



07022005

13 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

ISSUER: ORIGIN ENERGY LIMITED
FILE NO: 082-34934

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 1 February 2007 to 9 March 2007. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au




RECEIVED
2007 MAR 22 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 February 2007
From	Bill Hundy	Pages	4
Subject	**ORIGIN ENERGY ACQUIRES SUN RETAIL**		

Please find attached an announcement regarding the completion of the acquisition of Sun Retail by Origin Energy.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX/Media Release

1 February 2007

Origin Energy acquires Sun Retail

Origin Energy Limited ("Origin") today announced it had completed the acquisition of Sun Retail Pty Ltd from the Queensland Government for $1,202 million.

Sun Retail is the largest incumbent electricity supplier in the south-east Queensland growth corridor, supplying some 840,000 electricity customer accounts and 55,000 LPG customers. The acquisition brings Origin's customer account numbers in Australia to over 3 million, and 3.6 million including customers in its New Zealand subsidiary, Contact Energy.

Commenting on the acquisition Origin's Managing Director, Grant King said, "The acquisition of Sun Retail establishes our position as the leading energy company in Queensland - the fastest growing state in Australia - and secures the company a leading position in the continuing consolidation and integration of the Australian and New Zealand energy markets.

"The depth of integration that Origin now has in the Queensland market, from energy retailing through generation and, most importantly, directly into gas supply, provides the company with a compelling competitive advantage. It is a unique position and replicates the integrated strategy Origin has pioneered over the last ten years across south-east Australian energy markets. This strategy reduces the risks that arise from operating in contestable markets, provides Origin with an expanded range of growth opportunities and has delivered significant returns to its shareholders.

"In the broader context, the acquisition provides increased scale for our retail business which will allow us to drive further reductions in our cost to serve. It also brings further reductions in the cost of risk-management of our electricity supply portfolio across eastern Australia. In addition, we are now able to offer an unparalleled range of products and services to meet the needs of eastern Australian energy consumers, and enhance our position as the leading Green Power provider in Australia.

"Our experience in acquiring and integrating similar retail businesses in Victoria means that Origin is uniquely positioned to draw on the combined strengths of the Origin and Sun Retail organisations and go to market with a strong sales proposition for Queensland customers when full retail competition is introduced in July.

"Since the November announcement (of the agreement to purchase Sun Retail) we have been working with the Sun Retail team to plan for the integration with Origin's existing Retail business. We have appreciated the contribution of the Queensland Government, the management and staff of Sun Retail and associated advisers in successfully reaching the completion milestone. In this process, the benefits we envisaged at the time of our bid have been confirmed and we look forward to the contribution that Sun Retail will make to our overall business.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Origin will fund the acquisition through a combination of:

- a share placement to institutional investors which raised $400 million in December;
- a Share Purchase Plan for registered shareholders which is currently being undertaken and is expected to raise $75 million; and
- new and existing debt facilities.

For more information, please contact:

For media
Tony Wood
General Manager, Public and Government Affairs
Mobile: 0419 642 098

For investors
Angus Guthrie
Manager, Investor Relations
Telephone: (02) 8345 5558
Mobile: 0417 864 255

Additional material concerning the acquisition is available through earlier releases to the Australian Stock Exchange which may be found on our website, including:

- ASX / Media release on the acquisition of Sun Retail
  http://www.originenergy.com.au/files/SunRetailFINAL.pdf

- Presentation to investors
  http://www.originenergy.com.au/files/sun_retail_presentation_FINAL.pdf

Information regarding customers and the change that this acquisition will bring may be found at:

- www.originenergy.com.au/welcome for residential customers and
- www.originenergy.com.au/businesswelcome for business customers.



About Sun Retail - The Sun Retail Business was formed out of the former ENERGEX retail business. It has around 840,000 electricity customers and sites, mostly located in south east Queensland around the Gold Coast and the southern parts of Brisbane and around 55,000 LPG customers. In its customer base Sun Retail has a large number of customers who purchase Green Power products.
Total electricity sales are around 16 TWh and revenue of around $1.7 billion annually. Sun Retail employs around 200 people who are involved in energy purchasing and retailing, customer service, and sales and marketing.

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.

Origin in Queensland at a glance (prior to the acquisition):

- *Invested over $800 million in oil and gas production, exploration and power generation since 2000*
- *Employs 620 Queenslanders in its oil and gas and LPG businesses*
- *National head office for the Exploration, Oil and Gas Production and LPG business*
- *Owns and operates the Spring Gully coal seam gas plant in central Queensland where by September 2007 it will have invested over $314 million*
- *Is the leading producer of coal seam gas in Queensland and has an active exploration program to secure additional reserves*
- *Owns and operates the Roma and Mt Stuart Power Stations, and has a 50% interest in the Bulwer Island Power Station*
- *Manages over 2,600 km of gas distribution pipelines*
- *Retails natural gas to over 90,000 customers*
- *Supplies 123,000 customers with LPG across Queensland*
- *Potential to construct a 1,000MW power station at Spring Gully, near Roma.*

Table 1 Summary of Origin Energy customer accounts

Customer accounts/sites ('000)#	Sun Retail	Origin Energy Qld	Combined Qld	Australia wide	New Zealand and Pacific	Total Origin Energy	Contact Energy	Origin Energy Group
Electricity	841		841	1,787	-	1,787	514	2,301
Gas		90	90	879	-	879	79	958
Total Mass Market	841	90	931	2,666	-	2,666	593	3,259
LPG	55	123	178	317	40	357	-	357
Total	896	213	1,109	2,983	40	3,023	593	3,616

Origin customer numbers as at end October 2006. Sun Retail numbers estimated at time of completion.

Table 2 Origin Energy sales volumes including full year Sun Retail sales

Annual Energy Sales	Units	Origin Energy	Sun Retail	Total	Contact Energy	Origin Energy Group
Electricity#	Terawatt hours	17	16	33	7	40
Gas	Petajoules	127	-	127	21	148
LPG	Kilotonnes	522	31	553	-	553

Origin and Sun Retail electricity volumes based on full year forecast for the year ending 30 June 2007




RECEIVED
2007 MAR 22 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 February 2007
From	Bill Hundy	Pages	2
Subject	**MERGER DISCUSSIONS WITH AGL ENERGY**		

For your information please find attached an announcement entitled "Origin Energy enters merger discussions with AGL Energy".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX/Media Release

5 February 2007

Origin Energy enters merger discussions with AGL Energy

Origin Energy advises that it has entered discussions with AGL Energy regarding their proposal to merge the two companies.

Shareholders of both companies should be aware that there is no certainty that these discussions will result in an agreed merger proposal being announced.

Origin will keep the market informed of any significant developments.

For more information, please contact:

For media
Tony Wood
General Manager Public and Government Affairs
Mobile: 0419 642 098

For investors
Angus Guthrie
Manager Investor Relations
Mobile: 0417 864 255
Tel: 02 8345 5558


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 06/02/2007

TIME: 13:05:34

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Eremia 7 Oil Appraisal Well commences

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 February 2007
From	Bill Hundy	Pages	2
Subject	**EREMIA 7 OIL APPRAISAL WELL COMMENCES**		

Please find attached a report regarding the commencement of Eremia 7 Oil Appraisal Well in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au



ASX Release

6 February 2007

Eremia 7 Oil Appraisal Well Commences Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the oil appraisal well Eremia 7, operated by ARC Energy Limited and located in the onshore Perth Basin Production Licence L1, commenced at 22:30 hours WST on Saturday, 3 February, using the Century 18 drilling rig. At 06:00 hours WST today, the 340 millimetre (13-3/8 inch) surface conductor was set to a depth of 78 metres and the rig was picking up drill pipe in preparation to drill the 311mm (12-1/4 inch) section.

Eremia 7 is located approximately 15 kilometres east-southeast of the township of Dongara. The primary target is the Late Permian Dongara Sandstone, the main oil-producing reservoir in the Jingemia, Hovea and Eremia fields.

Eremia 7 is designed to intersect the Dongara Sandstone as near as possible to the structural crest of the field and updip from existing Eremia wells. Eremia 7 is being drilled directionally and is prognosed to intersect the top of the Dongara Sandstone at approximately 2,117 metres measured depth at a subsurface location approximately 165 metres southeast of the surface location.

Surface co-ordinates for the Eremia 7 drilling location are as follows:

Latitude: 29° 18' 16.00" S
Longitude: 115° 01' 07.41" E

The well has a planned total depth of approximately 2,263 metres measured depth and is expected to take 18 days to drill and complete.

Participants in L1 and Eremia 7 are:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au




RECEIVED
2007 MAR 22 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 February 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	280,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	180,000 @ $4.146826 100,000 @ $3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,000 - 5 February 2007 260,000 - 6 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	857,506,217	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,298,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 6 February 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department:	**COMPANY ANNOUNCEMENTS OFFICE**
DATE:	07/02/2007
TIME:	13:43:56
TO:	ORIGIN ENERGY LIMITED
FAX NO:	02-9252-1566
FROM:	ASX LIMITED - Company Announcements Office
SUBJECT:	CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Accelerates Power Station Development

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 February 2007
From	Bill Hundy	Pages	3
Subject	**ORIGIN ENERGY ACCELERATES POWER STATION DEVELOPMENT**		

For your information please find attached an announcement regarding the development of a project to build a gas fired power station near Braemar in the Darling Downs region of Queensland.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX/Media Release

7 February 2007

Origin Energy accelerates power station development

Origin Energy Limited ("Origin") today announced it was accelerating development of a project to build a gas fired power station near Braemar in the Darling Downs region of Queensland (The "Darling Downs Power Station").

Since 2004, Origin has been working on a nominal 1000MW power station at its Spring Gully site near Roma. Regulatory approvals for that site were secured in 2006, and tender documents for the first 500MW were issued in September 2006. Those tenders have now been received. Following the completion of the Sun Retail acquisition on 1 February, Origin also has development approval for a gas fired power station of approximately 500MW capacity on the Braemar site. In parallel, Origin has continued to develop its coal seam gas reserves, both in the Spring Gully area, and in the Walloons area, closer to Braemar. Together, these developments provide a strong rationale for accelerating development of the Darling Downs Power Station.

Origin will now work with the short-listed tenderers for the Spring Gully project to submit prices for the Darling Downs Power Station based on the same power station configuration. In the meantime, work on the Spring Gully project will continue. This will ensure that Origin has the necessary development approvals and costing for both sites prior to making a final investment decision.

On making this announcement, Origin's Managing Director Grant King said: "Accelerating the development of the Darling Downs Power Station ensures we are able to select the site and sequence of development that will create the most economically attractive project for Origin. The development of the power project will accelerate the development of our coal seam gas resources, and, together with our peaking power stations at Roma (80MW) and Mt Stuart (288MW) and off-take rights from the Wambo peaking Power Station (450MW), create a diverse and competitive portfolio of generation to support our electricity retail business in Queensland. The depth of integration of our business in Queensland places Origin in a very strong competitive position."

"Development at either site will enhance power security in the fast growing Queensland economy. They will use very efficient, combined cycle gas turbines which, together with the use of coal seam gas for fuel, will ensure they have very low CO_2 emissions compared to other thermal power stations. The use of air cooling in these projects means that there will be minimal demand on the State's precious water supply."

Mr King concluded: "While we are on track for a final investment decision in the second quarter of 2007, important considerations in this decision will be the outcome of tender negotiations and the impact of current and potential schemes for reductions in greenhouse gas emissions."

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



For more information, please contact:

For media
(03) 9652 5506
Tony Wood
General Manager Public and Government Affairs
Mobile: 0419 642 098

For investors
(02) 8345 5558
Angus Guthrie
Manager Investor Relations
Mobile: 0417 864 255

About Origin Energy *- With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to more than 3 million Australian homes and businesses and employs over 3,380 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.*

Origin in Queensland at a glance:

- *Invested over $2,000 million in energy retailing, oil and gas production, exploration and power generation since 2000*
- *Employs around 800 Queenslanders in its retail, oil and gas and LPG businesses*
- *National head office for the Exploration, Oil and Gas Production, LPG and Sun Retail business*
- *Owns and operates the Spring Gully coal seam gas plant in central Queensland where by September 2007 it will have invested over $314 million*
- *Is the leading producer of coal seam gas in Queensland and has an active exploration program to secure additional reserves*
- *Owns and operates the Roma and Mt Stuart Power Stations, and has a 50% interest in the Bulwer Island Power Station*
- *Manages over 2,600 km of gas distribution pipelines*
- *Retails natural gas, LPG and electricity to over 1.1 million customers in Queensland*
- *Planning approvals to construct power stations at Spring Gully, near Roma and Darling Downs near Braemar.*



ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department:	**COMPANY ANNOUNCEMENTS OFFICE**
DATE:	07/02/2007
TIME:	13:46:30
TO:	ORIGIN ENERGY LIMITED
FAX NO:	02-9252-1566
FROM:	ASX LIMITED - Company Announcements Office
SUBJECT:	CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy Announces Half Year Results on 23 Feb 2007

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 February 2007
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY ANNOUNCES HALF YEAR RESULTS ON 23 FEBRUARY 2007**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


contact

7 February 2007

Contact Energy to Announce Half Year Results on 23 February 2007

Contact Energy intends to release its unaudited results for the six months ended 31 December 2006 at approximately 8.30am on Friday, 23 February 2007.

Shareholders are advised that, subject to Contact's Board of Directors' approval, the record date for the payment of any interim dividend will be Friday, 9 March 2007.

Contact shareholders who wish to participate in the company's share top-up plan and have their dividends used to purchase on-market shares (and who have not already registered) need to have registered their intention to participate by Friday, 23 February 2007.

Similarly, shareholders who wish to withdraw from participation in the share top-up plan need to register their intention to do so by Friday, 23 February 2007.

Shareholders who wish to register for, or withdraw from, the share top-up plan should contact the company's share registrar:

Computershare Investor Services Limited
Private Bag 92119, Auckland 1020
Facsimile (09) 488 8787

For more information:
Jonathan Hill
Communications Manager
04 462 1285


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/02/2007

TIME: 14:18:04

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Eremia 7 Oil Appraisal Well Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 February 2007
From	Bill Hundy	Pages	2
Subject	**EREMIA 7 OIL APPRAISAL WELL UPDATE**		

Please find attached a report detailing an update of the Eremia 7 Oil Appraisal Well in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au



ASX Release

16 February 2007

Eremia 7 Oil Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Eremia 7 oil appraisal well operated by ARC Energy Ltd.

Eremia 7

Well type: Oil appraisal (onshore)

Location: Perth Basin, Western Australia (L1)

Eremia 7 is located approximately 15 kilometres east-southeast of the township of Dongara.

Surface co-ordinates for the well are as follows:

Latitude: 29° 18' 16.00" S
Longitude: 115° 01' 07.41" E

Interests:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target:	Dongara Sandstone
Target depth:	2,107 metres measured depth, 2,050 metres true vertical depth (TVD) subsea.
Total depth:	2,296 metres measured depth.

Progress and Status: The well reached a total depth of 2,296 metres measured depth on 14 February 2007. Based on preliminary evaluation of Logging While Drilling (LWD) logs, the well has intersected the Dongara Sandstone reservoir at 2,050 metres true vertical depth (TVD) subsea, some 2 metres above the previous highest intersection in the field at Eremia 6. From the LWD logs, Eremia 7 is interpreted to have intersected an 11 metre unswept oil column overlying an approximate 16 metre partially swept oil zone.

At 0600 WST today the operation was conditioning the hole for wireline logging. Once logging is completed Eremia 7 will be cased and completed as an oil producer.

For further information contact:
Paul Zealand
General Manager — Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 February 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**20,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

082-34954

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	857,526,217	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,278,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 16 February 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 February 2007
From	Bill Hundy	Pages	3
Subject	**ORIGIN ENERGY REJECTS AGL'S PROPOSAL FOR A NIL PREMIUM MERGER OF EQUALS**		

For your information please find attached an announcement entitled "Origin Energy rejects AGL's proposal for a nil premium merger of equals".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX/Media Release

23 February 2007

Origin Energy rejects AGL's proposal for a nil premium merger of equals

Origin Energy Limited ("Origin") today announced that it has rejected a proposal by AGL Energy Limited ("AGL") for a nil premium merger of equals.

Mr Kevin McCann AM, Chairman of Origin, said, "The Board has focused its assessment of a nil premium merger of equals on its impact on the value of shareholders' investment in Origin".

Important considerations in this regard include:

- An assessment of the relative value of AGL and Origin;
- The benefits arising from the merger after consideration of:
  - The transaction risks, including ACCC considerations;
  - Value leakage;
- The quality of earnings and growth opportunities of each Company; and
- The strategic direction of the two businesses.

Relative Value

Mr McCann said, "The Board believes that the merger ratio based on current market prices is not an appropriate basis to effect a merger. A merger based on current market prices does not properly reflect the relative fundamental value that each company would contribute to the merger.

"For example, AGL has acquired a number of assets in recent years, including Southern Hydro and Powerdirect, at prices significantly higher than we would value them in either our own business or a merger.

Potential benefits and value leakage

"We acknowledge that there are potentially significant operational benefits and synergies from integration, including retail scale that would be available in the merged business. However, for the merger to proceed, a significant divestment of natural gas, electricity and LPG retail customers, gas and electricity supply contracts and possibly some generation assets would be required. Our analysis has identified that this will result in significant value leakage. This is evidenced by the value that we believe underbidders attributed to recent acquisitions, including Powerdirect.

Origin Energy Limited ABN 30 000 051 696 • L45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5386 Sydney NSW 2001 • Telephone 02 8345 5000 • Facsimile 02 9252 9244 • www.originenergy.com.au


082-34934

Origin
energy

Quality of earnings and growth opportunities

"The Board believes that Origin is entering a period of significant growth as the earnings begin to flow from recent capital investment in upstream projects and the acquisition of Sun Retail.

"A significant contributor to AGL's earnings is from PNG oil, which is entering decline. The expected uplift in contributions from Southern Hydro is, in our opinion, at risk given current dam levels and hydrology outlook.

"Origin also believes it has a greater portfolio of growth projects that are core to the Company's strategy. In our opinion these differences in outlook are not adequately reflected in a nil premium merger ratio.

Strategic Direction

"We agree with AGL's assessment that the proposed merger would be of significant strategic benefit to AGL. Origin has consistently pursued a strategy of deepening integration between upstream, generation and retail assets. We believe that our strategy remains appropriate and that the proposed merger would not enhance it in a compelling way."

Mr McCann concluded, "Based on our comprehensive assessment as outlined above, the Board has come to the decision to reject a nil premium merger of equals with AGL."

Mr Grant King, Managing Director of Origin, said, "We believe that Origin is well placed to deliver many of the financial and strategic benefits of the proposed merger without the value leakage and execution risk associated with the proposed merger. Our focus will remain on effectively managing our current business and developing the many opportunities we have in front of us".

-ends-

Question and Answer Teleconference Session

Origin Energy Managing Director, Mr Grant King, will today conduct a teleconference question and answer session in relation to the announcement. Details are as follows:

Date:	Friday 23 February 2007	
Time:	11.00am (Sydney time)	
Dial-In Numbers:	Toll Free Australia Wide:	1800 766 788
	International:	+61 2 8228 7003
Password:	Origin Energy	

For further information on this media release, please contact:

Investors
Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255

Media
Mr Tony Wood
General Manager Public and Government Affairs
Origin Energy
Mobile: 0419 642 098


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/02/2007

TIME: 15:21:03

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New exploration permits in Bass and Canterbury Basins

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	26 February 2007
From	Bill Hundy	Pages	4

Subject **ORIGIN ENERGY SECURES NEW EXPLORATION PERMITS IN THE BASS AND CANTERBURY BASINS.**

Please find attached, an ASX release in relation to the securing by Origin Energy of new exploration permits in the Bass and Canterbury Basins.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 64008345 5000 • Facsimile (02) 9235 16619252 1566 •
www.originenergy.com.au



ASX/Media Release

26 February 2007

Origin secures new exploration permits in the Bass and Canterbury basins and provides update on exploration activities

Origin Energy Limited is pleased to advise of the following developments in its operated Greenfield exploration areas in Australia, New Zealand and Kenya.

Australia, Bass Basin (Map 4 in attached diagram)
New Permit Offered to Origin 100%

The company has been offered a new exploration permit in the Bass Basin in respect of gazetted area T06-4 located immediately south and west of its existing permit T/18P in which the Trefoil and White Ibis gas discoveries are located. In accepting this offer, Origin will be committed to acquire 2D and 3D seismic and the drilling of an exploration well in the first three years of permit tenure. The permit is considered by Origin to be highly prospective for gas.

New Zealand, Canterbury Basin (Map 2)
Permits PEP 38262 and PEP 38264, Origin 100%

Origin acquired the 1231 km Carrack Seismic Survey in PEP 38262 in March 2006 and also applied for, and was granted adjacent permit PEP 38264 on 8 November 2006.

Based on new seismic results, Origin believes that an untested petroleum system may be developed in the deep water areas of the Canterbury Basin. Robust structural leads have been identified in both permits and these have the potential to hold very large volumes of oil and/or gas. Origin has contracted the seismic vessel *CGG Duke* to acquire additional 2D seismic (1,300 km Wherry Survey in PEP 38264 and PEP 38262, 910 km Caravel Survey in PEP 38262), with acquisition likely to commence in March 2007.

New Zealand, Northland Basin/Northern Taranaki Basin (Map 1)
PEP 38618 and PEP 38619, Origin 50% (Operator)

The acquisition of a large 2D/3D seismic program over existing leads and prospects in these permits has commenced using the seismic vessel *Pacific Titan*. As at 26 February, acquisition of the 432 sq km Nimitz 3D Seismic Survey in PEP 38618 was more than 70% completed. This survey will be immediately followed by the 1902 km Pantheon 2D Seismic Survey in the same permit, and the 1224 km Akira 2D Seismic Survey in adjacent permit PEP 38619.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Origin believes these areas are prospective for gas and in the event of exploration. success, could help to alleviate New Zealand's looming supply/demand shortfall.

Kenya, Lamu Basin (Map 3)
PSC Blocks L8 and L9, Origin 75% (Operator)

Origin has successfully acquired the 3759 km Lamu 2D Seismic Survey in its offshore Kenyan permits L8 and L9 utilising the seismic vessel *Northern Explorer*.

Seismic over some leads in Origin's permits appear to be associated with Direct Hydrocarbon Indications (DHIs). Processing of newly acquired seismic is expected to take at least four months to complete. A decision must be made in 3Q, 2007 to enter the Second Additional Period of these permits which carry commitments to drill.

Commenting on these exploration developments, Origin's Executive General Manager Exploration, Rob Willink said:

"With interests being secured in new permits and new seismic becoming available for interpretation, we are entering a particularly exciting phase in the exploration of our more frontier assets.

The potential for very large oil and gas discoveries has been identified, but as always, we remain conscious of the geological risk and high cost associated with exploration, in particularly in our deeper water areas. To this end, we have commenced a process of attracting experienced partners to participate in forward activities in these areas."

For further information contact:

Rob Willink
Executive General Manager- Exploration
Telephone: 07 3858 0676 Mobile: 0407 723 050
Email: rob.willink@upstream.originenergy.com.au


Origin
energy

1

LEGEND
Origin permit
Gas pipeline
Potential gas pipeline
Gas field
Oil field

Auckland
PEP 38618
PEP 38619
Northland Basin
PEP 38485
PEP 38729
Tasman Sea
Taranaki Basin
New Plymouth
New Zealand
PML 38146
Km 0 40

2

Tasman Sea
New Zealand
Christchurch
PEP 38262
PEP 38264
Canterbury Basin
Dunedin
Pacific Ocean
Km 0 50
LEGEND
Origin permit

3

Kenya
Lamu
Kipini
Indian Ocean
Malindi
Lamu Basin
L-8
L-9
Kilifi
Mombasa
Ukunda
Msambweni
Km 0 25
LEGEND
Origin permit

4

Melbourne
Victoria
Geelong
Lang Lang
BassGas Pipeline
Km 0 30
Bass Strait
Bass Basin
T/18P
T/RL1
Trefoil
Yolla
White Ibis
T/L1
T06-4
Tasmania
LEGEND
Origin permit
Production facility
Gas pipeline Origin interest
Gas pipeline
Gas field

1
2
3
4


ASX
AUSTRALIAN SECURITIES EXCHANGE


RECEIVED
2007 MAR 22 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/02/2007

TIME: 09:33:51

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 February 2007
From	Bill Hundy	Pages	60
Subject	**CONTACT ENERGY HALF YEAR RESULTS**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


contact

23 February 2007

Contact outlines $2 billion in a new renewable generation programme

Contact Energy today announced a new renewable generation programme totalling around $2 billion in wind and geothermal.

Contact Energy Chief Executive David Baldwin said, given appropriate policy settings, the company's investment plans in renewable generation could play a significant role in helping to advance a more sustainable and climate-friendly energy generation sector.

Geothermal generation

Mr Baldwin said the next stage of the company's generation growth would come primarily through investment in up to 260 MW of new geothermal generation, with two new power stations planned for the Taupo region.

"Contact is New Zealand's leading provider of geothermal electricity, and we have a world-class geothermal resource in the Taupo region that can provide New Zealand with much greater amounts of the only form of baseload, and easily accessible renewable electricity generation," he said.

Mr Baldwin said recent results from test production wells in the Tauhara steamfield strengthened the company's view that the geothermal resource was potentially very strong and able to support a new geothermal power station.

"Contact will now work to further quantify the geothermal resource and, upon confirmation of satisfactory results, enter the site design phase before moving to resource consenting for a new power station with a potential capacity of up to 200 MW, powered by steam from the Tauhara steamfield. This new plant could be producing energy by 2012.

"In addition, Contact has been considering upgrading or replacing the Wairakei geothermal power station, and will be developing and advancing these plans with a view to having a new plant commissioned by 2011," he said.

"Replacing the Wairakei Power Station with a modern and efficient plant would enable additional new generation in the vicinity of up to 60 MW, and total capacity of around 220 MW."

Mr Baldwin said Contact would need a streamlined consenting process for its geothermal investment programme if it were to be implemented within the timeframes anticipated by Contact to help meet the country's growing demand for electricity.

"Contact's 2001 Wairakei resource consent applications currently still remain unresolved, preventing us from generating substantial additional renewable energy. For Contact's new geothermal investment programme we are exploring various consenting options, for example recommending the Government call in applications for renewable projects directly to a board of inquiry or the Environment Court for swift consideration.

"We have been encouraged by the draft New Zealand Energy Strategy and have held positive preliminary discussions with the Energy Minister over possible call-in options."

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

Wind generation

Wind generation developments are also on Contact's agenda, with the company pursuing four wind farm sites. The company is currently actively engaged on the development of two wind farm sites that indicate significant wind resources. These two sites may be able to contribute up to 400 MW of clean, renewable electricity for the country.

Mr Baldwin also said the company had agreed commercial terms for the purchase of two further wind farm sites, with promising signs for capacity to generate up to 300 MW, although further feasibility work is required.

He said the development of any two of these wind farm sites would cost up to $1 billion.

Otahuhu C and the future of thermal generation

Mr Baldwin said that new generation would be needed by around 2012, and new renewables needed to be developed by then. He said that with Government support for the consenting of geothermal and wind development, he believed the Government's goal of meeting New Zealand's energy growth from renewable forms of energy could be realised.

"Strong geothermal development is critical if we are to meet demand growth through renewables, particularly during peak periods. If the Government is committed to this path, then we believe it is possible to defer decisions on new thermal generation for up to 18 months," he said.

"During this time, we would be looking to the Government to finalise a market-based pricing system for carbon emissions.

"Contact's proposed Otahuhu C combined-cycle gas turbine power station is clearly New Zealand's best thermal option. While we hold the consents to build it, we are able to defer construction of this plant for up to 18 months if the consenting climate, and grid transmission capacity, support timely investment in new renewable generation.

"This would enable a decision on Otahuhu C to be made in a stable policy environment."

However, Mr Baldwin said that, while growth in electricity demand could be met through renewable generation in the short to medium term, New Zealand must also ensure that its current thermal generation fleet is modern and efficient, and can handle peak requirements.

"It will be important for the New Zealand Energy Strategy to permit old and inefficient thermal plant to be replaced with cleaner, more efficient combined-cycle stations. In this context, Otahuhu C will play an important role in reducing the sector's greenhouse gas emissions."

New Zealand Energy Strategy

Mr Baldwin said a focus for Contact was on providing a robust submission on the Government's draft New Zealand Energy Strategy.

"We support the Government's commitment to addressing climate change, but feel strongly that, if New Zealand is serious about taking meaningful steps to reduce our greenhouse gas emissions, then we need price signals across the entire economy.

"With the energy generation sector producing around 10 per cent of the country's greenhouse gas emissions, Contact will support the implementation of a mechanism to price carbon, but believes it must be applied across the economy," he said.

Mr Baldwin said he welcomed the draft strategy's endorsement of the electricity market, noting that the preservation of a competitive market was vital.

"As a company prepared to invest billions of dollars in new renewable generation projects, we need investment certainty. Contact's submission on the draft energy strategy will support a level playing field between all market participants, and the market reflecting the true costs

of energy generation, rather than any system of subsidies and interference in the market," he said.

Six-month results

Mr Baldwin said the result for the six months ended 31 December 2006 was in line with expectations and showed that Contact was a well-balanced and versatile company.

Earnings Before Interest, Taxation, Depreciation, Amortisation and Financial Instruments (EBITDAF) was $275.4 million, down slightly from $280.4 million for the same period in 2005.

Profit for the six months ended 31 December 2006 was $122.9 million, down from $146.6 million for the same period in 2005. However, included in the 2005 half year was the gain of $33.4 million from the sale of Contact's stake in the Australian Valley Power plant in October 2005. Adjusting for this one-off item, and excluding the change in fair value of financial instruments, sees profit increasing for the six months ended 31 December 2006 by $7.2 million, or seven per cent.

"This result shows that Contact is a robust company with the diversity of generation assets and options required to contribute to a secure electricity supply," he said.

"This result shows that Contact has developed a strong and secure base from which to embark on the company's next stage of growth as a leader in new renewable generation development."

Mr Baldwin said the result was particularly pleasing despite some challenging trading conditions, but noted that a delay in full production from the Pohokura gas field had seen the company use lower-cost sourced gas, which had favourably impacted on the result.

This is unlikely to be repeated to the same extent over the coming period.

"Contact will continue to face significant challenges over the coming year, as the business adjusts to higher priced gas and reduced fuel flexibility," he said.

Mr Baldwin said Contact's views on the expected performance for the remainder of this financial year remain consistent with the guidance provided in the Chairman's address to Contact's 2006 Annual Meeting, namely that net profit after tax is likely to be materially lower than for the previous financial year.

Capital return

Mr Baldwin said that Contact's investment proposals clearly have implications for capital management.

"With up to $2 billion of potential investment opportunities over the next five years, any significant release of cash to shareholders at this time could put the company in a position where it may not be able to execute its plans without adversely impacting the Contact or Origin Group credit ratings. Accordingly, the Board has decided against making a capital return at this time," he said.

"We will keep this issue under review and revisit our decision if Contact's future financial flexibility requirements differ from current expectations."

Dividend

The Board has declared a fully imputed interim dividend of 10 cents per share. Payment will be dispatched on 23 March 2007.

For further information
Jonathan Hill Communications Manager
04 462 1285

Contact Energy Limited	
Results for announcement to the market	
Basis of Report	Unaudited
Reporting Period	6 months to 31 December 2006
Previous Reporting Period	6 months to 31 December 2005

	Amount ($000s)	Percentage change
Revenue from ordinary activities	995,131	(11.4%)
Profit from ordinary activities after tax attributable to security holders	117,218	6.6%
Net profit attributable to security holders	122,893	(16.2%)

	31 December 2006	31 December 2005
Net tangible assets per security	$4.20	$3.96

Dividend	Amount per security	Imputed amount per security	Supplementary Dividend
INTERIM	$0.100	$0.049254	$0.017647

Record Date	9 March 2007
Dividend Payment Date	23 March 2007
Share Top Up Plan Election Date	23 February 2007

Comments:	
	1. Profit from ordinary activities after tax attributable to security holder excludes Gain on disposal of Subsidiaries and Change in Fair Value of Financial Instruments (net of tax). 2. The Share Top Up Plan is available to eligible shareholders holding 5,000 or fewer shares whereby they can elect to acquire existing shares on-market funded by their regular dividend payments. The Share Top Up Plan is not, in itself, a dividend or distribution.

Attachments:

- Management Discussion & Analysis
- Unaudited Financial Statements for the six months ended 31 December 2006
- KPMG Review Report


CONTACT

Management Discussion of unaudited consolidated financial results for the six months ended 31 December 2006

Financial review

Contact Energy has recorded Earnings before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the six month period ended 31 December 2006 of $275.4 million, compared with $280.4 million for the same period in 2005.

Key financial information

	6 Months Ended 31 December 2006 $million	6 Months Ended 31 December 2005 $million
Operating Revenue	995.1	1,122.8
Operating Expenses[1]	(719.7)	(842.4)
EBITDAF	**275.4**	**280.4**
Depreciation	(69.2)	(67.7)
Change in Fair Value of Financial Instruments	8.5	4.8
Equity Accounted Earnings/(Loss) of Associate	0.9	(0.5)
Gain on Disposal of Subsidiaries[2]		33.4
Earnings Before Net Interest Expense & Income Tax (EBIT)	**215.6**	**250.4**
Net Interest Expense[3]	(32.2)	(37.9)
Income Tax Expense	(60.5)	(65.9)
Profit for the Period	**122.9**	**146.6**
Adjusted Earnings Per Share[4]	**20.33**	**19.07**
Shareholders' Equity	**2,602.0**	**2,463.3**

(1) Includes retail electricity purchases.

(2) Disposal of Contact Peaker (NZ) Limited and its 100 per cent owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40 per cent of the generation plant from Valley Power Pty Limited and was a 40 per cent partner in the Valcon Joint Venture that operated the generation plant.

(3) Interest income has been reclassified to Net Interest Expense rather than being included within Operating Revenue.

(4) Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries, and Change in Fair Value of Financial Instruments.

The primary operating factors that contributed to the 2006 half year financial performance are:

- high rainfall and inflows into New Zealand's core hydro catchments, leading to higher levels of hydro generation, lower levels of thermal generation and lower wholesale electricity prices
- significantly lower wholesale electricity revenue as a result of lower wholesale prices for generation
- a stronger contribution from Contact's retail base, due to the lower wholesale electricity purchase costs required to supply retail customers
- a 28 per cent increase in the price for natural gas, both for internal use in Contact's thermal electricity generation plants, and for supply to wholesale and retail customers.

Profit for the six months ended 31 December 2006 increased seven per cent on the result in the comparable period ended 31 December 2005 (excluding changes in the fair value of financial instruments and the one-off $33.4 million gain in the prior period on the disposal of Contact's stake in the Australian Valley Power peaking plant).

The result for the period ended 31 December 2006 was also impacted by lower net financing costs, attributable to an increase in Contact's net short-term deposits.

Retail segment

	6 Months Ended 31 December 2006 $million	6 Months Ended 31 December 2005 $million
Retail Electricity Revenue	605.3	550.9
Gas Revenue Wholesale Customers	17.8	41.4
Gas Revenue Retail Customers	53.2	64.7
Other Retail Revenue	3.9	3.4
Total Retail Revenue	**680.2**	**660.4**
Retail Electricity Purchases	(232.4)	(355.4)
Electricity Transmission and Distribution	(214.3)	(194.3)
Gas Purchases and Transmission	(52.9)	(74.0)
Labour Costs and Other Operating Expenses	(55.3)	(58.4)
Total Operating Expenses	**(554.9)**	**(682.1)**
EBITDAF	**125.3**	**(21.7)**
Depreciation	(7.3)	(7.0)
Segment Result	**118.0**	**(28.7)**
Average Electricity Purchase Price ($ per MWh)	55.53	89.50
Retail Electricity Sales (GWh)	3,950	3,793
Gas Sales Wholesale Customers (PJ)	3.4	7.8
Gas Sales Retail Customers (PJ)	2.7	4.5

Retail Segment

Contact's retail segment performed well over the six months ended 31 December 2006. Retail electricity purchase costs decreased 35 per cent from the corresponding period in 2005.

The average retail electricity purchase price was $55.53 per MWh for the six months ended 31 December 2006, compared with $89.50 per MWh for the six months ended 31 December 2005.

Retail electricity revenue for the six months ended 31 December 2006 was $605.3 million, up 10 per cent from $550.9 million for the six months ended 31 December 2005.

The average revenue per unit of electricity sold for the six months ended 31 December 2006 increased five per cent over that for the corresponding 2005 period.

Retail electricity customer numbers decreased less than one per cent to 511,000 at the end of December 2006, from 515,000 at the end of June 2006. Additional retail electricity volumes have resulted from sales to commercial and industrial customers, which has resulted in a small overall increase in Contact's market share on a volume basis over this period.

Contact's gas revenue from wholesale customers decreased 57 per cent in the six months to 31 December 2006, compared with the six months ended 31 December 2005. This is primarily due to the expiry in June 2006 of a 12 month contract with a significant wholesale gas customer.

Retail gas revenue decreased from $64.7 million for the six months ended 31 December 2005, to $53.2 million for the six months ended 31 December 2006. A significant part of this decrease is due to the loss of one large wholesale customer.

Retail gas customer numbers at 31 December 2006 were 76,000, down from 79,000 as at 30 June 2006, primarily as a result of continuing strong competition in the retail gas market.

Labour Costs and Other Operating Expenses for the retail segment decreased five per cent from the six months ended 31 December 2005. Contact continues to focus on customer satisfaction, while reducing cost to serve.

Generation segment

	6 Months Ended 31 December 2006 $million	6 Months Ended 31 December 2005 $million
Wholesale Electricity Revenue	306.5	455.9
Steam Sales	6.7	5.1
Other Wholesale Revenue	1.7	0.5
Total Wholesale Revenue	**314.9**	**461.5**
Electricity Transmission and Distribution	(22.2)	(19.3)
Gas Purchases and Transmission	(100.9)	(98.2)
Labour Costs and Other Operating Expenses	(41.7)	(42.8)
Total Operating Expenses	**(164.8)**	**(160.3)**
EBITDAF	**150.1**	**301.2**
Depreciation	(61.6)	(60.1)
Segment Result	**88.5**	**241.1**
Average Wholesale Electricity Price ($ per MWh)[1]	51.45	81.70
Gas Used in Internal Generation (PJ)	21.1	26.3
Thermal Generation (GWh)	2,693	3,182
Geothermal Generation (GWh)	997	919
Hydro Generation (GWh)	1,907	1,490
Total Generation (GWh)	5,597	5,591

(1) This price excludes contracts for differences.

Generation Segment

The six months to 31 December 2006 saw significantly higher levels of inflows into the country's key hydro catchments, and an accompanying softening of wholesale electricity prices. Contact's hydro generation increased by 28 per cent; from 1,490 GWh for the six months ended 31 December 2005, to 1,907 GWh for the same period in 2006, while wholesale electricity prices for the six months ended 31 December 2006 averaged $51.45 per MWh, down 37 per cent from $81.70 per MWh for the six months ended 31 December 2005.

Production from the company's three geothermal power stations increased eight per cent to 997 GWh, from 919 GWh in the six months to 31 December 2005. Contact's geothermal development programme has seen two new pipelines commissioned; one to increase the production from the old western borefield, and the other to connect the Poihipi power station to the Wairakei steamfield, allowing the plant to increase generation from 25 MW to its full 55 MW capacity.

Further increases in production at Wairakei, available from current investments, are constrained by the existing resource consents.

At Ohaaki, two new production wells have been connected, and further wells are to be drilled and connected over the next six months.

Contact's thermal plant produced 15 per cent less electricity, decreasing from 3,182 GWh in the six months ended 31 December 2005, to 2,693 GWh for the six months ended 31 December 2006. As a result of lower levels of thermal generation for the six months ended 31 December 2006, gas used in electricity generation decreased by 20 per cent, to 21.1 PJ.

Contact's total generation from all sources for the six months ended 31 December 2006 was 5,597 GWh, up slightly from 5,591 GWh for the corresponding period in 2005.

GAS

The average gas purchase and transmission price for the six months ended 31 December 2006 was $4.77 per GJ, up 28 per cent from $3.72 per GJ for the corresponding period in 2005. While Contact did face higher per unit gas costs over the six months ended 31 December 2006, the transition to higher price gas was mitigated to some extent in the half year by a delay in full production from the Pohokura gasfield. Under interim arrangements, pending full production, Contact took lower volumes of Pohokura gas than anticipated, and compensated for this by greater use of alternative, lower-cost gas. Full production from the Pohokura field is expected in March 2007.

During the period Contact secured rights to an additional 170 PJ of Maui gas under the previously announced Right of First Refusal (RoFR) arrangements with the Maui field operators. This gas is expected to be delivered over the period from April 2007 until December 2014.

INCOME TAX EXPENSE

Income Tax expense for the six months ended 31 December 2006 was $60.5 million, compared with $65.9 million for the same period in 2005. The effective tax rate for the six months ended 31 December 2006 was 33 per cent, compared with 31 per cent for the same period in 2005. The increase in the effective rate is primarily due to the non-taxable Gain on Disposal of Subsidiaries in the six months ended 31 December 2005.

NET DEBT

Based on the NZD equivalent of borrowings, net of foreign exchange hedging, net debt decreased from $828.8 million at 31 December 2005, to $741.4 million as at 31 December 2006. This decrease of $87.4 million is primarily due to increased short-term deposits, as the company received cash in excess of that required to satisfy current capital commitments. In September 2007, term debt of NZ$277.8 million, being the NZD equivalent net of foreign exchange hedging, matures.

CAPITAL EXPENDITURE AND COMMITMENTS

Contact's capital expenditure for the six months ended 31 December 2006 was $62.7 million, compared with $66.8 million in the period ended 31 December 2005.

Total capital, investment and other operating commitments at 31 December 2006 were $187.8 million, compared to $223.2 million at 31 December 2005.

DIVIDEND DECLARATION

For the six months ended 31 December 2006, the Contact Board has resolved to pay a fully imputed dividend of 10 cents per share. This dividend will be paid on Friday, 23 March 2007.

CAPITAL MANAGEMENT

The investment proposals outlined in the Chief Executive's Outlook below have implications for capital management.

With up to $2 billion of potential investment opportunities over the next five years, the Board has determined that any significant release of cash to shareholders at this time could put the company in a position where it may not be able to execute its plans without adversely impacting the Contact or Origin Group credit ratings. Accordingly, the Board has decided against making a capital return at this time.

This issue will remain under review and the Board will revisit this decision if Contact's future financial flexibility requirements differ from current expectations.

Chief Executive's Outlook

The first six months of the current financial year represent pleasing performance, especially given the market conditions over that period.

Contact's performance was positively impacted by the delay in full production from the Pohokura gasfield, with Contact instead using alternative, lower-cost gas.

This is not expected to be repeated to the same extent over the second half of the financial year. It is also expected that the commissioning of Genesis Energy's e3p plant at Huntly will have an impact on market dynamics in the coming period.

The company will also continue to address the challenges associated with higher-priced gas and reduced fuel supply flexibility.

The guidance provided in the Chairman's address to Contact's 2006 Annual Meeting, namely that net profit after tax is likely to be materially lower than for the previous financial year, remains appropriate.

However, looking forward, we have a number of initiatives to enhance Contact's market position as an integrated producer and marketer of energy solutions. These represent exciting opportunities that should position Contact well in the energy market over the next few years.

In particular, we have a number of exciting opportunities in generation development.

Climate change and the New Zealand Energy Strategy

Contact supports the Government's desire to cut New Zealand's greenhouse gas emissions and focus on the development of new renewables, and believes Contact's direction outlined in this half-year result can play a major role in realising this goal.

Contact's strategic focus, as outlined in this report, has been developed in parallel with both increasing international concern over climate change, and with the development of the Government's own draft energy strategy.

This strategy positions the company well to help lead the energy sector in responding to climate change, both through strong investment in new renewable energy, and the development of cleaner, lower-emission gas-fired generation.

Investment in new generation

New Zealand's increasing demand for secure supplies of electricity requires sustained investment in new capacity. Contact has identified opportunities for a programme of new renewable generation investments of up to $2 billion.

Given appropriate policy settings this strategy has the potential to add significant value for Contact and will make a positive contribution to the Government realising its vision of meeting energy growth through renewables, and deferring the need for new thermal generation plants to provide for security of supply.

Geothermal

Contact's programme has particular emphasis on geothermal generation. Contact believes that if these investments can be executed promptly, decisions on building new thermal power stations can be deferred.

However, this deferral of thermal generation would only be appropriate if geothermal and other renewable alternatives can be developed rapidly.

The projects identified by Contact in the Taupo geothermal area could comprise up to 260 MW of new renewable geothermal generation capacity in the Taupo region, amounting to approximately $1 billion of new investment.

Included in this are plans to redevelop the existing 157 MW Wairakei power station by 2011; potentially realising up to an additional 60 MW of new energy, and constructing a new geothermal power station at Tauhara of up to 200 MW by 2012. There may also be capacity for an additional 40 MW of renewable energy from the Mokai geothermal field.

Contact believes it is extremely well placed to develop geothermal resources, and executing these options will be at the heart of the company's generation strategy for the next few years. Contact is currently progressing with detailed steamfield modelling and plant site selection and design, before proceeding to resource consenting.

The major challenge in bringing these projects on stream in a timely manner will be the resource consenting process. Currently major renewable projects, including geothermal projects, progress through the standard resource consenting process. The time required for this process means they are unlikely to be developed before generation capacity is constrained, which risks security of supply.

Contact believes that New Zealand needs to find a way by which these projects can be fast-tracked, while still maintaining a thorough assessment of relevant national, local and environmental issues.

In this respect, Contact is encouraged by the draft New Zealand Energy Strategy, which canvasses the possibility of facilitating renewable generation projects under the Resource Management Act (RMA).

Contact has started to engage with the Government in an active dialogue to assist in fast-tracking the consenting process. We are optimistic that, following changes to the RMA in 2005 to facilitate ministerial call-in of nationally significant projects, and to direct projects straight to a board of inquiry or the Environment Court, the RMA may be capable of facilitating the investment New Zealand needs within the timeframe required.

Contact believes the Government's stated vision of meeting New Zealand's energy growth from renewable sources can be met, but critical to this vision will be new geothermal energy and a streamlined consenting process.

Contact strongly supports the intent of the RMA but believes the manner of its implementation often seems at odds with the Government's support for the timely development of renewable generation projects. For example, Contact's 2001 re-consent applications for existing, geothermal generation in the Taupo region still remain unresolved, to the frustration of the company. This process is now expected to be complete by April 2007.

Geothermal is the most reliable form of renewable energy in New Zealand, which, unlike weather-dependent wind and hydro, is constantly available. It therefore represents a real substitute for thermal generation.

Wind

In 2006, Contact investigated a number of promising wind farm options, both through its joint venture with the wind farm development arm of the Australian investment bank, Investec, and with other wind farm developers. The company is now actively pursuing four potential wind development sites across the country.

In February 2007 Contact agreed commercial terms to purchase two wind farm sites from the wind development arm of Investec. Together, these sites represent potential capacity to generate up to 300 MW. Contact will undertake further evaluation work on both of these sites before making decisions on resource consenting.

Contact is also currently completing the required investigations and feasibility studies to explore the development of two further wind farm sites. Both of these sites indicate significant wind resources which may be able to contribute up to 400 MW of clean, renewable electricity for the country. Development of any two of these four wind farm sites would require approximately $1 billion to develop and construct.

Contact is currently undertaking environmental impact assessments, site design and other prerequisites for project feasibility and resource consent applications. As with most wind farm sites, transmission capacity will be a vital consideration.

Otahuhu C

Contact holds resource consents for Otahuhu C – a 400 MW high-efficiency combined cycle gas-fired power station – at its existing Auckland site and is well positioned to quickly develop this option.

However, Contact would prefer to prioritise investment in renewable generation and defer final investment decisions on Otahuhu C for up to 18 months, while a durable carbon pricing regime is developed and implemented.

The country's existing thermal plant will continue to play a critical role in supporting increasing levels of fluctuating renewables. However, the challenge will be to ensure the country's thermal fleet is as clean and modern as possible, and is able to respond to the increased volatility resulting from additional wind generation with fast-start firming capacity.

Our belief is that Otahuhu C will, in time, be developed, given its capacity to displace old, inefficient coal-fired plants which produce much higher levels of carbon dioxide emissions.

A high-efficiency gas-fired plant at Otahuhu could reduce carbon dioxide emissions by up to 60 per cent per unit of energy produced, relative to existing older thermal plant.

Hydro

Contact is well advanced in the consenting process for its 17 MW distributed hydro generation project at the Lake Hawea control gates in Central Otago, with consents granted by the Queenstown Lakes District Council in February, and an Otago Regional Council hearing later this year.

The Hawea Gates project is a small, but meaningful, addition to our renewable hydro fleet, made possible largely because it utilises existing river flow control structures.

Natural gas supplies

The biggest and most significant commercial agreement executed by Contact in the half-year under review was its agreement to acquire rights to an additional 170 petajoules of natural gas from the Maui joint venture.

Delays in the Pohokura gasfield coming on line over 2006 saw Contact use less Pohokura gas than expected. This was replaced by cheaper alternative sources of gas. The Pohokura gasfield is expected to come fully on line in March 2007.

As outlined earlier, while Contact intends to focus on executing new renewable generation options as a priority, its existing thermal power stations have a critical role to play in ensuring New Zealand has a secure energy supply and that its renewable base is well supported.

A secure fuel supply for these plants remains very important and Contact will continue to focus on negotiating additional supplies of domestically-sourced natural gas for its existing plant over 2007.

Contact continues to advance the Gasbridge joint venture with Genesis Energy to develop a backstop option of importing liquefied natural gas (LNG) in case of domestic natural gas shortages.

Carbon pricing and the energy market

The Government's draft energy strategy has indicated support for a mechanism to price carbon from electricity generated from coal, oil or gas. Contact supports the Government's direction – provided this measure is a transitional step towards a broader, economy-wide carbon pricing methodology.

At present, most renewable energy options cost more to develop than most thermal plant options.

In Contact's view there is no question that increasing the costs of thermal generation through pricing carbon, and building large volumes of new, more expensive renewable generation, will raise energy prices. This is a cost of tackling climate change.

The true cost of generation options must be reflected in market prices, as opposed to any system of subsidies or market interventions. The preservation of a level playing field between state and private or publicly-owned participants in the New Zealand energy sector also remains important to secure the investment required to meet New Zealand's energy challenges.

As a publicly-listed company preparing to invest up to $2 billion in wind and geothermal energy over the coming years, having certainty and full confidence in the electricity market and New Zealand's investment climate is critical.

Contact's customers

The six months to 31 December 2006 has been a period in which the business has focused on its 587,000 customers, and set about developing new services and product offerings.

Over the coming months a range of innovative new products and services will be developed and offered to Contact's customers.

My vision is to see Contact develop further its position as an integrated energy solutions company; deepening relationships with our customers and providing the services, products and choices to help customers manage their own energy-related needs.

Conclusion

The six months ended 31 December 2006 was an important period for Contact: the company responded appropriately to changing market conditions, and took a number of core strategic business decisions to move it forward into a new phase of growth and development.

While Contact faces a number of challenges over the coming period, the company is in good heart, with the financial resources, the expertise and the commitment to grow and help meet New Zealand's changing energy and environmental challenges.

We anticipate the initiatives outlined in this outlook will be followed by further announcements in the coming months.

David Baldwin Chief Executive

Contact Energy Limited and Subsidiaries

income statement
for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
Operating Revenue				
Wholesale Electricity Revenue		306,455	455,909	1,046,233
Retail Electricity Revenue		605,304	550,933	1,080,445
Gas Revenue		71,022	106,160	184,320
Steam Sales		6,749	5,121	9,017
Other Revenue		5,601	4,741	10,108
		995,131	1,122,864	2,330,123
Operating Expenses				
Retail Electricity Purchases		(232,440)	(355,423)	(778,905)
Electricity Transmission and Distribution		(236,496)	(213,615)	(424,387)
Gas Purchases and Transmission		(153,736)	(172,205)	(354,483)
Labour Costs		(29,601)	(28,353)	(59,866)
Other Operating Expenses		(67,446)	(72,853)	(155,526)
		(719,719)	(842,449)	(1,773,167)
Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)		275,412	280,415	556,956
Depreciation		(69,186)	(67,696)	(133,229)
Change in Fair Value of Financial Instruments	4	8,470	4,800	8,699
Equity Accounted Earnings/(Loss) of Associate		851	(501)	4,422
Gain on Disposal of Subsidiaries			33,399	33,399
		(59,865)	(29,998)	(86,709)
Earnings Before Net Interest Expense and Income Tax (EBIT)		215,547	250,417	470,247
Interest Expense		(43,049)	(42,164)	(82,877)
Interest Income		10,886	4,288	15,315
Net Interest Expense		(32,163)	(37,876)	(67,562)
Profit Before Income Tax		183,384	212,541	402,685
Income Tax Expense	3	(60,491)	(65,934)	(121,817)
Profit for the Period	2	122,893	146,607	280,868
Adjusted Earnings Per Share (Cents) [1]		20.33	19.07	41.91
Basic and Diluted Earnings Per Share (Cents)		21.31	25.42	48.71

(1) Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments, net of tax.

The accompanying notes form an integral part of these financial statements.

statement of changes in equity
for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
Profit for the Period		122,893	146,607	280,868
Change in Foreign Currency Translation Reserve		(80)	(931)	(940)
Change in Asset Revaluation Reserve			1,297	3,842
Change in Cash Flow Hedge Reserve		19,155	2,917	12,700
Total Recognised Revenues and Expenses		141,968	149,890	296,470
Ordinary Dividends Paid	5	(92,261)	(57,663)	(115,326)
Changes in Equity for the Period		49,707	92,227	181,144
Equity at Start of the Period		2,552,243	2,380,588	2,380,588
Adoption of NZIAS 39 – Financial Instruments			(9,489)	(9,489)
Restated Equity at Start of the Period		2,552,243	2,371,099	2,371,099
Equity at End of the Period		2,601,950	2,463,326	2,552,243
Represented by:				
Share Capital		780,037	780,037	780,037
Foreign Currency Translation Reserve		79	168	159
Asset Revaluation Reserve		1,551,483	1,548,938	1,551,483
Cash Flow Hedge Reserve		13,818	(15,120)	(5,337)
Retained Earnings		256,533	149,303	225,901
Equity at End of the Period		2,601,950	2,463,326	2,552,243

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

balance sheet
as at 31 December 2006

	Note	Group Unaudited 31 December 2006 $000	Group Unaudited 31 December 2005 $000	Group Audited 30 June 2006 $000
SHAREHOLDERS' EQUITY		2,601,950	2,463,326	2,552,243
Represented by:				
Current Assets				
Short Term Deposits		296,548	209,904	282,819
Receivables and Prepayments		161,934	224,567	230,582
Taxation Receivable		-	-	7,561
Inventories		18,719	30,081	29,916
Derivative Financial Instruments		2,973	892	3,940
Total Current Assets		480,174	465,444	554,818
Non-current Assets				
Property, Plant & Equipment		3,833,603	3,821,338	3,829,153
Goodwill		178,778	178,778	178,778
Investment in Associate		7,818	3,483	8,900
Derivative Financial Instruments		44,360	4,516	4,572
Other Non-current Assets		2,987	12,632	3,346
Total Non-current Assets		4,067,546	4,020,747	4,024,749
TOTAL ASSETS		4,547,720	4,486,191	4,579,567
Current Liabilities				
Borrowings		12,282	13,435	20,948
Current Portion of Term Borrowings	4	205,367	-	-
Payables and Accruals		168,591	248,064	264,519
Taxation Payable		10,925	20,781	-
Provisions		3,337	8,132	5,164
Derivative Financial Instruments		75,591	-	4,973
Total Current Liabilities		476,093	290,412	295,604
Non-current Liabilities				
Borrowings	4	575,602	799,667	869,818
Provisions		21,717	22,855	20,756
Deferred Taxation		689,616	657,307	678,648
Derivative Financial Instruments		178,695	248,577	158,451
Other Non-current Liabilities		4,047	4,047	4,047
Total Non-current Liabilities		1,469,677	1,732,453	1,731,720
TOTAL LIABILITIES		1,945,770	2,022,865	2,027,324
NET ASSETS		2,601,950	2,463,326	2,552,243

The accompanying notes form an integral part of these financial statements.

statement of cash flows for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash Provided from:				
Receipts from Customers		1,052,033	1,107,784	2,320,557
Interest Received		10,809	3,209	11,795
		1,062,842	1,110,993	2,332,352
Cash Applied to:				
Payments to Suppliers and Employees		(802,571)	(807,570)	(1,726,680)
Taxation Paid		(30,500)	(31,800)	(93,255)
Interest Paid		(42,439)	(41,047)	(81,754)
		(875,510)	(880,417)	(1,901,689)
Net Cash Inflow from Operating Activities	6	**187,332**	**230,576**	**430,663**
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash Provided from:				
Proceeds from Disposal of Subsidiaries			70,642	70,483
Loan from Associate			723	1,142
Associate Dividends Received		1,254		260
Repayment of Loan to Investee			63	126
		1,254	71,428	72,011
Cash Applied to:				
Purchase of Property, Plant & Equipment		(64,434)	(70,329)	(133,799)
Repayment of Loan from Associate		(834)		
		(65,268)	(70,329)	(133,799)
Net Cash (Outflow)/Inflow to Investing Activities		**(64,014)**	**1,099**	**(61,788)**

The accompanying notes form an integral part of these financial statements.

statement of cash flows
for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash Applied to:				
Ordinary Dividend Paid to Shareholders	5	(92,261)	(57,663)	(115,326)
Supplementary Dividend Paid to Shareholders	5	(9,769)	(6,219)	(12,455)
Repayment of Borrowings		(6,686)	-	-
Repayment of Finance Lease Liabilities		(90)	(1,180)	(1,186)
		(108,806)	(65,062)	(128,967)
Net Cash (Outflow) to Financing Activities		**(108,806)**	**(65,062)**	**(128,967)**
Net Increase in Cash and Cash Equivalents		14,512	166,613	239,908
Add: Cash and Cash Equivalents at the Start of the Period		274,804	34,896	34,896
Cash and Cash Equivalents at the End of the Period		**289,316**	**201,509**	**274,804**
Cash and Cash Equivalents is comprised of:				
Bank Overdraft		(7,232)	(8,395)	(8,015)
Short Term Deposits		296,548	209,904	282,819
		289,316	**201,509**	**274,804**

The accompanying notes form an integral part of these financial statements.

notes to the financial statements
for the six months ended 31 December 2006

1. statement of accounting policies

Reporting Entity

Contact Energy Limited (the Company) is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Market. The Company is an issuer in terms of the Financial Reporting Act 1993.

The unaudited interim consolidated financial statements for Contact Energy Limited as at and for the six months ended 31 December 2006 comprise the Company and its subsidiaries and Contact's interest in associates and jointly controlled entities (together referred to as Contact).

Contact is a diversified and integrated energy company, focusing on the wholesale generation of electricity and the retail sale of electricity and gas, and related services in New Zealand.

Basis of Preparation

The functional and reporting currency used in preparation of the unaudited interim consolidated financial statements is New Zealand dollars, rounded to the nearest thousand.

The unaudited interim consolidated financial statements of Contact have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard *NZIAS 34 Interim Financial Reporting* (NZIAS 34).

These unaudited interim consolidated financial statements should be read in conjunction with the financial statements and related notes included in Contact's Annual Report for the year ended 30 June 2006. The same accounting policies are followed in the unaudited interim consolidated financial statements as those used in the financial statements for the year ended 30 June 2006.

There have been no changes in accounting policies other than the addition of a policy on Jointly Controlled Entities, which is as follows:

Jointly Controlled Entities

Jointly Controlled Entities are joint arrangements with other parties in which Contact jointly controls one or more entities and is consequently entitled to a share of the future economic benefits through its share of the jointly controlled entity. Contact's share of the assets, liabilities, outputs (revenues) and expenses of jointly controlled entities is incorporated into Contact's consolidated financial statements on a proportionate line-by-line basis.

Accounting Estimates and Judgements

The preparation of interim consolidated financial statements in conformity with NZIAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Contact's critical accounting policies and estimates in these unaudited interim consolidated financial statements are as follows.

- Financial Instruments
- Generation Plant and Equipment
- Goodwill
- Restoration and Environmental Rehabilitation
- Retail Revenue

2 segment reporting

Contact's primary reporting format is business segments. All business segments are fully integrated within New Zealand.

Contact comprises the following main business segments:

Retail

The Retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services.

Generation

The Generation segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market.

The segment result includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Items not directly attributable to, or those that can not be allocated on a reasonable basis to, the Retail or Generation segments are included in the Other segment.

Wholesale electricity purchase costs for the Retail segment are based on spot prices prevailing In the New Zealand wholesale electricity market at the relevant time, and at the relevant grid exit purchase node. Similarly, the revenues received by the Generation segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between the segments in proportion to consumption. Gas transmission and distribution charges are allocated to the segments within which they are incurred.

segment reporting
for the six months ended 31 December 2006

	Retail $000	Generation $000	Other $000	Group Unaudited $000
Segment Revenue	680,209	314,875	47	995,131
EBITDAF	125,254	150,111	47	275,412
Depreciation of Segment Assets	(7,276)	(61,619)	(291)	(69,186)
Segment Result	117,978	88,492	(244)	206,226
Change in Fair Value of Financial Instruments				8,470
Equity Accounted Earnings of Associate				851
Net Interest Expense				(32,163)
Income Tax Expense				(60,491)
Profit for the Period				122,893

segment reporting
for the six months ended 31 December 2005

	Retail $000	Generation $000	Other $000	Group Unaudited $000
Segment Revenue	660,380	461,542	942	1,122,864
EBITDAF	(21,714)	301,187	942	280,415
Depreciation of Segment Assets	(6,987)	(60,087)	(622)	(67,696)
Segment Result	(28,701)	241,100	320	212,719
Change in Fair Value of Financial Instruments				4,800
Equity Accounted (Loss) of Associate				(501)
Gain on Sale of Subsidiaries				33,399
Net Interest Expense				(37,876)
Income Tax Expense				(65,934)
Profit for the Period				146,607

3 income tax expense

The income tax expense for the six months ended 31 December 2006 was calculated based on an estimated average annual effective income tax rate of 33.0 per cent (31 December 2005: 31.0 per cent; 30 June 2006: 30.3 per cent) as compared to the statutory corporate tax rate of 33.0 per cent.

The difference between the estimated average annual effective income tax rate and statutory corporate tax rate for the six months ended 31 December 2005 was principally due to a non taxable gain on disposal of subsidiaries.

4 financial instruments and borrowings

The $8.5 million (31 December 2005: $4.8 million; 30 June 2006: $8.7 million) change in fair value of financial instruments recorded in the income statement is principally due to interest rate derivatives, which have not been designated in a hedge relationship. The interest rate derivatives are revalued applying market interest rates. As a result, the change in fair value of interest rate derivatives is a non-cash item that fluctuates over time in accordance with changes in market interest rates.

The foreign currency denominated borrowings that are now measured and reported in the financial statements at fair value are hedged by Cross Currency Interest Rate Swaps (CCIRS). The NZD equivalent of these borrowings, after the effect of foreign exchange hedging of the borrowings, is $1,025 million (31 December 2005: $1,025 million; 30 June 2006: $1,025 million). The NZD equivalent of the Current Portion of Term Borrowings, after the effect of foreign exchange hedging, is $277.8 million. The Current Portion of Term Borrowings is repayable in September 2007.

5 ordinary dividends paid

The Company paid the following fully imputed dividends during the period.

	Unaudited 6 Months Ended 31 December 2006		Unaudited 6 Months Ended 31 December 2005		Audited 12 Months Ended 30 June 2006	
	$000	Cents Per Share	$000	Cents Per Share	$000	Cents Per Share
Prior Period Final Dividend	92,261	16.0	57,663	10.0	57,663	10.0
Current Period Interim Dividend	[illegible]	[illegible]		-	57,663	10.0
Supplementary Dividend	9,769		6,219		12,455	
Foreign Investor Tax Credit	(9,769)		(6,219)		(12,455)	
Total Ordinary Dividends Paid	**92,261**		**57,663**		**115,326**	
Current period fully imputed dividend on ordinary shares, declared subsequent to reporting period. Refer to note 9.	57,663	10.0	57,663	10.0	92,261	16.0

6 reconciliation of profit for the period to cash flows from operating activities

	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
Profit for the Period	**122,893**	**146,607**	**280,868**
Items Classified as Investing/Financing			
(Gain) on Disposal of Subsidiaries		(33,399)	(33,399)
Non-cash Items			
Depreciation	69,186	67,696	133,229
Change in Fair Value of Financial Instruments	(8,470)	(4,800)	(8,699)
Bad and Doubtful Accounts	2,823	3,658	7,160
Provisions	(628)	1,785	1,704
Equity Accounted (Earnings)/Loss of Associate	(851)	501	(4,422)
Discount Unwind on Non-Current Provision	870	757	1,678
Other	360	360	720
	63,290	69,957	131,370
Operating Cash Profit for the Period	**186,183**	**183,165**	**378,839**
Movement in Working Capital			
(Increase)/Decrease in Receivables and Prepayments	56,291	(18,125)	(17,066)
Decrease in Taxation Receivable			29,255
(Increase)/Decrease in Inventories	(232)	(177)	(19)
Increase/(Decrease) in Payables and Accruals	(84,901)	31,579	39,654
Increase in Taxation Payable	29,991	34,134	
	1,149	47,411	51,824
Net Cash Inflow from Operating Activities	**187,332**	**230,576**	**430,663**

7 commitments

	Group Unaudited 31 December 2006 $000	Group Unaudited 31 December 2005 $000	Group Audited 30 June 2006 $000
Capital and Investment Commitments	150,736	182,191	154,402
Operating Lease Commitments	15,279	18,696	17,153
Other Operating Commitments	21,747	22,266	24,046

Other operating commitments comprise a portion of long term maintenance agreements entered into for generation assets. The remainder of commitments under these agreements are included in capital and investment commitments.

Gas Commitments

Contact holds contracts with a variety of counterparties relating to the right to uplift and transport gas. The nature of these commitments was disclosed in Contact's Annual Report for the year ended 30 June 2006.

The only significant change to these commitments as at 31 December 2006 is a new contract entered into with Maui Development Limited. Contact is required to make fixed annual payments for the right to take up to 170 petajoules of gas between April 2007 and December 2014 under the contract. Arrangements are in place in order to transport the gas in the Maui pipeline, as required by the contract.

8 investment in group entities

There have been no changes to the Company's interest in group entities from 30 June 2006 except for the following:

- Establishment of a wholly owned subsidiary, Contact Wind Limited, on 22 December 2006, which will be involved in investigating and developing wind generation.
- Establishment of a wholly owned subsidiary, Contact Aria Limited, on 29 September 2006, which is a 50 per cent partner in the Gasbridge Joint Venture. Gasbridge is a joint project between Contact Energy Limited and Genesis Energy to preserve the option of importing natural gas, if required in the future.
- Effective 31 August 2006, Energy Gas Contracts Limited was amalgamated with its parent entity, Stratford Power Limited. Stratford Power Limited is a wholly owned subsidiary of the Company.

9 subsequent events

On 22 February 2007, the Directors declared an interim dividend of approximately $57.7 million, representing 10.0 cents per share, payable on 23 March 2007. Refer Note 5. The dividend will carry full imputation credits for resident shareholders. Non resident shareholders will receive a supplementary dividend of 1.7647 cents per share, which equates to the Non-Resident Withholding Tax payable.



Auditors' review report

To the shareholders of Contact Energy Limited

We have completed a review on the attached financial statements in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. The financial statements provide information about the past financial performance of Contact Energy Limited and its subsidiaries ("the Group") and financial position as at 31 December 2006.

Directors' responsibilities

The Directors of Contact Energy Limited are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Group as at 31 December 2006 and the results of its operations and cashflows for the six month period ended on that date.

Reviewers' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the attached financial statements do not give a true and fair view of the financial position of the Group as at 31 December 2006 and the results of its operations and cashflows for the six month period ended on that date.

Our review was completed on 22 February 2007 and our opinion is expressed as at that date.

KPMG

Wellington

2006/07 Interim Financial Results

For the six months ended 31 December 2006


CONTACT

23 February 2007

CONTACT

The big picture

- A pleasing half year in challenging market conditions
- The changing political environment on climate change and the NZ Energy Strategy opens up growth options in renewables
- A strong focus on geothermal investment – up to 260 MW of additional capacity
- Acceleration of wind plans – four sites, up to 700 MW
- Active dialogue with government on accelerating resource consenting
- Potential role for Otahuhu C to deliver reduced emissions for the country


Powering
Our Future
December 2006


CONTACT

Overview of Financials


CONTACT

Financial Result Summary

$ millions	6 Months Ended 31 December 2006	6 Months Ended 31 December 2005	Variance $	Variance %
Operating Revenue	995.1	1,122.8	(127.7)	(11%)
Operating Expenses	(719.7)	(842.4)	122.7	(15%)
Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)	**275.4**	**280.4**	**(5.0)**	**(2%)**
Depreciation	(69.2)	(67.7)	(1.5)	2%
Change in Fair Value of Financial Instruments	8.5	4.8	3.7	76%
Equity Accounted Earnings/(Loss) of Associate	0.9	(0.5)	1.4	(270%)
Gain on Disposal of Subsidiaries	-	33.4	(33.4)	(100%)
Earnings Before Net Interest Expense and Income Tax (EBIT)	**215.6**	**250.4**	**(34.8)**	**(14%)**
Net Interest Expense	(32.2)	(37.9)	5.7	(15%)
Income Tax Expense	(60.5)	(65.9)	5.4	(8%)
Profit for the Period	**122.9**	**146.6**	**(23.7)**	**(16%)**
Profit for the Period Before Financial Instruments and Gain on Disposal of Subsidiaries	**117.2**	**110.0**	**7.2**	**7%**
Effective tax rate	**33%**	**31%**	**2%**	
Shareholders' Equity	**2,602.0**	**2,463.3**	**138.7**	**6%**

CONTACT

Profit for the Period increased seven per cent

Earnings

- EBITDAF decreased by two per cent to $275.4 million, and EBIT decreased by one per cent (excluding financial instruments and gain on disposal of Valley Power), primarily due to lower wholesale electricity spot prices and lower wholesale gas sales

- Profit for the six months ended 31 December 2006 increased seven per cent on the result in the comparable period ended 31 December 2005 (excluding changes in the fair value of financial instruments and the one-off $33.4m gain in the prior period on the disposal of Contact's stake in the Australian Valley Power Peaking Plant)


Earnings
(Excluding Financial Instruments and Gain on Disposal of Valley Power)
$ Million
300
250
200
150
100
50
0
Increased
by 7%
2005 2006
EBITDAF
2005 2006
EBIT
2005 2006
Profit for the Period

The Board has resolved to pay a fully imputed interim dividend of 10.0 cents per share on 23 March 2007

Dividends

Dividends

Cents per Share

30
25
20
15
10
5
0

1998/99 1999/00 2000/01 2001/02 2002/03 2003/04 2004/05* 2005/06 2006/07

Interim (cents)

Special and Final

Adjustment for 12 month year

* 9 month financial year


CONTACT

Analysis of Financial Result

Total electricity revenue (net of energy purchase costs) was four per cent higher than the corresponding period last year, despite lower wholesale electricity revenue

Total Electricity Revenue (net of energy purchase costs)



651.4
679.4
195.5
455.9
372.9
306.5
$million
600
400
200
0
2005/06
2006/7
Net retail electricity revenue
Wholesale electricity revenue

Note: Net retail electricity revenue is revenue from retail customers after deducting the cost of energy purchases

- Total electricity revenue (net of energy purchase costs) was four per cent higher than the corresponding prior period due to lower wholesale prices
- Average wholesale prices were 37 per cent lower than the previous period which contributed to a 33 per cent drop in wholesale revenue
- The decrease in wholesale electricity prices drove the change in the relative contributions between retail and wholesale electricity revenue
- Gross retail electricity revenue increased by about 10 per cent driven partly by an increase in retail sales volume by about four per cent to 3,950 GWh. This was despite a slight reduction in customer numbers from 515,000 as at 30 June 2006 to 511,000 as at 31 December 2006

Spot prices in the six months to 31 December 2006 averaged $51.45/MWh, compared with $81.70/MWh for the previous corresponding period, primarily as a result of high levels of hydro inflows and storage levels

Wholesale Electricity Market



Haywards price
National storage
Mean National storage
$/MWh
GWh
350
300
250
200
150
100
50
0
4000
3500
3000
2500
2000
1500
1000
500
0
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07

CONTACT

Total electricity generation volumes were slightly higher than in the prior period

Contact Generation



Electricity Generation
Gwh
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,182
2,693
919.
997
1,490
1,907
Thermal
2005 2006
Geothermal
2005 2006
Hydro
2005 2006

- Total generation was slightly higher at 5,597 GWh for the six months ended 31 December 2006, compared with 5,591 GWh for the six month period ended 31 December 2005
- A drop in thermal generation by 489 GWh was offset by an increase in hydro and geothermal generation through the period
- Hydro generation was 1,907 GWh for the six months ended 31 December, 28 per cent higher than the corresponding previous period as a result of the significant inflows during the period
- Geothermal generation increased by eight per cent to 997 GWh, driven by the steam-winning drilling program and connecting the pipeline from Wairakei to the Poihipi plant

Contact's average gas cost increased by approximately 28 per cent compared with the same period in 2005

Gas Use in Generation

- Gas use in generation was 20 per cent lower in the period ended 31 December 2006 at 21.1 PJ as a result of significantly lower thermal generation

- Despite the lower utilisation, total wholesale gas and transmission costs for generation increased to $100.9 m for the six months ended 31 December 2006 compared with $98.2 m in the corresponding period in 2005

- Transmission costs per GJ for gas used in generation rose about 78 per cent in the six month period ended 31 December 2006. This is primarily due to the impact of charges associated with the use of the Maui pipeline under the open access regime. While Maui 367 gas does not incur open access charges, Maui ROFR gas and all other third party gas does

- The average cost of gas per PJ for internal usage increased by 25 per cent as higher cost gas contracts begin to be absorbed into the portfolio. Including gas transmission costs the average PJ cost increased by 28 per cent

	6 Mths Ended 31-Dec-06	6 Mths Ended 31-Dec-05	Variance $	Variance %
Generation GWh	2,693	3,182	-489	-15%
Gas use for generation (PJ)	21.1	26.3	-5	-20%
Gas purchase ($m)	93.6	93.1	1	1%
Gas transmission cost ($m)	7.3	5.1	2	43%
Gas purchase cost ($/GJ)	4.42	3.53	1	25%
Transmission cost ($/GJ)	0.35	0.19	0	78%

Electricity market share by volume increased slightly

- NZ retail electricity sales increased at 2.5 per cent while Contact's share grew at 3.9 per cent for the six months
- Contact's retail market share increased by 0.3 per cent (Electricity Commission data)
- Market share increase driven by increase in consumption by both Time of Use and mass market customers

	Time of Use GWh	Mass Market (business & residential) GWh
1 July – 31 Dec 2005	1163	2,639
1 July – 31 Dec 2006	1238	2,712
Increase / Decrease	+75	+73
Percentage Change	+6.4%	+2.8%

Fuel

Lower than anticipated use of Pohokura gas resulted in a $7m EBITDA contribution in the six months

- The charts below illustrate the make-up of Contact's gas supply in the first half of the financial year and the expected make-up in the second half of the year
- In the first half of the year there was a proportionately lower utilisation of OMV Pohokura gas than was anticipated. This was due to the delayed start to the field's production and lower rates of take, pending production being available from offshore wells
- In response Contact purchased additional gas from other sources at lower prices than those under the OMV gas contract. This had a positive impact on EBITDA in the first half of approximately $7m
- Accordingly, the average cost of gas in the next six months is expected to be higher than for the first half. In the first half of the year the cost per GJ increased by more than 28 per cent when compared with the corresponding period last year (including transmission costs)


Actuals - Six Months to Dec06
Others
OMV
Maui 367
Maui ST
ROFR
Estimate - Six Months to June07
Others
OMV
Maui 367
Maui LT
ROFR

CONTACT

Revenue from sales to wholesale and retail gas customers reduced significantly

Gas Revenue

- Wholesale gas sales to external customers decreased from $41.4m to $17.8m for the six months to 31 December 2006

- This is primarily due to the one year sale to a large (7 PJ per annum) customer was completed in mid June 2006

- Gas sales to retail customers decreased from $64.7m for the six months ended 31 December 2005 to $53.2m for the same period in 2006, with total retail gas volume reducing from 4.5 PJ to 2.7 PJ

- Gas customer numbers reduced to 76,000 from 79,000 as at 30 June 2006


Gas Revenue ($)
Wholesale Gas Revenue($)
Retail Gas Revenue($)
$ Million
70
60
50
40
30
20
10
0
31-Dec-05
6 Months Ended
31-Dec-06
6 Months Ended


Gas Revenue (PJ)
Gas Sales Wholesale(PJ)
Gas Sales Retail (PJ)
PJ
10
8
6
4
2
0
31-Dec-05
6 Months Ended
31-Dec-06
6 Months Ended

Total operating expenses were flat between the periods

Total Operating Expenses

- Total operating expenses (excluding retail electricity purchases) for the six months ended 31 December 2006 were flat at $487m
- Retail electricity transmission and distribution costs increased to $214.3m from $194.3m due to an increase in retail electricity volumes
- Gas purchases and transmission costs were $153.7m, compared with $172.2m for the corresponding prior period. However the average cost of gas per GJ increased by about 28 per cent (including transmission costs)
- Labour Costs And Other Operating Expenses for the six months ended 31 December 2006 were $97.0m compared with $101.2m largely reflecting efforts to reduce cost to serve

Total Operating Costs


$million
600
500
400
300
200
100
0
101.2
172.2
97.0
153.7
2005/6
2006/7
Other expenses
Gas purchase and transmission
Total electricity transmission and distribution


CONTACT

Medium-term gas demand and supply



Medium-Term Gas Position – Mean Hydrology
PJ Supply (per annum)
70
60
50
40
30
20
10
2006/07
2007/08
2008/09
2009/10
Maui 367
Maui LT ROFR
Maui ST ROFR
Other
GSA2
OMV

- The chart above illustrates possible gas utilisation by contract, given a "mean" hydro year scenario and Contact's current gas contracts
- Each of the major contracts has some degree of fixed commitment or constraint. These constraints operate over different time periods
- If Contact does not meet the fixed volume commitments in its gas contracts (around 100 TJ per day) it will incur costs without any associated revenue
- While Contact's annual thermal swing has, in the past, been used to manage its own and the market's hydro variability, with its annual gas commitments this ability will be diminished in the future


CONTACT

Short Term Outlook


CONTACT

Drivers of second half of the Financial Year

- Contact benefited during the previous six months from delays in the production of gas from the Pohokura field, which was replaced by lower cost gas. Contact's Pohokura contract coming into full production will increase the average cost of gas in the next six months
- The commissioning of Genesis' e3p plant over the next few months is forecast to create a period of volatility for market prices
- Current hydrological conditions are forecast to keep wholesale prices relatively subdued for the immediate future, impacting on Contact's levels of thermal generation output
- For an indication of price expectations for the following period and beyond, EnergyHedge provides a market forward curve for electricity hedges out to three years. More details on the market can be found on energyhedge.co.nz
- Given these factors, the Chairman's guidance at the 2006 AGM that the company's full year 2006/07 NPAT is likely to be materially lower than the previous year still stands


EnergyHedge Prices
(closing Midpoint 20 February)
$/MWh
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
2007-Q02
2007-Q03
2007-Q04
2008-Q01
2008-Q02
2008-Q03
2008-Q04
2009-Q01
2009-Q02
2009-Q03
2009-Q04
2010-Q01


CONTACT

Responding to Climate Change and the New Zealand Energy Strategy


CONTACT

New Zealand's Energy Strategy and climate change policy will significantly impact Contact's generation development programme

- Contact has a range of significant growth opportunities that position the company well in a carbon-constrained world

- We are now looking to execute these opportunities and working to support the Government's NZ Energy Strategy goals


Draft
Powering
Our Future
December 2006
Draft New Zealand Energy Strategy to 2050


CONTACT

What is needed to achieve the country's climate change goals?

- Accelerated investment in renewable generation
- The replacement of Huntly coal-fired capacity with gas-fired generation could reduce emissions by 60 per cent per MWh. Shifting Huntly up the merit order is key to quickly reducing generation sector emissions

To achieve this the market needs:

- Greater speed and confidence around renewable consenting processes
- Development of a market based price on carbon to ensure that the market has incentives both to invest in renewables and to modernise the country's fleet of thermal generation

We have a window until 2012/13 to develop new renewables

- e3p and other committed new plant will provide security of supply into the next decade
- New capacity will be required by around 2012/13 depending on the level of demand growth. If renewables cannot supply this then a new gas-fired plant will be needed. Decisions on new capacity need to be made quickly
- Geothermal offers the most reliable renewable baseload and non-weather dependent generation that can be potentially developed in the next four to five years. However, more certainty is required on consenting
- Geothermal development should be a strategic priority coming out of the NZ Energy Strategy







Contact's geothermal plans – two new stations, up to 260 MW of new capacity

- Planning two new stations - at Te Mihi and Tauhara which could add up to 260 MW to the existing 227 MW at Wairakei. This would give a total of up to 487 MW at Wairakei - Tauhara
- $1 billion investment programme subject to economic viability and discussions with Government on call-in of required consents
- Subject to consenting timeframes these stations could be producing by 2011 (Te Mihi) and 2012 (Tauhara)
- Tauhara development could add 150-200 MW
- New station at Te Mihi to replace the Wairakei station. This would give a net increase from the Wairakei field of up to 60MW to a total of up to 287MW. This would enable Contact to retire the Wairakei plant in stages
- Relocation to Te Mihi site will allow more efficient use of existing steam resource and development of the hotter western parts of the Wairakei field
- Potential environmental benefits from reduced Waikato river discharges by increasing geothermal fluid reinjection

Geothermal Capacity at Wairakei - Tauhara		
	Current	Future
Wairakei Station	157	-
Binary Plant	14.5	14.5
Poihipi	55	55
Te Mihi	-	Up to 217
Tauhara	-	Up to 200
Total	**227**	**Up to 487**




Resistivity Boundary Zone of Geothermal Area
Te Mihi Area
Wairakei Power Station
Poihipi Power Station
Tauhara Area
Waikato River
CONTACT

Consenting issues critical

- Normal consenting process takes too long
- Wairakei reconsenting application lodged in 2001 – still not resolved
- We have had preliminary positive discussions with the Minister of Energy on the possibility of call-in under the RMA of a Wairakei-Tauhara suite of consents
- The Minister has indicated that this is one of the possibilities envisaged in the draft NZES
- Call-in is an existing process under the RMA. We believe it can be constructively used to provide shorter and more-cost effective processes, while respecting the need to balance national and local issues
- Call-in would reflect the strategic national importance of geothermal and the need to develop new capacity in the next four to five years

Contact is now actively developing wind generation options - four sites, up to 700 MW



- MoU with the wind development arm of Investec signed in October 2006
- Contact has agreed the commercial terms to purchase two wind farm sites from Investec. Capacity of up to 300 MW. Land owner agreements are in place for both sites
- Working on two additional sites which could support up to 400 MW. Land owner agreements are well advanced
- All sites have been extensively monitored and indicate a high quality wind resource
- Any two sites would require investment of up to $1 billion

With confidence around renewable development, Otahuhu C could be deferred for 12-18 months while carbon pricing policy is developed


Otahuhu C

- One of only two consented new thermal sites (the other is at Contact's TCC site)
- Ideal location in Auckland
- With sufficient confidence around geothermal consenting Contact will defer making a decision on Otahuhu C for the next 12-18 months
- This will then allow time for a market-based price for carbon to be developed. Contact would want to see firm policy decisions on market design this year and sufficient progress on implementation such that generation investment decisions can be made with confidence
- We are looking for a market based price on carbon that will both encourage renewables and incentivise investment in efficient gas-fired plant such as Otahuhu C to push older and less efficient plant up the merit order
- With an efficient carbon price signal we believe there is a strong possibility of a plant such as Otahuhu C being built next decade, such that overall carbon emissions are reduced
- If it becomes clear that renewable generation cannot meet demand growth then Otahuhu C can be rapidly brought into play

Capital Management

Capital Management

- The acquisition and investment proposals outlined clearly have implications for capital management
- Potentially, we are looking at up to $2 billion of capital expenditure commitments over the next five years
- Any significant release of cash to shareholders at this time could put the company in a position where it may not be able to execute its plans without adversely impacting the Contact or Origin Group credit ratings. Accordingly, the Board has decided against making a capital return at this time
- We will keep this issue under review and revisit our decision if our future financial flexibility requirements differ from current expectations

Looking Forward


CONTACT

Profitable and exciting growth opportunities that are environmentally sustainable

- Contact operates a successful business model which integrates a retail customer business and a generation business. The last six months have continued to demonstrate the value of this model
- In the last six months the government has strongly signalled its intent to promote the development of renewables and the reduction of greenhouse emissions. There is little doubt that this reflects the community's growing concerns with climate change
- Contact is well positioned to make a key contribution to New Zealand meeting its energy challenges with an up to $2 billion investment in renewables over the next five years
- Our announcements today clearly signal our intent to deliver environmentally sustainable growth for our investors – a move we believe will be welcome by the community, investors, customers and staff


contact

23 February 2007

QUARTERLY OPERATIONAL REPORT FOR THE QUARTER ENDED 31 DECEMBER 2006

Thermal Generation		
Quarter ended 31 Dec 2006	1,017	GWh
Quarter ended 31 Dec 2005	1,431	GWh
Six months ended 31 December 2006	2,693	GWh
Six months ended 31 December 2005	3,182	GWh
Geothermal Generation		
Quarter ended 31 Dec 2006	469	GWh
Quarter ended 31 Dec 2005	470	GWh
Six months ended 31 December 2006	997	GWh
Six months ended 31 December 2005	919	GWh
Hydro Generation		
Quarter ended 31 Dec 2006	1,157	GWh
Quarter ended 31 Dec 2005	710	GWh
Six months ended 31 December 2006	1,907	GWh
Six months ended 31 December 2005	1,490	GWh
Total Generation		
Quarter ended 31 Dec 2006	2,643	GWh
Quarter ended 31 Dec 2005	2,611	GWh
Six months ended 31 December 2006	5,597	GWh
Six months ended 31 December 2005	5,591	GWh
Retail Sales		
Quarter ended 31 Dec 2006	1,825	GWh
Quarter ended 31 Dec 2005	1,774	GWh
Six months ended 31 December 2006	3,950	GWh
Six months ended 31 December 2005	3,793	GWh
Average Wholesale Electricity Price[1]		
Quarter ended 31 Dec 2006	$ 37.97	MWh
Quarter ended 31 Dec 2005	$ 92.60	MWh
Six months ended 31 December 2006	$ 51.45	MWh
Six months ended 31 December 2005	$ 81.70	MWh
Average Energy Purchase Price		
Quarter ended 31 Dec 2006	$ 40.69	MWh
Quarter ended 31 Dec 2005	$ 102.92	MWh
Six months ended 31 December 2006	$ 55.53	MWh
Six months ended 31 December 2005	$ 89.50	MWh
Electricity Customer Numbers		
Quarter ended 31 Dec 2006	511,000	
Quarter ended 31 Dec 2005	512,000	


contact

23 February 2007

QUARTERLY OPERATIONAL REPORT FOR THE QUARTER ENDED 31 DECEMBER 2006

Gas Used in Internal Generation	
Quarter ended 31 Dec 2006	8.3 PJ
Quarter ended 31 Dec 2005	12.5 PJ
Six months ended 31 December 2006	21.1 PJ
Six months ended 31 December 2005	26.3 PJ
Retail Gas Sales	
Quarter ended 31 Dec 2006	1.1 PJ
Quarter ended 31 Dec 2005	1.9 PJ
Six months ended 31 December 2006	2.7 PJ
Six months ended 31 December 2005	4.5 PJ
Wholesale Gas Sales	
Quarter ended 31 Dec 2006	2.0 PJ
Quarter ended 31 Dec 2005	4.7 PJ
Six months ended 31 December 2006	3.4 PJ
Six months ended 31 December 2005	7.8 PJ
Gas Customer Numbers	
Quarter ended 31 Dec 2006	76,000
Quarter ended 31 Dec 2005	81,000

1 This price excludes contracts for differences

For further information:

Jonathan Hill
Communications Manager
Contact Energy Limited
(04) 462 1285



ASX Release

26 February 2007

Share Purchase Plan

Origin Energy today announced the successful completion of the Share Purchase Plan (SPP) which was part of the funding program for the acquisition of Sun Retail. Applications from around 60,000 shareholders were received for $262 million in application funds, more than three times the target of $75 million.

As foreshadowed in the SPP offer, the number of shares to be allotted to each shareholder has been scaled back as the total funds raised has exceeded the $75 million target. In accordance with the scale back policy, the maximum allocation has been set at 200 shares. Accordingly, all shareholders who applied for more than 200 shares will receive 200 shares and those that applied for 200 shares or less will receive the number for which they applied. Total funds raised have thereby been increased to $83 million.

The price of Origin shares in the SPP was $7.10, the same as the price paid by institutional investors in the equity placement in November 2006 which represented around a 2.5% discount to the market price at that time. The SPP price represented a 21% discount to the Origin closing price of $9.05 on Monday 19 February 2006, the day the SPP applications closed.

The Chairman of Origin, Mr Kevin McCann thanked Origin shareholders for participating in the SPP. "The response to the Share Purchase Plan has been outstanding and I would like to thank our shareholders for their support in the funding of the Sun Retail acquisition," Mr McCann said.

"The strengthening of the Origin share price from the time of the institutional placement in November 2006 to the time of the SPP offer, increased demand beyond our expectation. Regrettably, not all shareholders will receive the number of shares for which they applied, but all valid applicants will receive up to 200 shares each."

On 27 February 2007 Origin Energy will allot approximately 11.7 million shares to around 60,000 shareholders. Confirmation statements and refund cheques will be posted to shareholders on approximately 6 March 2007. The new shares will rank equally with existing ordinary shares and will be eligible to participate in all dividends, including the interim dividend for the half year ended 31 December 2006.

If shareholders have any questions about the SPP or their application they should telephone the Origin Share Registry on 1300 664 446 or +61 2 8280 7155 outside Australia.

For further information please contact:

Mr Bill Hundy
Company Secretary
Phone: (02) 8345 5467
Email: bill.hundy@originenergy.com.au

Ms Sue Henry
Company Secretarial Services Manager
Phone: (02) 8345 5441
Email: sue.henry@originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 February 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**20,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	857,546,217	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,258,400	Options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A

33 +Despatch date | N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34964

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 27 February 2007
Company Secretary

Print name: William M Hundy




RECEIVED
2007 MAR 22 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 February 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under a Share Purchase Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,718,098
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares pursuant to a Share Purchase Plan

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$7.10 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To provide additional capital to partly fund the Company's acquisition of Sun Retail as described in announcement to ASX on 27 November 2006**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**27 February 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**869,264,315**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,258,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**The newly issued securities rank equally with existing securities as to the payment of dividends**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 27 February 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN SECURITIES EXCHANGE


RECEIVED
2007 MAR 22 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department:	**COMPANY ANNOUNCEMENTS OFFICE**
DATE:	01/03/2007
TIME:	14:54:30
TO:	ORIGIN ENERGY LIMITED
FAX NO:	02-9252-1566
FROM:	ASX LIMITED - Company Announcements Office
SUBJECT:	CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Jingemia 11 Oil Development Well Commences

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	1 March 2007
From	Bill Hundy	Pages	2
Subject	**JINGEMIA 11 OIL DEVELOPMENT WELL COMMENCES, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an announcement detailing the commencement of Jingemia 11 Oil Development Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

1 March 2007

Jingemia 11 Oil Development Well Commences, Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the oil development well Jingemia 11, operated by Origin Energy and located in the onshore Perth Basin Production Licence L14, commenced at 21:30 hours WST on Wednesday, 28 February 2007, using the Century 18 drilling rig. Operation at 06:00 hours WST today was drilling ahead at 195 metres in 311 millimetre (12-1/4 inch) hole.

Jingemia 11 is located 23 kilometres southeast of the township of Dongara. The primary target is the Late Permian Dongara Sandstone, the main oil-producing reservoir in the Jingemia, Hovea and Eremia fields.

Jingemia 11 is designed to intersect the Dongara Sandstone at a structurally high position in the field. The well is being drilled directionally and is prognosed to intersect the top of the Dongara Sandstone at approximately 2,490 metres measured depth at a subsurface location approximately 645 metres east-northeast of the surface location.

Surface co-ordinates for the Jingemia 11 drilling location are as follows:

Latitude: 29° 20' 20.28" S
Longitude: 114° 59' 18.91" E

The well has a planned total depth of approximately 2,614 metres measured depth and is expected to take 18 days to drill and complete.

Participants in L14 and Jingemia 11 are:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%*
Roc Oil (WA) Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au


RECEIVED
2007 MAR 22 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	215,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 March 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February 2007 - 180,000 1 March 2007 - 35,000

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	869,479,315	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,043,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 1 March 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	2 March 2007
From	Bill Hundy	Pages	11
Subject	**APPENDIX 3Y NOTICE**		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- G A King
- B G Beeren
- H M Nugent
- H K McCann
- J R Williams

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	10 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	27 February 2007
No. of securities held prior to change	34,021 Ordinary Fully Paid Shares held directly 263,758 Ordinary Fully Paid Shares held indirectly 2,000,000 Origin Energy Limited Options held directly
Class	Ordinary Shares
Number acquired	200
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.10 per share

+ See chapter 19 for defined terms.

No. of securities held after change	34,021 Ordinary Fully Paid Shares held directly 263,958 Ordinary Fully Paid Shares held indirectly 2,000,000 Origin Energy Limited Options held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased through Origin Energy Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	17 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	27 February 2007
No. of securities held prior to change	680,091 Ordinary Fully Paid Origin Energy Shares held directly 124,329 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 4,273 Ordinary Fully Paid Contact Energy Shares held indirectly
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	200 – Mr Bruce Beeren 200 – Enersist Pty Ltd 200 – Starlay Pty Ltd
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.10 per share
No. of securities held after change	450,200 Ordinary Fully Paid Origin Energy Shares held directly 354,820 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 4,273 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased through Origin Energy Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	27 February 2007
No. of securities held prior to change	3,021 Ordinary Fully Paid Shares held directly 13,372 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	200
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.10 per share
No. of securities held after change	3,221 Ordinary Fully Paid Shares held directly 13,372 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased through Origin Energy Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H Kevin McCann
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cottesloe Pty Ltd • H J McCann Investments Pty Ltd • D M McCann • Origin Energy Non-Executive Directors' Share Plan
Date of change	27 February 2007
No. of securities held prior to change	3,069 Ordinary Fully Paid Shares held directly 253,359 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	200 – H K McCann 200 – Cottesloe Pty Ltd 200 – H J McCann Investments Pty Ltd 200 – D M McCann
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.10 per share

+ See chapter 19 for defined terms.

No. of securities held after change	3,269 Ordinary Fully Paid Shares held directly 253,959 Ordinary Fully Paid Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased through Origin Energy Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	3 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	27 February 2007
No. of securities held prior to change	21,119 Ordinary Fully Paid Shares held directly 15,016 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	200
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.10 per share
No. of securities held after change	21,319 Ordinary Fully Paid Shares held directly 15,016 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased through Origin Energy Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 March 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE - CORRECTION**		

Please find attached an amended Appendix 3B regarding the issue of shares under Origin's Share Purchase Plan. This replaces the Appendix 3B notice lodged on 27 February 2007 - the number of securities issued was 11,679,298 not 11,718,098 as quoted in the original Appendix 3B.

As at today's date the number of all securities quoted on ASX is 869,479,315 ordinary shares.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,679,298
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares pursuant to a Share Purchase Plan

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$7.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide additional capital to partly fund the Company's acquisition of Sun Retail as described in announcement to ASX on 27 November 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
869,225,515	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,258,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The newly issued securities rank equally with existing securities as to the payment of dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities .

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 5 March 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 March 2007
From	Bill Hundy	Pages	2
Subject	**KUPE GAS PROJECT UPDATE**		

Please find attached an announcement regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX/Media Release

6 March 2007

Kupe Gas Project - Update

Development of the Kupe Gas Project is progressing well and a number of important milestones have now been reached on time and on budget.

The Kupe Gas Project is a $NZ980 million dollar project, approved to proceed in June 2006. Gas is expected to be on-line by mid-2009 and will provide New Zealand with approximately 254 petajoules of natural gas, 1.1 million tonnes of LPG and 14.7 million barrels of light oil.

Initial work on the Project has focused on:

- preparatory work at and around the onshore Production Station Site located near Hawera (site clearing, road upgrades etc.)
- drilling of the two 2.2 km horizontally directionally drilled (HDD) tunnels holes under the south Taranaki cliffs to carry the main gas pipeline and controls umbilical from the seabed to the production station site a few hundred metres back from the cliff top.

Work is now underway to build a "rock mattress" along the seabed immediately before the HDD holes. This involves laying rocks along the seabed to smooth out the undulations caused by boulders in the area. The rocks are being taken from a quarry at Egmont Village and will be laid on the seabed floor using a special vessel, the 'Pompeii'. The rock mattress will add stability to the pipeline and umbilical, particularly given Taranaki's strong weather and sea conditions.

The arrival date for the Ensco 107 drilling rig in Taranaki is now expected to be September 2007. The rig's current drilling commitments in Vietnam have been extended but this will not affect the Kupe Gas Project's critical milestones.

Origin has also recently opened a new office in New Plymouth at Energy House, where a number of project staff will be based for the duration of the Project. Other project staff will also be located at the construction village, which is being established at the Production Station site in Hawera.

Participants are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy	31%
New Zealand Oil & Gas Limited	15%
Mitsui E&P (New Zealand) Limited	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Tony Wood
General Manager, Public and Government Affairs
Telephone: +61 3 9652 5506
Mobile: +61 419 642 098

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 March 2007
From	Bill Hundy	Pages	4
Subject	**ORIGIN ENERGY TO SELL ROCKGAS TO CONTACT ENERGY**		

Attached herewith is a copy of an announcement entitled "Origin Energy to sell Rockgas to Contact Energy".

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

6 March 2007

Origin Energy to sell Rockgas to Contact Energy

Origin Energy Limited (Origin) today announced it has entered into an agreement to sell Rockgas, New Zealand's largest distributor of LPG, to Contact Energy Limited (Contact).

In announcing the agreement, Origin's Chief Operating Officer, Mrs Karen Moses said, "This sale is consistent with Origin's stated strategy of actively managing its assets to increase value for shareholders.

"In New Zealand, the sale of Rockgas will enable Origin to maintain its integration on the supply side, through long-term supply and shipping contracts with Rockgas, whilst focussing on its upstream oil and gas exploration and development through the Kupe Gas Project, and as the largest holder of exploration acreage in New Zealand.

"For the group as a whole, the combining of the New Zealand retailing assets inside Contact will allow for a deeper integration of services managed locally. Contact will now have the ability to offer a suite of bundled energy options including natural gas, LPG and electricity to new and existing customers, thus providing the company with a unique point of difference in the New Zealand energy market, similar to the strategy employed by Origin in Australia."

Origin will receive a one off payment of NZ$156m. The sale itself will not have a material financial impact on Origin's consolidated financial results.

The transaction is scheduled for completion in the second quarter of 2007.

Mrs Moses said, "Origin is strongly committed to seeing the New Zealand energy markets grow and to the enhancement of both our investment in Contact and our direct involvement in the upstream oil and gas business."

A copy of Contact's New Zealand Stock Exchange release is attached.

For more information, please contact:

Media (New Zealand and Australia)

Tony Wood
General Manager, Public and Government Affairs
Telephone: +61 3 9652 5506
Mobile: +61 419 642 098

Investors

Frank Calabria
Chief Financial Officer
Telephone: +61 2 8345 5567
Mobile: +61 417 643 252



About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to more than 3 million Australian homes and businesses and employs over 3,380 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.

About Rockgas - Established in 1934 the Rockgas name is synonymous with LPG in New Zealand. Rockgas employs over 150 staff and supplies 50% of the New Zealand market. As New Zealand's LPG specialist, Rockgas services 300 bulk industrial clients, 7,000 commercial customers and over 17,000 domestic customers through its operation of retail outlets. Rockgas also distributes nation-wide to 15,000 customers through an extensive franchise network. It distributes to around 300 automotive LPG refuelling outlets around New Zealand and leads the development of LPG reticulation in New Zealand with underground networks in Queenstown and Christchurch.


contact

6 March 2007

Contact to purchase Rockgas LPG business

Contact Energy today announced it will purchase the Rockgas LPG business from Origin Energy for approximately $156 million.

Mr Baldwin said the decision to purchase Rockgas gives Contact a unique platform in New Zealand's energy markets and provides strong growth opportunities for Rockgas through Contact's large customer base.

Rockgas currently supplies bottled and reticulated LPG, and automotive product, to around 300 bulk industrial clients, 7,000 commercial customers and over 17,000 domestic customers. Rockgas employs around 150 staff and sells around 90,000 tonnes of LPG per annum.

"We have been attracted to Rockgas for some time as a logical way through which to broaden our business and the offers that we can take to existing and new customers," said Mr Baldwin.

"There are synergies between Contact and Rockgas which will provide strong growth opportunities for both companies," he said.

"Through Contact's acquisition of Rockgas we will be able to supply not only electricity and reticulated natural gas, but LPG for those homes and businesses which are not connected to gas networks, or wish to use LPG to manage peak energy demands," said Mr Baldwin.

Mr Baldwin said the purchase of Rockgas is indicative of the direction Contact is pursuing regarding opportunities to grow the business and strengthen Contact's position as New Zealand's leading energy company.

"Rockgas is a business which is performing well. Contact will invest in Rockgas to ensure its continued growth and I am very confident this acquisition will deliver sustained value for Contact's shareholders over coming years."

Mr Baldwin said that with the purchase of Rockgas from Contact's majority shareholder, it was important that a fully independent sale process was conducted.

The process was led by Contact's Independent Directors' Committee and an independent appraisal of the acquisition price was commissioned from PricewaterhouseCoopers.

PricewaterhouseCoopers concluded that the acquisition price was fair, both having regard to the underlying value of the business and the value which could be added by Contact, and when compared with the trading multiples of similar comparable companies.

The Rockgas acquisition is conditional on approval under the Overseas Investment Act, and is expected to be complete within this financial year.

David Baldwin will briefly outline the Rockgas acquisition and answer questions in a conference call for media at 12.30pm. The conference number is 083035.

Jonathan Hill
Communications Manager
04 462 1285

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 March 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**18,000 @ $4.146826** **40,000 @ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**5 March 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**869,498,515**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,985,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 6 March 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	9 March 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	71,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34954

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	869,570,115	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,913,800	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
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  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
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+ See chapter 19 for defined terms.

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Sign here: .... Date: 9 March 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.




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DATE: 28/02/2007

TIME: 13:06:06

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Media Release

28 February 2007

Origin Energy announces a 20% increase in net profit after tax underpinned by healthy operating performance

Origin Energy today announced a net profit after tax of $233 million for the six months to 31 December 2006, up 20% on the prior corresponding period.

The result was achieved on a healthy underlying operating performance with strong contributions from the Exploration & Production, Retail and Generation segments. The half year also benefited from the impact of a number of specific developments including a positive mark-to-market valuation of the Retail electricity hedge book, a contract termination payment in relation to the Mount Stuart power station and lower exploration expenses.

In announcing the half year results Origin's Chairman, Mr Kevin McCann said, "Origin Energy is entering a period of significant growth. We are now beginning to see the benefits of capital expenditure in our upstream business contributing to earnings. Our integrated strategy places us in a strong competitive position as evidenced by our recent acquisition of Sun Retail. Our Retail business continues to perform well despite high levels of competition and will be strengthened through the integration of Sun Retail."

Financial highlights of half year results

- Total revenue and other income 4% lower at $2,894 million
- EBITDA up 9% to $640 million
- Net profit after tax up 20% to $233 million
- Earnings per share increased 13% to 29.0 cents per share
- Dividend of 10 cents per share fully franked to be paid 30 March 2007 to shareholders of record on 9 March 2007.

Total revenue and other income increased by 5% across Origin Energy's Australian operations during the six months. However, lower revenues from Contact Energy in New Zealand offset growth in Australia on a fully consolidated basis.

Earnings per share increased 13% to 29.0 cents per share on a capital base which expanded 6% following an equity placement with institutional investors in December to partially fund the acquisition of Sun Retail in Queensland.

Mr Kevin McCann said, "The Directors of Origin Energy today announced a fully franked dividend of 10 cents per share. This is an 11% increase over last year and continues Origin Energy's record of steadily growing dividends paid to shareholders while retaining sufficient funds to reinvest in the growth of the Company."

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Managing Director Mr Grant King said "The half year saw a strong performance from the Australian business. This more than offset the anticipated decline in earnings from Contact Energy due to the non-recurrence of the profit from the sale of the Valley Power power station last year, a return to more normal weather conditions which reduced wholesale electricity revenues, and a weakening of the New Zealand dollar against the Australian dollar.

"The Exploration & Production business increased its EBITDA contribution by 38%. New investments such as the BassGas Project in Victoria and coal seam gas projects in Queensland are starting to deliver returns. Successful appraisal drilling in the Perth Basin has also reduced the decline in oil production from these fields.

"This half upstream expenditure was focussed on lower risk appraisal and development drilling around producing assets. We have benefited from higher success rates in our exploration program which, coupled with a lower level of overall expenditure, has resulted in exploration write-offs of only $6.8 million compared with $24.1 million in the prior corresponding period.

"In the Retail business our EBITDA grew by 30%. Our focus on business fundamentals continues to deliver improvements in revenues, customer numbers and margins despite increasing levels of customer churn. A positive mark-to-market adjustment on the Retail hedge book added $27.5 million to earnings relative to last year, and our EBIT to sales margin has improved both with and without this benefit.

"In the Generation business our EBITDA grew by 52%. The focus on plant availability continues to deliver solid underlying contributions. The Company also received a $19.6 million payment on termination of the Mount Stuart power purchase agreement with Enertrade. This represented a prepayment of benefits which were expected to accrue under the contract over the remaining 18 months of its life. We will now be able to integrate the operation of Mount Stuart into our new electricity retail operations in Queensland and we are well placed to derive additional value from this asset."

Outlook

Commenting on the outlook for the Company for the remainder of the year Mr King said "At the beginning of the year we advised that there was uncertainty surrounding a number of key issues which could influence our full year result.

"These included the timing of the commencement of production from both the BassGas and the Otway Gas Projects, the rate of decline of the Perth Basin oil fields, and the likelihood of a reduced contribution from Contact Energy after an exceptional year to 30 June 2006.

"The BassGas Project is now in production and successful appraisal drilling in the Perth Basin has reduced declining production rates. The Otway gas project is unlikely to contribute to this financial year. While the contribution by Contact Energy has decreased in line with our expectations, the underlying business is performing well", he said.



Consistent with prior years the natural seasonality in earnings of both the Retail business and Contact Energy will see second half earnings lower than the first half.

This effect may be exacerbated by movements in the mark-to-market value of electricity contracts. Higher levels of exploration expense may also occur in the second half as there is a higher level of seismic and drilling activity being undertaken. As advised around the time of the Sun Retail acquisition a number of one-off costs associated with the acquisition will also be expensed in the second half.

Notwithstanding these factors, the strong underlying performance of the Company will result in an increase in year on year earnings for financial year 2007.

During the first half Origin has also been successful with a number of important initiatives to strengthen the business and continue the growth of the Company, including:

- termination of the power purchase agreement with Enertrade for the Mount Stuart power station, delivering substantial benefits this half and paving the way for realising greater value in the future from this asset;
- acquisition of Sun Retail which has added to the depth of integration of our business in the fast-growing Queensland market, provides significant scale and purchasing benefits to our Retail business nationally and a unique power station development opportunity at Darling Downs;
- announcement of the sale of our Networks assets. With the growth of our other businesses realising the value in the Networks business and reinvesting the proceeds in our core business will create more value for shareholders; and
- acquisition of new exploration acreage in the Bass Basin in Australia and in New Zealand, together with substantial seismic acquisition in greenfields exploration permits. This creates additional opportunities for growth in our upstream business.

Commenting on the medium term outlook Mr King said "This year is a year of transition as the capital expenditure program on coal seam gas, BassGas and the offshore Otway is essentially completed. A full year contribution from these projects together with Sun Retail will significantly lift earnings in 2008.

"The Kupe project in New Zealand is progressing well and we have announced the acceleration of development efforts on the Darling Downs power station in Queensland. If approved this will also accelerate further coal seam gas production. Contact Energy has also announced a major increase in development opportunities in renewable energy in New Zealand.

"We are well positioned, as a fuel-integrated generator/retailer and we are looking forward with confidence to continued growth in returns to shareholders" Mr King said.



For further information on this media release, please contact:

Mr Grant King
Managing Director
Origin Energy
Telephone: (02) 8345 5435

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558

Origin Energy Key Financials

Half year ended 31 December	2006 ($m)	2005 ($m)	Change %
Total revenue and other income	2,894	3,008	(4)
EBITDA	640	589	9
EBIT	482	442	9
Profit before tax	394	355	11
Profit after tax	286	263	9
Profit after tax and outside equity interests	233	194	20
Free cash flow[1]	267	328	(19)
OCAT ratio[2] - Calendar year calculation	11.4%	13.6%	
Capital expenditure	320	426	(25)
Total assets	9,232	8,803	5
Net debt	2,090	2,378	(12)
Adjusted net debt[3]	2,422	2,671	(9)
Shareholders equity	4,504	3,782	19
Key Ratios			
Earnings per share	29.0 c	25.5 c	13
Free cash flow per share[1]	33.1¢	43.2¢	(23)
Total dividend per share	10.0 ¢	9.0 ¢	11
Net asset backing per share	$5.26	$4.78	10
Adjusted net debt to debt plus equity[3]	35.0%	43.4%	
Adjusted net debt to equity[3]	53.7%	70.6%	
Interest cover[3]	4.7x	4.5x	
Return on equity	6.8%	7.1%	
Segment Analysis (EBITDA)			
Exploration & Production	136	99	38
Retail	186	142	30
Generation	66	43	52
Networks	14	16	(9)
Contact Energy	238	289	(18)

(1) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(2) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

(3) Adjusted to exclude mark-to-market fair value of debt.



28 February 2007

Report for the six months ended 31 December 2006 Management Discussion and Analysis

All figures in this report relate to Origin Energy's businesses for the six months ended 31 December 2006 compared with the six months ended 31 December 2005 (the "prior corresponding period"), except where otherwise stated. All reference to $ is a reference to Australian dollars unless specifically marked otherwise.

Profit and dividend declaration

Origin Energy reported a net profit after tax and minority interests (NPAT) of $233 million for the six months ended 31 December 2006, an increase of 20% on the prior corresponding period.

The result was achieved on a healthy underlying operating performance. The Exploration & Production, Retail and Generation segments have performed strongly. Lower exploration write-downs, positive mark-to-market adjustments on financial derivatives and a termination payment from the Mount Stuart power station further added to the contribution.

This strong performance more than offsets the anticipated reduced contribution from Contact Energy due to the non-recurrence of the benefit from the sale of the Valley Power power station in the prior corresponding period, a return to more normal weather conditions which reduced wholesale electricity revenues and a weakening of the New Zealand dollar against the Australian dollar.

Basic earnings per share increased 13% to 29.0 cents from 25.5 cents on an expanded weighted average capital base of 805 million shares. The share capital of the company increased significantly in December 2006 following a placement of 56 million shares with institutional investors to partially finance the acquisition of Sun Retail business in Queensland.

An interim fully franked dividend of 10 cents per share will be paid on 30 March 2007 to shareholders of record on 9 March 2007 (compared with 9 cents in the prior period). Origin Energy shares will trade ex-dividend from 5 March 2007.

Financial Review

Six months ended 31 December	2006 ($m)	2005 ($m)	Change %
Total revenue and other income	2,894	3,008	(4)
EBITDA	640	589	9
Net profit after tax before elimination of minority interests	286	263	9
Minority interests	53	69	(24)
Net profit after tax	233	194	20
Basic earnings per share (cents)	29.0	25.5	13
Free cash flow (1)	267	328	(19)
Capital expenditure	320	426	(25)
OCAT Ratio(2) - Calendar year calculation	11.4%	13.6%	-
Adjusted net debt/(debt + equity)(3)	35%	43%	-

(1) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(2) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

(3) Excludes the impact of debt mark-to-market.

Total revenue and other income increased by 5% across Origin Energy's Australian operations, but was 4% lower overall on a fully consolidated basis, as lower wholesale electricity prices in New Zealand reduced the total revenue received by Contact Energy.

EBITDA increased 9% to $639.6 million from $589.3 million, of which segment contributions were:

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)

Six months ended 31 December	2006 $m	2005 $m	Change %
Exploration & Production	136.4	98.7	38
Retail	185.6	142.2	30
Generation	65.6	43.1	52
Networks	14.4	15.8	(9)
Contact Energy*	237.5	289.4	(18)
Total	639.6	589.3	9

* 100% of Contact Energy's EBITDA is included in the consolidated statement of financial performance.

Exploration & Production increased its EBITDA contribution by 38%. The business benefited from higher sales volumes of 47.1 PJe which were up 13% from the prior corresponding period, mainly due to contributions from the BassGas and coal seam gas projects, coupled with higher prices for oil, condensates and LPG. Successful appraisal drilling in the Perth Basin has reduced the decline in oil production from these fields.

Upstream expenditure in the half year was focussed on lower risk appraisal and development drilling around producing assets. Higher success rates in the

exploration program together with reduced exploration activity has resulted in lower exploration expenses and write-offs for this half year of $6.8 million compared with $24.1 million in the prior corresponding period.

In **Retail,** EBITDA grew by 30% with continued improvements in revenues, customer numbers and margins. Earnings were higher as a result of increased gas and electricity sales and lower network charges for electricity. Margins in the underlying business have improved despite higher costs associated with increasing customer churn.

The retail business also benefited from a positive mark-to-market adjustment on financial derivatives associated with the electricity hedge book which added $27.5 million before tax relative to the prior corresponding period.

Generation EBITDA grew by 52%. The focus on plant availability continues to deliver solid underlying contributions, and the company also received a one-off payment made on termination of the power supply agreement for the Mount Stuart power station which added $19.6 million before tax. This represented a prepayment of benefits which were expected to accrue over the remaining two years of the contract. The operation of Mount Stuart will now be more fully integrated into the new electricity retail operations in Queensland.

Networks revenues increased reflecting cost recovery on increased capital works undertaken by Envestra. EBITDA was $1.4 million lower that the prior corresponding period primarily due to higher South Australian property operating costs and lower interest distribution income from Envestra. Origin Energy announced a review of the ownership of the Network assets in November 2006 and is now proceeding with a sale process.

The contribution from **Contact Energy** was lower due to a combination of the non-recurrence of a $31 million before tax benefit from the sale of its interest in the Valley Power power station in Victoria during the prior corresponding period and lower wholesale pool prices in New Zealand with a return to more normal weather conditions. Furthermore a weakening of the New Zealand dollar against the Australian dollar reduced the contribution from Contact Energy when translated to Australian dollars.

Depreciation and amortisation expense increased by 7% to $157.3 million, primarily reflecting the commencement of production from the BassGas project and the ramping up of production from the Spring Gully project.

Consequently EBIT increased 9% or $40.5 million to $482.3 million.

Net interest expense for the half year was $88.5 million, up 2% from $87.1 million in the prior corresponding period.

Tax expense for the half year was $107.9 million, an increase of 17% over the prior corresponding period primarily reflecting the higher earnings in the period. This represents an effective tax rate of 27.4% compared with 25.9% in the prior corresponding period.

The total profit after tax for the consolidated entity for the period prior to the elimination of minority interests was $285.8 million, an increase of $23.1 million or 9% over the prior corresponding period.

After elimination of minority interests of $52.7 million Origin Energy recorded a net profit after tax of $233.2 million, 20% higher than the corresponding period last year.

Cash flow

On a consolidated basis the operating cash flow after tax for the half year reduced to $368 million from $421 million. The key drivers for the decrease were higher tax payments, a reduction to Contact Energy's operating cash flows through a weaker New Zealand dollar compared with the Australian dollar, and increased Contact Energy's working capital due to wholesale market conditions.

Cash flow available for funding growth and distributions to shareholders (free cash flow) was $267 million compared with $328 million in the prior period.

The OCAT Ratio in respect of the Origin Energy business for the 2006 calendar year was 11.4%.[1]

Capital expenditure

Capital expenditure on growth and stay-in-business projects was $303 million.

Stay-in-business capital expenditure associated with the maintenance of ongoing operations was $79 million of which $31 million was largely attributable to geothermal drilling by Contact Energy and $21 million related to the Cooper Basin.

Growth capital expenditure was $224 million, $30 million lower than in the prior period. This included expenditure of over $10 million in the following areas:

- Coal seam gas assets in Queensland ($67 million);
- The offshore Otway Basin including the Thylacine and Geographe fields ($33 million);
- The Kupe Gas Project ($26 million);
- Contact Energy ($23 million);
- The BassGas Project ($15 million);
- Perth Basin oil and gas assets in Western Australia ($14 million);
- Ongoing expenditure in the Cooper Basin ($11 million); and
- LPG assets ($11 million).

Capital expenditure on acquisitions totalled $16 million, including an additional payment of $7 million for equity in the BassGas project acquired from CalEnergy in 2005 and the purchase of additional shares in Envestra for $7 million through that company's Distribution Reinvestment Plan. It should be noted that the acquisition of Sun Retail was completed on 1 February 2007 and so does not fall in the six months to December 2006.

Total capital expenditure including acquisitions was $320 million, compared with $426 million in the prior corresponding period.

Funding and capital management

Under A-IFRS accounting standards net debt for the consolidated entity decreased 12% from $2,378 million at 31 December 2005 to $2,090 million at 31 December 2006. The A-IFRS calculation of net debt includes mark-to-market adjustments of $332 million which act to reduce the net-debt quoted. Excluding

---

[1] Origin's primary performance measure is operating cash flow after tax over average funds employed (referred to as the OCAT Ratio). OCAT is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business capital expenditure, changes in working capital, non-cash items and tax paid. Funds employed are averaged over the relevant period.

these mark-to-market adjustments, the "adjusted net-debt" for the consolidated entity was $2,422 million at 31 December 2006 ($2,671 million at 31 December 2005).

Using this as the basis for net debt, Origin Energy's adjusted net debt to debt plus equity ratio was 35% as at 31 December 2006. This compares to 43% as at 31 December 2005.

Interest cover including capitalised interest is 4.7 times EBIT, compared with 4.5 times at 31 December 2005.

During the period an additional 62.6 million shares were issued. This included 56.3 million shares issued to raise a net $395 million in an equity placement to institutional investors in December 2006 to help finance the acquisition of the Sun Retail business in Queensland; 3.4 million shares issued under the Company's Dividend Reinvestment Plan (DRP) which raised $21.8 million; and 2.9 million shares issued as the result of the exercise of options which raised $9.1 million.

As a consequence the total number of shares on issue at 31 December 2006 rose to 856,895,217 from 794,337,258 at 30 June 2006. The weighted average number of shares used to calculated earnings per share increased 6% to 805,208,182.

During the period the Company also issued 3.4 million options under the Senior Executive Option Plan at an exercise price of $6.50 each, being the volume weighted average share price for the 5 days following the announcement of Origin Energy's results for the financial year ended 30 June 2006.

Following the end of the half year Origin Energy initiated a share purchase plan (SPP) for registered shareholders as part of the Sun Retail acquisition funding. The SPP was significantly oversubscribed and all valid applications for in excess of 200 shares were scaled back to that level. In total 11.7 million shares were issued to around 60,000 shareholders raising $83 million.

Returns to shareholders

An interim fully franked dividend of 10 cents per share has been declared, payable on 30 March 2007 to shareholders of record on 9 March 2007. The Dividend Reinvestment Plan will apply to the current dividend without discount.

Risk management

Origin Energy manages its risk exposure in energy markets through a combination of natural hedges in the business, contracts and financial hedges. Policy limits have been approved by the Board for physical commodities or relevant variables for which there is a material risk exposure. Regular reporting is provided to the Board to review exposures and compliance with these limits.

Consistent with this policy framework Origin Energy hedges a significant portion of its exposure to electricity and oil prices and the US dollar exchange rate.
In the electricity market Origin Energy assesses its policy limits against a combination of profit at risk and extreme events. Within the policy limits determined as acceptable by the Board, Origin Energy has arrangements in place to cover extreme price and demand events as well as average forecast demand for the near term.

Origin Energy hedged approximately 56% of its production of oil and condensate during the six months to December 2006 at an average price of US$54.97 per barrel. The average price received for sales of oil, condensate and naphtha over the period including the impact of hedging was $73.58 per barrel - an increase of 24% over the prior corresponding period.

Looking forward Origin Energy currently has approximately 51% of its anticipated production for the six months to June 2007 hedged at an average price of US$56.80 per barrel, while for the financial year ending 30 June 2008 Origin Energy currently has approximately 48% of its anticipated production hedged at around US$61.50 per barrel.

With regard to foreign exchange, Origin Energy is prudently hedged over the next 12 months through a combination of external hedging and ongoing US dollar expenditure associated with major development projects. Origin Energy expects that variability in the US dollar exchange rate will not have a material impact on group cash flows.

People, Health, Safety & Environment

Employee numbers increased during the half year by 98 to 3,456. This included increased staffing requirements for major development projects and the inclusion of employees from Speed-E-Gas acquired in mid 2006.

Origin Energy uses as its primary safety performance measure the number of injuries causing lost time for employees and contractors and the number of injuries defined as Moderate Medical Injuries for employees per million hours worked. This ratio deteriorated to 6.1 at 31 December 2006 from 4.7 in December 2005.

During the half year there were no significant environmental incidents and no breaches of significant environmental regulations that relate to Origin Energy's operations.

There was no reported loss of time during the half year due to industrial disputes.

Outlook

At the beginning of the year Origin Energy advised that there was uncertainty surrounding a number of key issues which could influence the full year result.

These included:

- the timing of the commencement of production from both the BassGas and the Otway Gas projects;
- the rate of decline of production from the Perth Basin oil fields; and
- the likelihood of a reduced contribution from Contact Energy after an exceptional year to 30 June 2006.

By the half year, the BassGas Project was in production and successful appraisal drilling in the Perth Basin has reduced declining production rates. The Otway gas project is unlikely to contribute to this financial year. The contribution by Contact Energy has decreased in line with expectations, however the underlying business is performing well.

Consistent with prior years the natural seasonality in earnings of both the Retail business and Contact Energy will see second half earnings lower than the first half.

This effect may be exacerbated by movements in the mark-to-market value of electricity contracts. Higher levels of exploration expense may also occur in the second half as there is a higher level of seismic and drilling activity being undertaken. As advised around the time of the Sun Retail acquisition a number of one-off costs associated with the acquisition will also be expensed in the second half.

Notwithstanding these factors, the strong underlying performance of the Company will result in an increase in year on year earnings for financial year 2007.

During the first half Origin Energy has also been successful with a number of important initiatives aimed at growing the Company and strengthening the underlying businesses, including:

- termination of the power purchase agreement with Enertrade for the Mount Stuart power station, delivering substantial benefits this half and paving the way for realising greater value in the future from this asset;
- acquisition of Sun Retail which has added to the depth of integration of our business in the fast-growing Queensland market, provides significant scale and purchasing benefits to our Retail business nationally and a unique power station development opportunity at Darling Downs;
- announcement of the sale of our Networks assets. With the growth of our other businesses realising the value in the Networks business and reinvesting the proceeds in our core business will create more value for shareholders; and
- acquisition of new exploration acreage in the Bass Basin in Australia and in New Zealand, together with substantial seismic acquisition in greenfields exploration permits. This creates additional opportunities for growth in our upstream business.

Looking to the medium term, the directors believe that Origin Energy is entering a period of significant growth. This year is a year of transition as the capital expenditure program on coal seam gas, BassGas and the offshore Otway is essentially completed. A full year contribution from these projects together with Sun Retail will significantly lift earnings in 2008.

The Kupe project in New Zealand is progressing well and Origin Energy has announced the acceleration of development efforts on the Darling Downs power station in Queensland. If approved this will increase coal seam gas production. Contact Energy has also announced a major increase in development opportunities in renewable energy in New Zealand.

The directors also consider that Origin Energy is well positioned, as a fuel-integrated generator/retailer and are looking forward with confidence to continued growth in returns to shareholders.

Operational Review

Exploration & Production

Six months ended	Dec 06 $m	Dec 05 $m	Change %
Total Sales Revenue	239.0	214.4	11
EBITDA	136.4	98.7	38
EBIT	75.0	48.2	55

Sales Volumes

	Dec 06	Dec 05	Change %
Natural gas (PJ)	38.1	32.2	18
Crude oil (kbbls)	749.8	935.3	(20)
Condensate/naphtha (kbbls)	352.5	247.5	42
LPG (ktonnes)	30.7	29.2	5
Ethane (ktonnes)	21.9	22.1	12
Total (PJe)*	47.1	41.6	13

*Petajoule equivalents - a measure of energy

Commencement of sales from the BassGas project, continued growth in coal seam gas production and successful appraisal drilling in the Perth Basin oil fields have contributed to a strong performance by the Exploration & Production segment this half year.

Production increased 11% to 43.8 PJe from 39.6 PJe in the prior corresponding period while sales volumes increased by 13% to 47.1 PJe from 41.6 PJe. Sales increased from the BassGas Project (initial contribution of 3.6 PJe) and coal seam gas assets (+2.1 PJe), more than offsetting the natural decline in the onshore Otway Basin (-0.5 PJe) and Cooper Basin (-1.5 PJe). Total sales volumes from the Denison Trough, Surat Basin and Perth Basin were essentially steady.

Higher sales were recorded for all products with the exception of crude oil (see table above). Oil sales were significantly lower compared with the prior corresponding period as the result of natural production decline in the Perth Basin oil field. However successful appraisal drilling on each of the Jingemia, Eremia and Hovea oil fields during the period had improved production rates from each of these three fields by the end of the half year.

Total sales revenues increased by 11% as a result of higher sales volumes and higher prices realised for oil, condensate and LPG. This more than offset a modest decline in average gas prices (due primarily to the conclusion of a favourable gas sales contract from the Denison Trough which contained oil price linkages) and lower non-product sales income.

The impact of asset sales, insurance recoveries and inventory adjustments across the two periods saw a net decrease in contribution from these items of $0.2 million.

The commencement of production from the BassGas project and the continued ramp-up of production from coal seam gas projects have seen general costs (including royalties and tolling) increase year-on-year by 12% from around $75 million to $85 million. While these new projects are now carrying their full costs they are yet to reach their full production potential.

Consequently the Exploration & Production segment recorded earnings before interest, tax and exploration write-offs of $143.2 million - an increase of 17% over the comparable period last year.

In the prior corresponding period Origin Energy adopted successful efforts accounting for exploration and appraisal expenditure across both its producing areas and greenfields exploration areas. In the prior corresponding period Origin Energy expensed $24.1 million under this policy, while in this period the Company has expensed $6.8 million. This reflects a higher success rate from a drilling program focused on lower risk appraisal and development targets close to producing fields and a lower level of exploration activity.

As a consequence EBITDA increased 38% to $136.4 million from $98.7 million in the prior corresponding period.

Depreciation and amortisation charges increased 22% to $61.4 million from $50.5 million, primarily reflecting capital investments and increased production from the BassGas project and coal seam gas projects.

EBIT of $75.0 million was 55% higher than the $48.2 million recorded in the six months ended 31 December 2005.

During the half year Origin Energy participated in the drilling of 99 exploration, appraisal, and development wells across its areas of interests. In all, 90 of these wells were cased for future production or evaluation.

Producing Assets

Cooper Basin (Queensland/South Australia)

As anticipated, production from the Cooper Basin continued to decline in the period. Total production decreased 8.8% in this half year to 16.5 PJe compared to 18.1 PJe in the prior corresponding period. Product purchases from third parties added to sales volumes from the area including 1.7 PJ of natural gas and around 25,000 bbls of oil.

In the Cooper Basin 36 wells were drilled of which 24 wells were part of the oil drilling campaign using automated rigs. While the results of this campaign have been mixed 19 of the wells were cased for future production and the overall program is meeting the desired return on investment.

Surat Basin and Bowen Basins (Queensland)

More than half of Origin Energy's natural gas reserves are now located in this area, which includes both coal seam gas (CSG) and conventional gas reserves.

In July 2006 Origin Energy announced that it would invest an additional $114 million in the Phase 3 and 4 expansion of its Spring Gully CSG Project. When complete the project is expected to increase production capacity to around 85 terajoules per day (TJ/d). It is currently on time and ahead of budget with approximately 40% of the engineering work completed.

In November 2006 Origin Energy commenced supply of a new contract for 12 PJ per annum to QAL in Gladstone. This contract replaced a 12 PJ/a contract supplied by the Denison Trough joint venture (in which Origin Energy had a 50% interest and supplied a net 6 PJ/a). Origin Energy will for some time continue to supply approximately 6 PJ/a net from the Denison Trough while an additional 6 PJ/a will come from the Spring Gully field.

Origin Energy is continuing to explore, appraise and develop its CSG tenements in Queensland. This includes fields in the Bowen Basin (Spring Gully and Fairview) and in the Undulla Nose of the Surat Basin (Argyle, Argyle East, Talinga, Bellevue and Kenya). Origin Energy notes that the operators of some of these fields have recently advised of significant reserves upgrades. Origin Energy will undertake its annual review of reserves in June 2007 and will book any reserve additions at that time.

Perth Basin (Western Australia)

Three successful appraisal/development wells were drilled in the Perth Basin during the half year (Jingemia 8, Eremia 6 and Hovea 12). Oil production from the Perth Basin totalled 489,000 bbls net to Origin Energy, or an average of 2,659 barrels of oil per day (bopd). While this represented a 21% decrease compared with the same period in 2005/06, the three appraisal wells mentioned above have lifted the average rate from around 2,200 bopd at the start of the half year to over 3,500 bopd day at the end of the period.

Gas production from the Perth Basin increased by 47% to 2.2 PJ with significant contribution from the liquids-rich Tarantula gas field.

Onshore Otway Basin (Victoria/South Australia)

In line with expectations production from the onshore Otway Basin continued to decline with total production of 1.5 PJe compared with 2.0 PJe in the first half of the previous year - a decrease of 25%.

Bass Basin (Victoria/Tasmania)

Production testing of the BassGas Project commenced late last financial year. By 1 September 2006 the project began consistently producing commercial gas for sale and Origin Energy commenced recognising sales revenue and costs from the project. Production ramp-up continued through September and in October 2006 the BassGas Project successfully completed key endurance testing and achieved its maximum design capacity of 67 TJ/day.

Gas, condensate and LPG are now being produced daily to required specifications and sold to customers. Some constraints within the amine and dehydration units in the onshore processing plant at Lang Lang have placed a cap of around 55 TJ/day on the maximum achievable production volumes. Modifications and inspections to resolve these issues are planned during a short shut down in the March quarter of 2007.

Development Projects

Otway Gas Project (Victoria/Tasmania)

In the Otway Gas Project, operated by Woodside Energy Limited, construction of the offshore facilities and all pipelines has been completed. Gas was introduced to the offshore platform in February 2007. Construction of the onshore gas plant remains the main focus of attention with mechanical completion expected by the end of March. Commissioning of the plant is expected to commence in the June quarter.

Kupe Gas Project (New Zealand)

In September 2006, Origin Energy, as operator of the Kupe Gas Project in New Zealand, awarded the US$200 million contract for the overall development of the project to global construction specialists, Technip.

The fabrication of the platform jacket in Thailand for the Kupe Gas Project is near completion and fabrication of the topsides has commenced. As previously advised to the market the arrival of the Ensco 107 drilling rig which will be used to install the jacket and to drill the development wells has been delayed by three months to June 2007. However the project remains on schedule for first gas in the June half of 2009.

Work has also begun on the onshore production station, where the land has been purchased and initial clearing of the site has commenced.

Exploration

Origin Energy has continued to review new exploration opportunities. The Company applied for and was awarded a new permit in the offshore Canterbury Basin in New Zealand adjacent to its existing deep water permit in that area. Origin Energy also completed evaluation of permits gazetted in the Bass Basin, and in early February 2007 was advised that its bid for a new permit immediately to the south and west of the existing Trefoil and White Ibis discoveries was successful.

Seismic data have been acquired in the Surat Basin in Queensland, the Taranaki, Northland and Canterbury basins in New Zealand and in the Lamu Basin in Kenya. Interpretation of seismic surveys completed last year in the Bass, Otway and Taranaki basins is continuing.

An active drilling program is planned in the June half, including 61 wells in the Cooper Basin, 55 CSG wells, four exploration wells in the Perth Basin and one well in the Surat Basin. No offshore wells are planned.

Retail

Six months ended	Dec 06 $m	Dec 05 $m	Change %
Total Sales Revenue	1,714	1,614	6
EBITDA	185.6	142.2	30
EBIT	160.5	119.2	35

Performance metrics by product and variance from prior corresponding period

	Natural Gas	Electricity	LPG
Revenue (A$m)#	450*(+2%)*	879*(+4%)*	302*(+9%)*
Gross Profit (A$m)	75*(-13%)*	166*(+19%)*	77*(+6%)*
EBITDA (A$M)	157 *(+34%)*		29 *(+14%)*
EBIT (A$M)	144 *(+37%)*		17 *(+17%)*
Sales - (PJ)#	60*(+3%)*		
Sales - (TWh)		8.3*(+7%)*	
Sales - (ktonnes)			260*(-3%)*
Total Sales (PJe)	60*(+3%)*	30*(+7%)*	13*(-3%)*
Customer accounts ('000) - (Change from 30 June 2006)	857*(-23K)*	983*(+28K)*	300*(-)*

Natural gas sales volumes reported here exclude trading sales, which predominantly comprise the on-sale of Origin Energy's own production. Consequently sales volumes for the six months ended 31 December 2005 have been revised from 62.1 PJ to 57.7 PJ and revenue disclosed in this table last year from natural gas sales has been revised from $460 to $443 million. This does not impact total sales revenue for the Retail segment. Gross Profit for natural gas is not materially impacted as these trading sales are passed through with minimal margin.

The Retail segment performed strongly during the six months to 31 December 2006, increasing aggregate revenues, customer numbers and margins to deliver a significantly higher contribution to earnings. In addition the segment benefited from a favourable mark-to-market valuation on financial derivatives associated with its electricity hedge book which added $27.5 million before tax relative to the prior corresponding period. On 27 November 2006 Origin Energy was the successful bidder for the Sun Retail business in Queensland which will be integrated into existing operations during the current half year.

Sales volumes for electricity and natural gas increased by 7% and 3% respectively. Electricity sales volumes increased across both residential and large commercial customers. Higher sales of natural gas to large customers more than offset a decline in customer accounts and sales to residential customers. LPG volumes declined by 3%, largely as the result of higher LPG prices placing competitive pressure on product sales to large wholesale customers.

Total sales revenue for the retail segment rose by 6%. The average price of electricity sales decreased reflecting both an increase in commercial and industrial sales and a reduction in average prices to residential customers in Victoria in response to network tariff reductions. The average price received for natural gas also declined during the half year due to a higher percentage of sales to lower margin commercial, industrial and wholesale customers. The average selling price for LPG increased reflecting the pass-through of higher international prices.

Gross profit from the sale of electricity, natural gas and LPG in the Retail business increased by 7% to $318 million. Gross profit from electricity sales rose significantly due to a combination of network tariff reductions and lower purchasing costs. The lower margin associated with large commercial sales led to a decrease in the gross profit from natural gas. Gross profit for LPG increased towards the end of the period as wholesale LPG costs started to decline.

Operating costs for the business rose modestly by $4 million compared with the prior corresponding period, largely as the result of increasing churn rates across gas and electricity accounts (see Market Churn section below). This includes an allocation of corporate costs to the full retail segment (comprising natural gas, electricity and LPG) of $27 million.

After favourable mark-to-market adjustments, which reflect the impact of higher forward market prices on the value of certain electricity derivatives, EBITDA increased by 30% to $185.6 million from $142.2 million in the prior corresponding period.

Depreciation and amortisation expenses of $25 million were up 9% compared with prior year expenses reflecting higher depreciation charges in the LPG business and additional depreciation associated with improvements in retail systems. Consequently EBIT increased 35% to $160.5 million from $119.2 million in the prior corresponding period.

When measured prior to mark-to-market adjustments the EBIT to sales ratio (EBIT margin) for the whole Retail segment (including gas, electricity and LPG) increased to 7.8% from 7.4% in the prior corresponding period. After mark-to-market adjustments the EBIT margin increased to 9.4% from 7.4%.

Margins in the December half of the financial year are typically higher than margins in the June half due to the natural seasonality in the business, and the Company expects full year margins to be consistent with averages from the last few years.

Market Churn

During the six months to December 2006 Origin Energy won 197,000 new accounts to record a net increase of 5,000 accounts since 30 June 2006 and an increase of 37,000 compared with 31 December 2005. At the end of the period Origin Energy had around 2,140,000 customer accounts across electricity, natural gas, and LPG. This compares with 2,103,000 accounts at the same time last year, and 2,135,000 accounts at 1 July 2006.

Recent trends in market churn continued. Net gains in electricity accounts in South Australia and New South Wales were partially offset by a net loss of natural gas accounts, predominantly in South Australia. Origin Energy now has nearly 200,000 electricity customers across South Australia and New South Wales. LPG accounts increased by approximately 10,000 from December 2005 and were in line with account numbers in June 2006.

Origin Energy is pursuing a number of initiatives to optimise its acquisition and retention costs, and to manage the impact of high levels of churn on margins. The number of transactions handled by the business increased by nearly 30% compared with the prior corresponding period.

Despite these pressures Origin Energy has been able to increase the margin associated with the underlying business, both before and after mark-to-market adjustments are taken into account.

Business Development

During the period Origin Energy announced the successful acquisition of Sun Retail which provides electricity to around 841,000 customer accounts and LPG to around 55,000 accounts. Completion of this transaction occurred on 1 February 2007. The integration of this business is now underway, supported by a transitional services agreement with Energex which continues to early 2008.

Full retail contestability will be introduced to the Queensland market in July 2007, and Origin Energy is developing capabilities and marketing plans in readiness for this introduction of competition.

Origin Energy continues to maintain market leadership of accredited green products. As at September 2006, the Company had a 26% national share of such products, and this leadership position will be further entrenched following the integration of the Sun Retail customer base in the June half. During the December half Origin Energy celebrated the achievement of 100,000 green customers by planting 100,000 trees with Landcare Australia, and reached 120,000 green customers by 31 December 2006.

In November 2006 Origin Energy launched a carbon neutral product. This is the first scheme of its kind in Australia and creates a market for the sale of green energy credits. The Company also signed an agreement with the AFL to launch a program titled "AFL Green". The program will offset greenhouse emissions resulting from AFL match day, administration and travel activities. An associated product will be available to enable club supporters to participate in the program. Origin Energy is participating in the carbon neutral scheme itself to reduce the greenhouse gas impact of its operations, offsetting all greenhouse gas emissions from its offices, cars and air travel.

For the third time, Origin Energy has been rated by greenelectricitywatch (a representative group of environmental NGOs, and led by the Australian Conservation Foundation) as having the best green electricity product in the market.

Over the last year Origin Energy led a successful consortium in bidding for the Adelaide Solar City Project, which was awarded to Origin Energy in August 2006. The Adelaide programme will be supported by Federal Government funding and includes the trial of interval meter installations, energy efficiency campaigns, and the installation of solar panels at iconic buildings across the city.

Generation

Six months ended	Dec 06 $m	Dec 05 $m	Change %
Total Sales Revenue	79.4	60.3	32
EBITDA	65.6	43.1	52
EBIT	54.0	32.3	67

Sales Volumes

	Dec 06	Dec 05	Change %
Total Sales (MWh)	800,894	828,042	(3)

The Generation business has delivered a higher contribution to earnings. This result is based on a significant benefit from the payment associated with the termination of the Mount Stuart power purchase arrangement and a solid operating performance of the other assets.

The operating performance of the business was in line with expectations with all plants providing high availability. During the period the second unit of the Ladbroke Grove plant was converted to run on gas from the SESA pipeline, and Osborne had some downtime to rectify unexpected vibrations following a routine outage.

Total sales volumes were 3% below last half year, however revenues increased by 32% reflecting payments associated with the Mount Stuart power purchase arrangement and higher prices for electricity contracted to third parties.

The Mount Stuart power station received a net capacity payment of $17.5 million, an increase of more than $4 million over the prior corresponding period. In addition Origin Energy received a payment on termination of the power purchase agreement with Enertrade of $19.6 million prior to tax. Origin Energy now has full flexibility over the despatch of Mount Stuart and has registered the plant as a market participant in Origin Energy's name from 1 January 2007. The plant is now available to support the newly acquired Sun Retail electricity business in Queensland.

EBITDA increased by over 52% to $65.6 million from $43.1 million in the prior corresponding period.

Depreciation charges of $11.6 million were 7% higher primarily due to capital expenditure and depreciable life adjustments at the Ladbroke Grove plant following its conversion to run on gas from the SESA pipeline.

Consequently EBIT increased 67% to $54.0 million from $32.3 million.

Power developments

Origin Energy is currently evaluating the potential to construct high-efficiency gas-fired power stations at three sites - Spring Gully and Darling Downs in Queensland and Mortlake in Victoria.

In September 2006 the Environmental Impact Statement for Spring Gully was approved and construction tenders were sought. These tenders have now been received and are being evaluated. In November the company acquired the Sun Retail business from the Queensland Government which included a permitted site

for the construction of a gas-fired turbine at Braemar in south-east Queensland now referred to as the Darling Downs power station site. This second location is being evaluated as a potential alternative or complementary site to Spring Gully.

An Environmental Effects Statement for potential development of the Mortlake site in Victoria was approved by the relevant authorities in July 2006, and work is continuing on evaluation of this potential development.

A development application for up to an additional 120 MW of peaking capacity at the Quarantine Power Station was lodged in December 2006. This plant, if built, will add to the existing 96 MW Open Cycle Gas Turbine (OCGT) and help service Origin Energy's increasing requirement for peak cover in the South Australian market.

Renewables

Reliability testing of 75W SLIVER solar modules was successfully achieved and early stage commercial production has commenced. Partnership discussions are ongoing with a range of parties to bring critical skills and resources to the commercialisation of SLIVER technology.

In January 2007, Origin Energy formally joined the CO2CRC, a collaborative research organisation exploring geosequestration - carbon dioxide capture and geological storage. During the period the CO2CRC was successful in attracting an additional $6 million in a supplementary funding bid to fund an expanded scientific program at the Otway Basin pilot project.

Origin Energy has a 14.2% interest in Geodynamics Limited, which is developing a geothermal resource in South Australia's Cooper Basin. While significant progress has been made with this project, technical and operational difficulties with the Habanero 2 well will require the drilling of a third well before the development concept is fully tested. The timing of this last well is yet to be advised.

Networks

Six months ended	Dec 06 $m	Dec 05 $m	Change %
Total Sales Revenue	89.6	83.1	8
EBITDA	14.4	15.8	(9)
EBIT	14.3	15.4	(7)

Sales revenue and other income for the networks segment increased 8% to $89.6 million, reflecting cost recovery of higher expenditure by Envestra on operating and capital projects.

EBITDA of $14.4 million represented a 9% decrease on the prior corresponding period while EBIT decreased by $1.1 million or 7% to $14.3 million. The contribution to earnings was lower due to higher South Australian property operating costs, a lower level of energy services asset construction works undertaken, and a lower interest component of the distribution from Envestra.

Total natural gas connections for gas networks under management increased by 1.2% during the half year to 980,000.

All key performance targets for the joint venture between Origin Energy and United Utilities, which is managing the assets of Coliban Water in Victoria, were met or exceeded.

In November 2006, Origin Energy announced a strategic review of its ownership of the Networks Business which includes Origin Energy Asset Management, a 17.2% interest in Envestra and a 33.3% interest in the SEA Gas Pipeline. After receiving strong market interest in this proposition, Origin Energy is now proceeding with a sale process.

Contact Energy

Six months ended	Dec 06 $m	Dec 05 $m	Change %
Total Sales Revenue	848.8	1,039.0	(18)
EBITDA	237.5	289.4	(18)
EBIT	178.4	226.5	(21)

Performance of operations

	Dec 06	Dec 05	Change %
Gas Sales (PJ)	24.5	34.1	(28)
Retail Electricity Sales (GWh)	3,950	3,793	4
Electricity Generated (GWh)	5,597	5,591	0.1
Electricity Customers	511,000	512,000	(0.2)
Gas Customers	76,000	81,000	(6)

Origin Energy owns a 51.4% interest in Contact Energy of New Zealand and consolidates 100% of Contact Energy in its accounts as required by Australian accounting standards. The interests attributable to minority shareholders are recognised as Minority Interests in the Financial Statements.

A financial report entitled "Management discussion of unaudited financial results for the six months ended 31 December 2006" was issued by Contact Energy to the New Zealand Stock Exchange on Friday 23 February 2007 and is available on Origin Energy's website www.originenergy.com.au. That document contains details regarding Contact Energy's financial and operating performance during the period, including comparisons to the performance of Contact Energy in the prior corresponding period.

Performance of Operations

Contact Energy in New Zealand has a similar business model to Origin Energy in Australia, being integrated across electricity generation and energy retailing. Its generation fleet comprises both thermal generation (predominantly gas-fired) and renewable sources (hydro and geothermal). This provides Contact Energy with great flexibility in managing the despatch of its generation plant, and provides an extensive natural hedge to its retail operations.

This natural hedge is demonstrated through the strong performance of the business in both the six months to 31 December 2005 - when wholesale electricity prices were significantly higher than average and retail margins were under significant pressure - and the six months to 31 December 2006 - when wholesale prices for generation were low and retail margins expanded. Despite these significantly different operating environments Contact Energy has provided a relatively steady contribution in New Zealand dollars at the EBITDA level, prior to the inclusion of proceeds from Valley Power. However, a weakening of the New Zealand dollar against the Australian dollar has resulted in lower earnings when translated to Australian dollars.

The primary operating factors which contributed to Contact Energy's half year to December 2006 financial performance were:

- High rainfall and inflows into New Zealand's core hydro catchments, leading to higher levels of hydro generation, lower levels of thermal generation and lower wholesale electricity prices;
- Significantly lower wholesale electricity revenue as a result of lower wholesale prices for generation;
- A stronger contribution from Contact Energy's retail base, due to the lower wholesale electricity purchase costs required to supply retail customers; and
- A 28% increase in the price for natural gas, both for internal use in Contact Energy's thermal electricity generation plants and for supply to wholesale and retail customers.

Contact Energy recorded an EBITDA before financial instruments of NZ$275.4 million compared with NZ$280.4 million (excluding proceeds from the sale of Valley Power) in the prior corresponding period.

Financial performance as a subsidiary of Origin Energy

In consolidating Contact Energy's results, Origin Energy has used an average exchange rate for the period of NZ$1.17 to the A$, compared with NZ$1.08 to the A$ for the prior corresponding period. Contact Energy's Australian dollar translated EBITDA is lower by approximately A$20 million versus the prior period due to a depreciation of the New Zealand dollar. This reduction in EBITDA is partially offset by reduced New Zealand dollar funding and tax costs when translated to Australian dollars. The profit from the sale of Valley Power of NZ$33.4 million was included in the prior year EBITDA.

Origin Energy has consolidated $237.5 million at the EBITDA level and $178.4 million at the EBIT level from Contact Energy's operations. Origin Energy's after tax interest expense from the debt it holds from funding the acquisition of Contact Energy was $24 million. After consolidating Contact Energy's interest and tax expense, eliminating minority interests and adding Origin Energy's interest expense the Company recorded a contribution to NPAT from Contact Energy of $31.0 million. This compares with $47.0 million in the previous corresponding period which included a $14.5 million after tax benefit from the sale of Valley Power.

Mr H Kevin McCann
Chairman

Sydney, 28 February 2007

Origin Energy Key Financials

Half year ended 31 December	2006 ($m)	2005 ($m)	Change %
Total revenue and other income	2,894	3,008	(4)
EBITDA	640	589	9
EBIT	482	442	9
Profit before tax	394	355	11
Profit after tax	286	263	9
Profit after tax and outside equity interests	233	194	20
Free cash flow[1]	267	328	(19)
OCAT ratio[2] - Calendar year calculation	11.4%	13.6%	
Capital expenditure	320	426	(25)
Total assets	9,232	8,803	5
Net debt	2,090	2,378	(12)
Adjusted net debt[3]	2,422	2,671	(9)
Shareholders equity	4,504	3,782	19
Key Ratios			
Earnings per share	29.0 c	25.5 c	13
Free cash flow per share[1]	33.1¢	43.2¢	(23)
Total dividend per share	10.0 ¢	9.0 ¢	11
Net asset backing per share	$5.26	$4.78	10
Adjusted net debt to debt plus equity[3]	35.0%	43.4%	
Adjusted net debt to equity[3]	53.7%	70.6%	
Interest cover[3]	4.7x	4.5x	
Return on equity	6.8%	7.1%	
Segment Analysis (EBITDA)			
Exploration & Production	136	99	38
Retail	186	142	30
Generation	66	43	52
Networks	14	16	(9)
Contact Energy	238	289	(18)

(1) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(2) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

(3) Adjusted to exclude mark-to-market fair value of debt.


Origin
energy

Origin Energy Limited and its Controlled Entities

ABN 30 000 051 696

Appendix 4D

31 December 2006

Appendix 4D

Results for announcement to the market:

				A$'000
Sales revenue	down	-2.4%	to	2,884,813
Net profit for the period attributable to members	up	20.4%	to	233,182
Earnings per share - basic	up	13.4%	to	29.0¢
Earnings per share - diluted	up	13.5%	to	28.8¢

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend declared	10 cents	10 cents
Previous corresponding period	9 cents	9 cents

Record date for determining entitlements to the dividend: 9 March 2007

Brief explanation of any of the figures reported above or other item(s) of importance not previously released to the market:

Refer to the Management Discussion and Analysis and the Directors' Report included in the consolidated interim financial report for explanations.

Discussion and Analysis of the results for the half year ended 31 December 2006:

Refer to the Management Discussion and Analysis.



Origin Energy Limited and its Controlled Entities
ABN 30 000 051 696

DIRECTORS' REPORT AND CONSOLIDATED INTERIM FINANCIAL REPORT
31 December 2006

DIRECTORS' REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

In accordance with the Corporations Act, the Directors of Origin Energy Limited (the "Company" or "Origin") submit their report together with the consolidated financial report on the consolidated entity, being the Company and its controlled entities, for the half year ended 31 December 2006 ("the period") as follows:

Directors

The names of the Directors of the Company holding office during the half year ended 31 December 2006 and up until the date of this report are as follows:

H Kevin McCann	Non-executive Chairman since February 2000
Grant A King	Managing Director since February 2000
Bruce G Beeren	Executive Director, Commercial from March 2000 Non-executive Director since February 2005
Trevor Bourne	Non-executive Director since February 2000
Helen M Nugent	Non-executive Director since March 2003
Colin B Carter	Non-executive Director since February 2000
J Roland Williams	Non-executive Director since February 2000

Result

The financial report for the half year ended 31 December 2006 and the results herein, are prepared in accordance with the Australian Equivalents to International Financial Reporting Standards ("AIFRS").

The consolidated profit attributable to ordinary equity holders, in accordance with AIFRS, for the period was $233.2 million compared to $193.7 million for the prior corresponding period.

Six months ended 31 December	2006 ($m)	2005 ($m)	Change %
Total revenue and other income	2,894	3,008	(4)
EBITDA	640	589	9
Net profit after tax before minority interests	286	263	9
Minority interests	53	69	(24)
Net profit after tax	233	194	20
Basic earnings per share (cents)	29.0	25.5	13
Free cash flow [1]	267	328	(19)
Capital expenditure	320	426	(25)
OCAT Ratio[2] - Calendar year calculation	11.4%	13.6%	-
Adjusted net debt/(debt + equity)[3]	35%	43%	-

(1) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(2) OCAT Ratio = (OCAT - interest tax shield) / funds employed

(3) Excludes the impact of debt mark-to-market.

Dividend

On 28 February 2007, the Directors declared an interim fully franked dividend of 10 cents per share which will be paid on 30 March 2007 to shareholders of record on 9 March 2007 (compared with 9 cents in the prior corresponding period).

Review of Operations

Total revenue and other income increased by 5% across Origin Energy's Australian operations, but was 4% lower overall on a fully consolidated basis, as lower wholesale electricity prices in New Zealand reduced the total revenue received by Contact Energy.

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) increased 9% to $639.6 million from $589.3 million, of which segment contributions were:

Six months ended 31 December	2006 $m	2005 $m	Change %
Exploration & Production	136.4	98.7	38
Retail	185.6	142.2	30
Generation	65.6	43.1	52
Networks	14.4	15.8	(9)
Contact Energy*	237.5	289.4	(18)
Total	639.6	589.3	9

* 100% of Contact Energy's EBITDA is included in the consolidated statement of financial performance.

Exploration & Production increased its EBITDA contribution by 38%. The business benefited from higher sales volumes of 47.1 PJe which were up 13% from the prior corresponding period, mainly due to contributions from the BassGas and coal seam gas projects, coupled with higher prices for oil, condensates and LPG. Successful appraisal drilling in the Perth Basin has reduced the decline in oil production from these fields.

Upstream expenditure in the half year was focussed on lower risk appraisal and development drilling around producing assets. Higher success rates in the exploration program together with reduced exploration activity has resulted in lower exploration expenses and write-offs for this half year of $6.8 million compared with $24.1 million in the prior corresponding period.

In **Retail**, EBITDA grew by 30% with continued improvements in revenues, customer numbers and margins. Earnings were higher as a result of increased gas and electricity sales and lower network charges for electricity. Margins in the underlying business have improved despite higher costs associated with increasing customer churn.

The retail business also benefited from a positive mark-to-market adjustment on financial derivatives associated with the electricity hedge book which added $27.5 million before tax relative to the prior corresponding period.

Generation EBITDA grew by 52%. The focus on plant availability continues to deliver solid underlying contributions, and the company also received a one-off payment made on termination of the power supply agreement for the Mount Stuart power station which added $19.6 million before tax. This represented a pre-payment of benefits which were expected to accrue over the remaining 18 months of the contract. The operation of Mount

Stuart will now be more fully integrated into the new electricity retail operations in Queensland.

Networks revenues increased reflecting cost recovery on increased capital works undertaken by Envestra. EBITDA was $1.4 million lower than the prior corresponding period primarily due to higher South Australian property operating costs and lower interest distribution income from Envestra. Origin Energy announced a review of the ownership of the Network assets in November 2006 and is now proceeding with a sale process.

The contribution from **Contact Energy** was lower due to a combination of the non-recurrence of a $31 million before tax benefit from the sale of its interest in the Valley Power power station in Victoria during the prior corresponding period and lower wholesale pool prices in New Zealand with a return to more normal weather conditions. Furthermore a weakening of the New Zealand dollar against the Australian dollar reduced the contribution from Contact Energy when translated to Australian dollars.

Depreciation and amortisation expense increased by 7% to $157.3 million, primarily reflecting the commencement of production from the BassGas project and the ramping up of production from the Spring Gully project.

Consequently EBIT increased 9% or $40.5 million to $482.3 million.

Net interest expense for the half year was $88.5 million, up 2% from $87.1 million in the prior period.

Tax expense for the half year was $107.9 million, an increase of 17% over the prior corresponding period primarily reflecting the higher earnings in the period. This represents an effective tax rate of 27.4% compared with 25.9% in the prior corresponding period.

The total profit after tax for the consolidated entity for the period prior to the elimination of minority interests was $285.8 million, an increase of $23.1 million or 9% over the prior corresponding period.

After elimination of minority interests of $52.7 million Origin Energy recorded a net profit after tax of $233.2 million, 20% higher than the corresponding period last year.

Events Subsequent to the Reporting Date

Sun Retail acquisition

On 27 November 2006 Origin Energy announced that it had executed a Sale and Purchase Agreement with the Queensland Government to acquire Sun Retail for $1.2 billion. Settlement of the transaction occurred on 1 February 2007 and the acquisition was effective from that date.

Share purchase plan

On 27 February 2007 Origin Energy issued 11.7 million shares, raising $83 million in accordance with a share purchase plan to partly fund the acquisition of Sun Retail.

Origin Energy/AGL merger discussions

On 4 January 2007 Origin announced that it had received an unsolicited approach from AGL in relation to a potential nil premium scrip merger between the two companies, and that

Origin would be evaluating the proposal. On 23 February 2007 Origin announced that it had rejected AGL's proposal for a nil premium merger.

Sale of Networks business

On 30 January 2007 Origin Energy announced that it is proceeding with the sale process of its Networks business, which consists primarily of Origin Energy Asset Management (which provides management services to Envestra Ltd), a 17.2% interest in Envestra and a 33.3% interest in the SEA Gas Pipeline.

The financial effects of these transactions have not been brought to account in the consolidated interim financial report for the half year ended 31 December 2006 and will be recognised in subsequent financial reports.

Lead Auditor's Independence Declaration

The lead auditor's independence declaration under Section 307C of the Corporations Act 2001 is set out on page 8 and forms part of the Directors' Report for the half-year ended 31 December 2006.

Rounding

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors:

H Kevin McCann,
Chairman

Sydney, 28 February 2007



Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Origin Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Duncan McLennan
Partner

Sydney

28 February 2007

CONSOLIDATED INTERIM INCOME STATEMENT

Origin Energy Limited and its Controlled Entities

for half year ended 31 December	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
Sales revenue		2,884,813	2,955,826
Other income		8,891	52,177
Total sales revenue and other income	3(a)	2,893,704	3,008,003
Raw materials and consumables used, and changes in finished goods and work in progress		1,858,350	1,980,489
Advertising expense		13,973	12,387
Bad debts expense		9,043	7,498
Consultancy expense		12,230	18,176
Contracting expense		62,004	56,220
Depreciation and amortisation expense		157,329	147,564
Employee benefits expense		154,104	157,099
Exploration expense		6,812	24,134
Oil and gas production expense		30,357	31,851
Net (gain)/loss on financial instruments		(14,025)	11,371
Motor vehicle expense		9,130	8,376
Occupancy expense		19,220	18,125
Repairs and maintenance expense		22,130	20,879
Royalties expense		16,205	16,761
Administration and other expenses		66,566	64,414
Total expenses, excluding financing costs		2,423,428	2,575,344
Net financing costs	3(b)	88,491	87,063
Share of net profits of associates and joint venture entities accounted for using the equity method	8	11,980	9,062
Profit before income tax		393,765	354,658
Income tax expense	4	107,929	91,970
Profit for the period		285,836	262,688
Profit attributable to minority interest		52,654	69,016
Profit attributable to members of the parent entity		233,182	193,672
Profit for the period		285,836	262,688
Basic earnings per share		29.0¢	25.5¢
Diluted earnings per share		28.8¢	25.4¢

The Income Statement is to be read in conjunction with the accompanying condensed notes to the consolidated interim financial report.

CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

Origin Energy Limited and its Controlled Entities

for half year ended 31 December	Note	Consolidated 2006 $'000	2005 $'000
Available for sale investments:			
Valuation gain taken to equity on adoption of AASB 132 and AASB 139, net of tax	10	-	39,843
Valuation gain taken to equity for the half year	10	1,841	2,933
Cash flow hedges:			
Loss taken to equity on adoption of AASB 132 and AASB 139, net of tax	10	-	(25,594)
Valuation gain taken to equity for the half year	10	86,146	25,423
Share of increase/(decrease) attributable to equity accounted entities for the half year	10	3,710	(1,417)
Net gain/(loss) on hedge of net investment in foreign subsidiary:			
Gain/(loss) taken to equity for the half year	10	(31,148)	(4,349)
Translation of foreign operations:			
Exchange differences taken to equity	10	192,015	41,593
Actuarial gain on defined benefit superannuation plan, net of tax	10	1,045	2,560
Net income recognised directly in equity		253,609	80,992
Profit for the half year		285,836	262,688
Total recognised income and expense for the half year		539,445	343,680
Total recognised income and expense for the half year attributable to minority interests	10	142,141	79,553
Total recognised income and expense for the half year attributable to members of the parent entity		397,304	264,127

The Statement of Recognised Income and Expense is to be read in conjunction with the accompanying condensed notes to the consolidated interim financial report. Other movements in equity arising from transactions with owners as owners are set out in note 10.

CONSOLIDATED INTERIM BALANCE SHEET

Origin Energy Limited and its Controlled Entities

as at	Note	Consolidated 31 December 2006 $'000	30 June 2006 $'000	31 December 2005 $'000
CURRENT ASSETS				
Cash and cash equivalents		345,133	309,229	261,062
Trade and other receivables		786,366	875,459	867,621
Inventories		111,777	101,884	106,857
Other financial assets		237,767	219,881	121,216
Other		66,011	42,998	44,764
TOTAL CURRENT ASSETS		1,547,054	1,549,451	1,401,520
NON-CURRENT ASSETS				
Receivables		1,917	3,638	5,272
Investments accounted for using the equity method		82,504	78,448	72,044
Other financial assets		298,896	216,710	310,643
Property, plant and equipment		5,654,346	5,244,933	5,516,872
Exploration and evaluation expenditure		181,721	186,064	117,254
Development expenditure		149,168	128,910	82,889
Intangible assets		1,275,465	1,227,860	1,271,917
Deferred tax assets		16,239	5,133	4,682
Other		24,362	23,780	19,465
TOTAL NON-CURRENT ASSETS		7,684,618	7,115,476	7,401,038
TOTAL ASSETS		9,231,672	8,664,927	8,802,558
CURRENT LIABILITIES				
Trade and other payables		649,358	796,243	769,428
Interest-bearing liabilities		378,785	511,916	246,276
Other financial liabilities		168,019	148,108	104,706
Tax liabilities		66,485	26,179	49,851
Provisions		88,777	95,297	84,013
TOTAL CURRENT LIABILITIES		1,351,424	1,577,743	1,254,274
NON-CURRENT LIABILITIES				
Payables		6,405	6,460	7,198
Interest-bearing liabilities		2,056,459	2,207,896	2,392,905
Other financial liabilities		289,365	271,008	361,641
Tax liabilities		839,766	778,658	830,832
Provisions		183,829	177,477	173,748
TOTAL NON-CURRENT LIABILITIES		3,375,824	3,441,499	3,766,324
TOTAL LIABILITIES		4,727,248	5,019,242	5,020,598
NET ASSETS		4,504,424	3,645,685	3,781,960
EQUITY				
Issued capital	9	1,585,174	1,158,959	1,143,156
Reserves	10	128,673	(38,008)	96,693
Retained earnings	10	1,732,258	1,569,728	1,497,310
Total parent entity interest		3,446,105	2,690,679	2,737,159
Minority interests	10	1,058,319	955,006	1,044,801
TOTAL EQUITY	10	4,504,424	3,645,685	3,781,960

The Balance Sheet is to be read in conjunction with the accompanying condensed notes to the consolidated interim financial report.

Net Tangible Asset Backing	Consolidated 31 December 2006	30 June 2006	31 December 2005
Net tangible asset backing per ordinary security	$ 2.53	$ 1.84	$ 1.85

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

Origin Energy Limited and its Controlled Entities

for half year ended 31 December	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers		3,179,011	3,154,652
Cash paid to suppliers		(2,661,838)	(2,655,472)
Cash generated from operations		517,173	499,180
Dividends/distributions received from associates/joint venture entities		10,612	37,584
Other dividends received		1,248	688
Income taxes paid		(85,143)	(43,760)
Net cash from operating activities		443,890	493,692
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property, plant and equipment		(217,995)	(230,286)
Payments for exploration and producing areas of interest		(99,284)	(85,919)
Acquisition of controlled entities (net of cash acquired)	6(c)	-	(8)
Acquisition costs relating to Sun Retail		(3,572)	-
Acquisition of businesses and other assets (net of cash acquired)		(8,707)	(53,544)
Repayment of loan from equity accounted entities		(717)	-
Repayment of loans by equity accounted entities		75	32,964
Interest received		11,006	9,428
Net proceeds from disposal of investments		1,886	66,725
Net proceeds from sale of non-current assets		196	4,731
Net cash used in investing activities		(317,112)	(255,909)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		2,020,743	1,451,597
Repayment of borrowings		(2,325,621)	(1,331,239)
Interest paid		(112,847)	(102,781)
Dividends paid by parent entity		(49,871)	(51,983)
Dividends paid to minority interests		(40,038)	(31,187)
Proceeds from issues of share capital		402,365	1,192
Net cash used in financing activities		(105,269)	(64,401)
NET INCREASE IN CASH AND CASH EQUIVALENTS		21,509	173,382
Cash and cash equivalents at the beginning of the half year		302,634	79,032
Effect of exchange rate changes on cash		20,136	802
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	6(a)	344,279	253,216

The Statement of Cash Flows is to be read in conjunction with the accompanying condensed notes to the consolidated interim financial report.

CONDENSED NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting entity

Origin Energy Limited (the "company") is a company domiciled in Australia. The consolidated interim financial report of the company for the half year ended 31 December 2006 comprises the company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interests in associates and jointly controlled entities.

The consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006 is available upon request from the company's registered office at Level 45, Australia Square 264 - 278 George Street Sydney NSW 2000 or at www.originenergy.com.au

(b) Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity for the full year ended 30 June 2006.

The consolidated interim financial report was approved by the Board of Directors on 28 February 2007.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(c) Significant accounting policies

Except as described below, the accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated annual financial report for the full year ended 30 June 2006.

In the prior financial year the consolidated entity adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity in Note 10.

(d) Estimates

The preparation of a financial report requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Refer to the consolidated annual financial report of the consolidated entity for the year ended 30 June 2006 for key areas where estimates have been applied.

2. SEGMENTS (a) Primary reporting - geographical segments for half year ended 31 December	Australia *		New Zealand **		Consolidated	
	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000
SALES REVENUE AND OTHER INCOME						
External sales revenue	1,982,206	1,873,263	902,607	1,082,563	2,884,813	2,955,826
Other income	6,049	18,612	2,842	33,565	8,891	52,177
Total segment revenue and other income	1,988,255	1,891,875	905,449	1,116,128	2,893,704	3,008,003
RESULT						
Segment result	290,787	198,406	179,489	234,253	470,276	432,659
Share of net profits/(losses) of associates and joint venture entities	9,026	9,483	2,954	(421)	11,980	9,062
EARNINGS BEFORE INTEREST AND TAX (EBIT)	299,813	207,889	182,443	233,832	482,256	441,721
Net financing costs					(88,491)	(87,063)
Profit before income tax					393,765	354,658
Income tax expense					(107,929)	(91,970)
Profit for the period					285,836	262,688
Profit attributable to minority interests					52,654	69,016
Profit attributable to members of the parent entity					233,182	193,672
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	395,161	289,898	244,424	299,387	639,585	589,285
DEPRECIATION AND AMORTISATION	95,348	82,009	61,981	65,555	157,329	147,564
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	233,288	344,802	86,546	80,761	319,834	425,563

2. SEGMENTS (continued)

(a) Primary reporting - geographical segments (continued)

for half year ended 31 December

	Australia *		New Zealand **		Consolidated	
	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS						
Segment assets	4,503,684	4,003,532	4,284,112	4,461,238	8,787,796	8,464,770
Equity accounted investments	75,371	69,053	7,133	2,991	82,504	72,044
Total segment assets	4,579,055	4,072,585	4,291,245	4,464,229	8,870,300	8,536,814
Cash and current and deferred tax assets					361,372	265,744
Total assets					9,231,672	8,802,558
LIABILITIES						
Segment liabilities	824,944	866,799	217,477	313,854	1,042,421	1,180,653
Interest bearing liabilities and related derivatives and current and deferred tax liabilities					3,684,827	3,839,945
Total liabilities					4,727,248	5,020,598

* The Australian geographic segment includes operations in Australia and the Pacific.

** The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities.

Origin Energy Limited and its Controlled Entities

2. SEGMENTS (continued)
(b) Secondary reporting - business segments
for half year ended 31 December

	Exploration and Production		Retail		Generation		Networks		Contact		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
SALES REVENUE AND OTHER INCOME												
Total sales	238,962	214,430	1,714,040	1,613,626	79,439	60,348	89,587	83,147	848,830	1,038,967	2,970,858	3,010,518
Intersegment sales elimination *	(72,111)	(40,194)	-	-	(13,934)	(14,498)	-	-	-	-	(86,045)	(54,692)
External sales revenue	166,851	174,236	1,714,040	1,613,626	65,505	45,850	89,587	83,147	848,830	1,038,967	2,884,813	2,955,826
Other income	23	9,057	3,579	4,123	431	3,074	4,437	4,747	421	31,176	8,891	52,177
Total segment revenue and other income	166,874	183,293	1,717,619	1,617,749	65,936	48,924	94,024	87,894	849,251	1,070,143	2,893,704	3,008,003
RESULT												
Segment result	74,988	48,237	159,698	119,191	48,964	26,052	11,161	12,201	175,465	225,978	470,276	432,659
Share of net profits/(losses) of associates and joint venture entities	-	-	838	43	5,073	6,279	3,142	3,204	2,927	(464)	11,980	9,062
EARNINGS BEFORE INTEREST AND TAX (EBIT)	74,988	48,237	160,536	119,234	54,037	32,331	14,303	15,405	178,392	226,514	482,256	441,721
Net financing costs											(88,491)	(87,063)
Profit before income tax											393,765	354,658
Income tax expense											(107,929)	(91,970)
Profit for the period											285,836	262,688
Profit attributable to minority interests											52,654	69,016
Profit attributable to members of the parent entity											233,182	193,672
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	136,420	98,687	185,607	142,229	65,627	43,125	14,416	15,817	237,515	289,427	639,585	589,285
DEPRECIATION AND AMORTISATION	61,432	50,450	25,071	22,995	11,590	10,794	113	412	59,123	62,913	157,329	147,564
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	204,830	310,456	35,059	41,930	17,245	8,014	7,692	4	55,008	65,159	319,834	425,563

2. SEGMENTS (continued)
(b) Secondary reporting

- business segments(continued)	Exploration and Production		Retail		Generation		Networks		Contact		Consolidated	
for half year ended 31 December	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS												
Segment assets	2,142,784	1,765,531	1,967,327	1,823,198	311,362	336,609	238,593	208,354	4,107,730	4,331,078	8,767,796	8,464,770
Equity accounted investments			964	163	57,614	54,074	16,946	14,979	6,980	2,828	82,504	72,044
Total segment assets	2,142,784	1,765,531	1,968,291	1,823,361	368,976	390,683	255,539	223,333	4,114,710	4,333,906	8,870,300	8,536,814
Cash and current and deferred tax assets											361,372	265,744
Total assets											9,231,672	8,802,558
LIABILITIES												
Segment liabilities	249,359	283,848	526,411	534,878	25,964	20,746	55,729	55,444	184,958	285,737	1,042,421	1,180,653
Interest bearing liabilities and related derivatives and current and deferred tax liabilities											3,684,827	3,839,945
Total liabilities											4,727,248	5,020,598

- Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation. A tolling arrangement operates between the Australian Retail and Generation operations in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact, based on their share of total assets and liabilities.

Business segments:	Products and services:
Exploration and Production	Natural gas and oil exploration and production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks	Infrastructure investment and management services in Australia.
Contact	Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.

Seasonality of operations

The consolidated entity's Retail segment is subject to seasonal fluctuations as a result of weather conditions. The entity attempts to minimise the seasonal impact through hedging activities. Historically, the profit for the first half of the financial year is marginally higher than the second half of the financial year.

Origin Energy Limited and its Controlled Entities

for half year ended 31 December	Consolidated 2006 $'000	2005 $'000
3. PROFIT		
(a) Sales revenue and other income		
Sales revenue		
Revenue from sale of goods	2,794,485	2,872,383
Revenue from rendering of services	90,328	83,443
Total sales revenue	2,884,813	2,955,826
Other income		
Dividends received from other parties	1,248	688
Other distributions received	3,392	4,272
Net gain on sale of Valley Power asset	-	30,942
Net gain on sale of other assets	108	3,635
Net foreign exchange gain	-	429
Government grants/subsidies	148	226
Other	3,995	11,985
Total other income	8,891	52,177
Total sales revenue and other income	2,893,704	3,008,003
(b) Net financing costs		
Interest income:		
Associated entities	2	594
Other parties	11,071	5,658
	11,073	6,252
Interest expense other	99,842	92,574
Interest expense on unwinding of discount on provisions	7,281	5,728
Net interest income on derivative instruments	(7,559)	(5,621)
Finance charges on capitalised leases	-	634
Net financing costs	88,491	87,063

4. INCOME TAX EXPENSE

Tax expense for the interim periods presented is the expected tax payable, calculated as the estimated annual effective income tax rate applied to the pre-tax income of the interim period, adjusted for specific one-off events that have occurred during the interim period.

The effective tax rate for the period ended 31 December 2006 is 27.4% (25.9% prior period) compared to the Australian tax rate of 30% and overseas tax rate of approximately 33%. Tax expense has been primarily affected by the recognition of revenue and capital losses previously not brought to account in either period and non assessable profit on the sale of assets in the prior period.

5. DIVIDENDS

for half year ended 31 December	Note	Consolidated 2006 $'000	2005 $'000
(a) Dividend reconciliation			
Final dividend of 9 cents per share, fully franked at 30%, paid 29 September 2006 (2005: Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005)	10	71,697	63,334
(b) Subsequent event			
Since the end of the financial half year, the Directors have declared an interim dividend of 10 cents per share, fully franked at 30%, payable 30 March 2007		86,861	

The financial effect of this dividend has not been brought to account in the financial statements for the half year ended 31 December 2006 and will be recognised in subsequent financial reports..

Origin Energy Limited and its Controlled Entities

6. NOTES TO THE STATEMENT OF CASH FLOWS

for half year ended 31 December	Consolidated 2006 $'000	2005 $'000
(a) Reconciliation of cash and cash equivalents		
Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the half year as shown in the Statement of Cash Flows is reconciled to the related items in the Balance Sheet as follows:		
Cash	345,133	261,062
Bank overdrafts	(854)	(7,846)
	344,279	253,216
(b) The following non-cash financing and investing activities have not been included in the Statement of Cash Flows:		
Issue of shares in respect of the Dividend Reinvestment Plan	21,826	11,351
Envestra Limited distribution received as shares	7,692	-

Origin Energy Limited and its Controlled Entities

6. NOTES TO THE STATEMENT OF CASH FLOWS (continued)
(c) Acquisition of controlled entities

During the half year ended 31 December 2006, the consolidated entity did not acquire any entities.

During the half year ended 31 December 2005, the consolidated entity acquired entities for a total consideration of $13,317,000. Details of the acquisition and the fair value of the assets and liabilities acquired are as follows:

	Book Value		Fair Value	
	Consolidated		Consolidated	
for half year ended 31 December	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current assets				
Cash and cash equivalents	-	310	-	310
Total current assets	-	310	-	310
Non-current assets				
Property, plant and equipment	-	9,891	-	13,042
Total non-current assets	-	9,891	-	13,042
Total assets	-	10,201	-	13,352
Current liabilities				
Current tax liabilities	-	35	-	35
Total current liabilities	-	35	-	35
Total liabilities	-	35	-	35
Net assets	-	10,166	-	13,317
Minority interests			-	-
Goodwill on acquisition			-	-
Fair value of net assets acquired			-	13,317
Cashflow Reconciliation:				
Total consideration			-	13,317
Cash acquired, net of bank overdraft			-	(310)
Other amount payable			-	(12,999)
Consideration (net of cash acquired and amount payable)			-	8

Origin Energy Limited and its Controlled Entities

7. ACQUISITION OF CONTROLLED ENTITIES

Dec 2006

There were no acquisitions of controlled entities during the financial period.

Dec 2005

Name	Date acquired	Percentage interest acquired	Carrying amount $'000	Consideration $'000	Contribution to consolidated net profit after minority interest $'000
Origin Energy American Samoa Inc	21 October 2005	0.01%	8	8	410
Boral Leasing NV	31 December 2005	100.00%	13,309	13,309	-

Refer to note 6(c) for details of net assets acquired.

8. INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

for half year ended 31 December	Consolidated 2006 %	Consolidated 2005 %	Consolidated 2006 $'000	Consolidated 2005 $'000
Equity accounted associates and joint venture entities:	Percentage of ownership interest held at the end of the period		Share of net profits/(losses)	
BIEP Pty Ltd	50.0	50.0	-	-
BIEP Security Pty Ltd	50.0	50.0	-	-
Bulwer Island Energy Partnership	50.0	50.0	2,210	3,044
Campaspe Asset Management Services Pty Ltd	50.0	50.0	132	182
CUBE Pty Ltd*	50.0	50.0	2,864	3,236
Gas Industry Superannuation Pty Ltd	50.0	50.0	-	-
Oakey Power Holdings Pty Ltd	25.0	25.0	2,927	(464)
Rockgas Timaru Ltd	50.0	50.0	27	43
SEA Gas Partnership	33.3	33.3	3,009	3,021
Vitalgas Pty Ltd	50.0	50.0	811	-
Total			11,980	9,062
Other material interests:			Income	
Envestra Limited	17.21	17.14	4,027	4,272

* Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

9. ISSUED CAPITAL

	Note	Consolidated 31 December 2006 $'000	30 June 2006 $'000	31 December 2005 $'000
Issued and paid-up capital				
856,895,217 (June 2006: 794,337,258; December 2005: 791,636,325) ordinary shares, fully paid		1,585,174	1,158,959	1,143,156
Ordinary share capital				
Balance at the beginning of the financial period		1,158,959	1,133,890	1,133,890
Shares issued:				
- 2,862,600 shares (June 2006: 1,195,000; December 2005: 345,000) in accordance with the Senior Executive Option Plan		9,112	4,006	1,192
- 3,357,330 shares (June 2006: 3,425,589; December 2005:1,574,656) in accordance with the Dividend Reinvestment Plan		21,826	24,122	11,351
- Nil shares (June 2006: Nil shares; December 2005: Nil shares) in accordance with the Rights Issue on 1 April 2005, pursuant to a prospectus, including tax impacts		-	(3,059)	(3,277)
- 56,338,029 shares (June 2006: Nil shares; December 2005: Nil shares) in accordance with private placement issue on 5 December 2006		395,277	-	-
Total movements in ordinary share capital	10	426,215	25,069	9,266
Ordinary share capital at the end of the financial period		1,585,174	1,158,959	1,143,156

Origin Energy Limited and its Controlled Entities

10. EQUITY RECONCILIATION	Note	Issued capital	Share based remuneration reserve	Foreign currency translation reserve	Hedging reserve	Available for sale reserve	Retained earnings	Minority interests	Total equity
		Consolidated							
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Opening balance as at 1 July 2006		1,158,959	12,959	(114,343)	26,787	36,589	1,569,728	955,006	3,645,685
Profit after tax expense for the period							233,182	52,654	285,836
Movement in share capital	9	426,215							426,215
Movement in share based payments			3,604						3,604
Net gain/(loss) on translation of assets and liabilities of overseas controlled entities				110,536				81,479	192,015
Net gain/(loss) on translation of long-term borrowings and foreign currency forward contracts net of tax				(31,148)					(31,148)
Fair value adjustment on available for sale financial assets, net of tax						1,841			1,841
Fair value adjustment on cash flow hedges, net of tax					78,138			8,008	86,146
Share of increase in reserves attributable to equity accounted entities					3,710				3,710
Actuarial gain on defined benefit superannuation plan, net of tax							1,045		1,045
Dividends paid							(71,697)	(38,828)	(110,525)
Balance at 31 December 2006		1,585,174	16,563	(34,955)	108,635	38,430	1,732,258	1,058,319	4,504,424
Balance at 30 June 2005		1,133,890	6,691	(9,258)	-	-	1,392,933	991,572	3,515,828
Adjustment on initial adoption of AASB 132 and AASB 139, net of tax		-	-	-	11,011	39,843	(28,521)	(8,084)	14,249
Opening balance as at 1 July 2005		1,133,890	6,691	(9,258)	11,011	39,843	1,364,412	983,488	3,530,077
Profit after tax expense for the period							193,672	69,016	262,688
Movement in share capital	9	9,266							9,266
Net gain/(loss) on translation of assets and liabilities of overseas controlled entities				24,183				17,410	41,593
Net gain/(loss) on translation of long-term borrowings and foreign currency forward contracts net of tax				(4,349)					(4,349)
Fair value adjustment on available for sale financial assets, net of tax						2,933			2,933
Fair value adjustment on cash flow hedges, net of tax					24,212			1,211	25,423
Share of decrease in reserves attributable to equity accounted entities					(1,417)				(1,417)
Movement in share based payments			2,844						2,844
Actuarial gain on defined benefit superannuation plan, net of tax							2,560		2,560
Dividends paid							(63,334)	(26,324)	(89,658)
Balance at 31 December 2005		1,143,156	9,535	10,576	33,806	42,776	1,497,310	1,044,801	3,781,960

Origin Energy Limited and its Controlled Entities

11. CONTINGENT LIABILITIES

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the Directors consider should be disclosed. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Consolidated		
	December 2006 $'000	June 2006 $'000	December 2005 $'000
Bank guarantees - unsecured	308,747	266,884	205,231
Letters of credit - unsecured*	9,545	8,771	980
	318,292	275,655	206,211

* The Origin group has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The Origin group has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programmes to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for.

The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products, conducted at the sites. These activities ceased in the 1970's when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC Contract that relates to the construction of the BassGas Project. Origin remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

12. EVENTS SUBSEQUENT TO REPORTING DATE

Interim dividend

Refer Note 5 for dividends declared subsequent to 31 December 2006.

Sun Retail acquisition

On 27 November 2006 Origin Energy announced that it had executed a Sale and Purchase Agreement with the Queensland Government to acquire Sun Retail for $1.2 billion. Settlement of the transaction occurred on 1 February 2007 and the acquisition was effective from that date.

Share purchase plan

On 27 February 2007 Origin issued 11.7 million shares, raising $83 million in accordance with a share purchase plan to partly fund the acquisition of Sun Retail.

Origin/AGL merger discussions

On 4 January 2007 Origin announced that it had received an unsolicited approach from AGL in relation to a potential nil premium scrip merger between the two companies, and that Origin would be evaluating the proposal. On 23 February 2007 Origin announced that it had rejected AGL's proposal for a nil premium merger.

Sale of Networks business

On 30 January 2007 Origin announced that it is proceeding with the sale process of its Networks business, which consists primarily of Origin Energy Asset Management (which provides management services to Envestra Limited), a 17.2% interest in Envestra and a 33.3% interest in the SEA Gas Pipeline.

The financial effects of these transactions have not been brought to account in the consolidated interim financial report for the half year ended 31 December 2006 and will be recognised in subsequent financial reports.

DIRECTORS' DECLARATION

Origin Energy Limited and its Controlled Entities

In the opinion of the Directors of Origin Energy Limited:

a) the consolidated interim financial report and accompanying notes are in accordance with the Corporations Act 2001, including:

   i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date; and

   ii) complying with Australian Accounting Standard AASB 134: *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Kevin McCann
Chairman
Sydney, 28 February 2007



Independent auditor's review report to the members of Origin Energy Limited

We have reviewed the accompanying interim financial report of Origin Energy Limited, which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of recognised income and expense and statement of cash flows for the half-year ended on that date, a statement or description of accounting policies and other explanatory notes 1 to 12 and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year period.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year period ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Origin Energy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.


KPMG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Origin Energy Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year period ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

KPMG

Duncan McLennan
Partner

Sydney

28 February 2007


origin
energy
Interim Results Announcement
Half-year ended 31 December 2006
28 February 2007

Outline

- **Performance Highlights**
- **Financial Review**
- **Operating Review**
- **Outlook**

  - All references to $ are references to Australian dollars unless otherwise specifically marked.
  - All comparative data are in relation to the prior corresponding period, 1 July 2005 to 31 December 2005, unless otherwise stated.
  - A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy.
  - Origin consolidates 100% of Contact Energy as required by Australian accounting standards. Minority interests are recognised in reporting of net profit after tax and total equity.
  - Contact Energy's results in NZ$ translated to A$ at an average exchange rate of NZ$1.17 to A$1.00, compared with NZ$1.08 at December 2005


Origin
energy

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation.. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.


Origin
energy


origin
energy

Performance Highlights

Strong half year result...

• Revenue	$2,894 million	down 4%
• EBITDA	$640 million	up 9%
• NPAT	$233 million	up 20%
• EPS - Basic	29.0 cps	up 13%
• Final dividend fully franked	10.0 cps	up 11%
• Gearing[1]	35%	down from 43%
• Free cash flow[2]	$267 million	down 19%
• Free cash flow per share	33.1 cps	down 23%
• OCAT Ratio[3] - Calendar year calculation	11.4%	target 9.4%

... healthy underlying operating performance

(1) Adjusted net debt to (debt + equity). Net debt adjusted for the impact of fair value adjustments (m-t-m of debt).
(2) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.
(3) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

Significant steps in the development of the business

- BassGas Project commenced sales
- Continued ramp-up of production from coal seam gas projects
- Successful appraisal drilling in the Perth Basin
- Awarded contract for development of the Kupe Gas Project
- Higher retail margins and customer account growth, despite increasing churn
- Leadership position in the rapidly emerging green energy and carbon market
- Acquisition of Sun Retail in Queensland
- Integration of Mt Stuart power station through termination of PPA
- Spring Gully power station proceeded to tender
- Announced sale of network business
- Nil premium merger proposal received from AGL
- Safety performance has been below expectation with our primary measure increasing from 4.7 to 6.1 injuries per million hours worked[1]

(1) Number of injuries causing lost time (LTI) for employees and contractors and number of injuries defined as Moderate Medical Injuries (MMTI) for employees per million hours worked increased from 4.7 in December 2005 to 6.1 in December 2006.




origin
energy

Financial Review

Profit & Loss

($ million)	Dec 06	Dec 05	% change
Revenue	2,894	3,008	(4)
EBITDA	640	589	9
EBIT	482	442	9
Net financing costs(1)	88	87	2
Tax expense	108	92	17
Minority Interests	53	69	(24)
NPAT	233	194	20
ROE	6.8%	7.1%	-
EPS - Basic	29.0 cps	25.5 cps	13
Free cash flow per share	33.1 cps	43.2 cps	(23)

- Mark-to-market NPAT benefit in Dec 06 of $19 million on electricity hedge contracts
- Lower ROE largely due to equity placement in Dec 06



(1) Excluding capitalised interest


Origin
energy

EBITDA of $640m was up 9% on strong performance by E&P, Retail and Generation...

Divisions ($ million)	Dec 06	Dec 05	% change
Exploration & Production	136	99	38
Retail	186	142	30
Generation	66	43	52
Networks	14	16	(9)
Contact	238	289	(18)
Total	640	589	9

- Corporate costs of $34 million have been allocated to the Australian business segments

... more than offset reduced contribution from Contact

Depreciation & Amortisation

($ million)	Dec 06	Dec 05
Generation property, plant and equipment	63	64
Other buildings, plant and equipment	62	54
Amortisation in producing areas[1]	32	29
Other	1	1
Total	157	148

- The increase in D&A is due largely to the commencement of production from the BassGas Project and the continuing ramp-up of production from the Spring Gully Project

(1) Amortisation of exploration and evaluation costs in producing areas


Origin
energy

Interest

($ million)	Dec 06	Dec 05
Net financing costs (A-IFRS)	88	87
Less: Unwinding of discount on provisions	(7)	(6)
Mark-to-market on interest rate swaps	8	6
Net interest expense	89	87
Capitalised interest	15	12
Net interest expense + capitalised interest	104	99
Adjusted net interest cover (x EBIT)(1)	4.7	4.2
Weighted average interest rate	7.3%	7.3%

- Origin's weighted average interest rate is a combination of the funding rates from Contact's NZD debt, Origin's NZD debt associated with the acquisition of shares in Contact and Origin's AUD debt associated with its Australian businesses

(1) including capitalised interest and excluding unwinding of discount on provisions and m-t-m on interest rates swaps


Origin
energy

Tax Reconciliation

($ million)	Dec 06	Dec 05
Profit before tax	394	355
Prima facie tax	122	112
Less: Recognition of change in net loss position	(14)	(15)
Tax exempt profit on disposal of Valley Power by Contact Energy	-	(9)
Other differences	(1)	4
Equals: Tax expense	108	92
Effective tax rate	27.4%	25.9%
Tax paid	85	44

- The effective tax rate was lower in December 2005 due to the one-off tax exempt gain from the disposal of Valley Power
- Tax paid increased largely due to an increase in instalments from an increase in both rate and taxable income


Origin
energy

Growth capex was lower as the BassGas Project commenced production and key elements of the Otway Gas Project were completed...

($ million)	Dec 06	Dec 05
Stay-In-Business (SIB)	79	106
Growth		
Exploration & Production	172	224
Retail	16	11
Generation	13	7
Networks	-	-
Contact	23	12
Total capital expenditure	303	359
Acquisitions (net of cash)	16	67
Capex including acquisitions	320	426

... while SIB capex focus was on E&P (mainly Cooper) and Contact Energy (geothermal drilling)


Origin
energy

Favourable movements in EBITDA and SIB capex have been more than offset by higher working capital across Contact and E&P, unfavourable FX impacts and higher tax payments

($ million)	Dec 06	Dec 05
EBITDA	640	589
Change in working capital	(76)	(9)
Stay-in-business capex[1]	(79)	(134)
Other[2]	(31)	19
Tax paid	(85)	(44)
OCAT	368	421
Net interest paid	(102)	(93)
Free cash flow	267	328
Funds Employed	5,765	5,767
OCAT Ratio[3] - Calendar year calculation	11.4%	13.6%

(1) Net of book value of assets sold.
(2) Includes non-cash items.
(3) OCAT Ratio = (OCAT - interest tax shield) / funds employed.


Origin
energy

Cash flow return from the business segments is measured pre-tax and targets 14.2% per annum (7.1% per half year)

	Funds Employed ($m)	Operating Cash Flow ($m)	OCFR Dec 06 (%)	OCFR Dec 05 (%)
E&P	1,766	95	5.4	7.7
Retail	1,437	116	8.1	7.5
Generation	321	47	14.8	7.1
Networks	157	13	8.3	9.9
Contact Energy	3,119	183	5.9	6.4

E&P reflects capital investments and commencement of production from BassGas. Returns are expected to grow significantly in the coming years as upstream projects are completed


Origin
energy

During the half year an additional 62.6 million shares were issued...

- Equity Placement: 56.3 million shares were issued to raise a net $395 million in an equity placement to institutional investors.
- Dividend Reinvestment Plan: 3.4 million shares.
- Exercise of Options: 2.9 million shares.
- Share Purchase Plan (post half year end)
  - In January 2007 the Company initiated a SPP to raise $75 million.
  - Plan was significantly oversubscribed
  - All valid applications limited to no more than 200 shares
  - $83 million raised through issue of 11.7 million shares to around 60,000 shareholders

... leading to an increase of 6% in the weighted average shares on issue to 805.2 million, and total shares on issue at 31 December 2006 of 856.9 million


Origin
energy

Balance Sheet and Gearing

($ million)	Dec 06	Dec 05
Net debt (A-IFRS)	2,090	2,378
Added back fair value adjustment (m-t-m)	332	293
Adjusted net debt	2,422	2,671
Total equity	4,504	3,782
Adjusted net debt to (debt + equity)	35%	43%

- Net debt under A-IFRS includes a mark-to-market adjustment on foreign currency debt
- Net debt as at 31 December 2006 includes the equity placement used to partially finance the Sun Retail acquisition which was settled on 1 February 2007

After settlement of the Sun Retail acquisition and completion of the share purchase plan, Origin's gearing will return to its target range of 40-45%

A fully franked interim dividend of 10 cents per share has been declared (prior period 9 cents fully franked)...


Dividends - cents per share
Franking
100% 100% 40% 100% 100% 100% 100%
25
20
15
10
5
0
4
3
2
5
5
7
6
8
7
9
9
10
FY01 FY02 FY03 FY04 FY05 FY06 FY07
Dec half Jun half

Payment and DRP

- Ex-dividend date 5 March 2007
- Date of record 9 March 2007
- Payable 30 March 2007
- DRP to apply at no discount

Franking

- Origin will pre-pay sufficient tax to ensure that the dividend is fully franked
- Origin's target remains to pay dividends of around 40% of EPS

... and continues Origin's record of increasing dividend payments to shareholders


Origin
energy


origin
energy

Operating Review



Exploration & Production: EBITDA of $136.4m up 38% as BassGas commenced sales and continued growth of CSG production…



Total Sales Revenue, Capex & EBITDA ($m)
300
250
200
150
100
50
0
Dec-06
Dec-05
Revenue
EBITDA
Capex *

- Total production up 11% to 43.8 PJe, sales volume up 13% to 47.6 PJe
- BassGas sales commenced and sales from CSG assets increased more than offsetting the natural decline in onshore Otway Basin and Cooper Basin
- Sales revenue up 15% on higher volumes and liquids prices
- BassGas Project commenced sales
- Successful appraisal drilling in the Perth Basin oil fields
- Awarded contract for development of the Kupe Gas Project
- Significant acreage positions and seismic surveys acquired

… while exploration write-offs decreased from $24.1m to $6.8m due to lower risk appraisal/development program

* Does not include acquisitions

The rate of decline in Perth Basin oil production has been slowed while BassGas condensate and LPG has added to liquids production



Liquids sales by half year (boe, thousands)
Barrels of oil equivalent ('000)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-Jun-00
Jul-Dec 00
Jan-Jun-01
Jul-Dec 01
Jan-Jun 02
Jul-Dec 02
Jan-Jun 03
Jul-Dec 03
Jan-Jun 04
Jul-Dec 04
Jan-Jun 05
Jul-Dec 05
Jan-Jun 06
Jul-Dec 06
LPG
Condensate
Oil

- Successful appraisal drilling in Perth Basin has lifted daily production rates from around 2,200 bopd in October 2006 to over 3,500 bopd in December 2006
- Further success in February with Eremia 8 establishing new high point for drainage
- Cooper oil program delivering appropriate returns and modest additions to production profile
- Initial contribution from BassGas condensate and LPG
- Higher oil prices received this half year reflect ongoing incremental hedging at higher prices

Average Price Received (A$/bbl) (inclusive of hedging)	
Half Year ended 31 Dec 06	$73.58
Half Year ended 31 Dec 05	$59.39
Before tax earnings sensitivity: +/-1 USD oil price ~ +/- AUD $0.7 m	



CSG performance continues to exceed expectations with production rates now in excess of 45 TJ/d

- $114m Phase 4 Spring Gully project forecast to be delivered on time and within budget giving capacity to process 85TJ/d
- On target to achieve forecast growth of more than 250PJ in CSG reserves by year end at a cost of less than $0.10/GJ
- Planning well advanced on Phase 5 development to expand project to 150TJ/d to meet forecast market growth
- Further growth opportunities are presented by Origin's retail demand post 2009



Spring Gully Project
Gas and Water Production
Gas Production (Mscfd)
Water Production (BWPD)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Gas Production
Water Production

Spring Gully Phase 4 development on track for August 2007 commissioning

Origin energy

BassGas on line and production has been booked since Sept 06 once consistent production levels were achieved

BassGas Project (42.5%)

- Project construction complete in June 2006 with initial booking of sales revenues in September 2006
- Maximum design capacity of 67 TJ/d achieved in October. Some constraints at the onshore plant have limited continuous production to around 55 TJ/d
- Initial production of 4.3 PJe for the half year
- Shut down currently in progress to increase production to design rates
- Dispute with lead contractor Clough Engineering Ltd over construction delays and defects ongoing



BassGas Production Profile
- seven day running average
Daily production in terajoules equivalent
120
100
80
60
40
20
0
Steady production level of 55 TJ/d sales gas
Plant design capacity of 67 TJ/d sales gas
1 Sept 06
1/06/2006
1/08/2006
1/10/2006
1/12/2006
31/01/2007
Sales Gas
Condensate
LPG

Operations now focussed on optimising plant performance and process improvement

Otway Gas Project is expected to commence commissioning in the June quarter...



Otway Gas Project (30.75%)

- Project nearing completion with offshore platform and all pipelines (offshore & onshore) completed - construction of the onshore gas plant remains the main focus
- Gas introduced to the offshore platform February 2007
- Development drilling undertaken and substantial reserves in the Thylacine field confirmed
- Origin net annual production is initially expected to be around 18 PJ of sales gas, 240,000 barrels of condensate and 29 kilotonnes of LPG

...adding over 18 PJ/a to Origin's gas production profile and 29 PJ/a to Origin's gas contract position


Origin
energy

In New Zealand the contract for development of the Kupe Gas Project has been awarded...



LEGEND
Origin permit
Gas pipeline
Potential gas pipeline
Gas field
Oil field
Auckland
PEP 38618
PEP 38619
PEP 38485
PEP 38729
Northland Basin
Tasman Sea
Taranaki Basin
New Plymouth
New Zealand
0
40
Km
KUPE
PML 38146

Kupe Gas Project (50%)

- Contract of the overall development of the project awarded in September 2006
- Fabrication of platform jacket in Thailand nearing completion
- Manufacturing of topsides commenced
- Ensco 107 rig to arrive September quarter 2007
- Project remains on schedule with first gas expected by first half 2009

Northland Basin Permits (50%)

- New seismic data have been, or are being, acquired in the Taranaki and Northland basins
- Drilling program likely to include exploration satellite near Kupe, and possible greenfields targets in other areas

... and new seismic is being recorded in the Taranaki and Northland basins...

Origin energy


Tasman Sea
New Zealand
Christchurch
Dunedin
PEP 38262
PEP 38264
Canterbury Basin
Pacific Ocean
LEGEND
Origin permit

... while additional permits have been acquired in the Canterbury Basin off the South Island of New Zealand...

... in the Bass Basin near the Yolla, Trefoil and White Ibis discoveries...


Victoria
Melbourne
Geelong
Lang Lang
BassGas Pipeline
Bass Strait
Bass
T/18P
T/RL1
Trefoil
White Ibis
Yolla
T06-4
T/L1
Basin
Tasmania
LEGEND
Origin permit
Production facility
Gas pipeline
Gas pipeline
Gas field


Kenya
Lamu
Kipini
Indian
Ocean
Malindi
Lamu
L-8
Basin
L-9
Kilifi
Mombasa
Ukunda
Msambweni
LEGEND
Origin permit

... and seismic acquisition has been completed in the Lamu Basin in Kenya


Origin energy

Retail: EBITDA $185.6m up 30% on higher aggregate revenues, customer numbers and margins...



Total Sales Revenue ($m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
EBITDA & Capex ($m)
350
300
250
200
150
100
50
0
Dec-06
Dec-05
Revenue
EBITDA
Capex*

- Revenues higher on increased sales volume for electricity and natural gas together with higher LPG selling price
- Market churn increased again, but Origin continues to grow customer numbers: 5,000 higher than Jun 06 and 37,000 higher than Dec 05
- Favourable mark-to-market impact from derivatives which added $27.5 million before tax relative to the prior period
- Acquisition of Sun Retail business in Queensland
- EBIT/Sales measure increased both pre and post mark-to-market adjustments
- Leadership in green energy and carbon markets, strong positive brand position

... while favourable mark-to-market adjustments have added $27.5m



Origin
energy

* Does not include acquisitions

Origin is selectively winning customers and is continuing to increase margins...

<table>
<tr><th>Product information and % change from Dec 05</th><th>Natural Gas</th><th>Electricity</th><th>LPG</th></tr>
<tr><td>Product Revenue (A$m)*</td><td>450 (+2%)</td><td>879 (+4%)</td><td>302 (+9%)</td></tr>
<tr><td>Gross profit (A$m)</td><td>75 (-13%)</td><td>166 (+19%)</td><td>77 (+6%)</td></tr>
<tr><td>EBITDA (A$m)</td><td colspan="2">157 (+34%)</td><td>29 (+14%)</td></tr>
<tr><td>EBIT (A$m)</td><td colspan="2">144 (+37%)</td><td>17 (+17%)</td></tr>
<tr><td>Sales (PJ)</td><td>60 (+3%)</td><td>-</td><td>-</td></tr>
<tr><td>Sales (TWh)</td><td>-</td><td>8.3 (+7%)</td><td>-</td></tr>
<tr><td>LPG (Ktonnes)</td><td>-</td><td>-</td><td>260 (-3%)</td></tr>
<tr><td>Total sales (PJe)</td><td>60 (+3%)</td><td>30 (+7%)</td><td>13 (-3%)</td></tr>
<tr><td>Customers ('000) - (Change from 30 June 2006)</td><td>857 (-23k)</td><td>983 (+28k)</td><td>300 (-)</td></tr>
</table>

** Natural gas sales volumes now exclude trading sales, which predominantly comprise the on-sale of Origin Energy's own production. Consequently sales volumes for the six months ended 31 December 2005 have been revised from 62.1 PJ to 57.7 PJ and revenue disclosed in this table last year from natural gas sales has been revised from $460 to $443 million. This does not impact total sales revenue for the Retail segment. Gross Profit for natural gas is not impacted as these trading sales are passed through with minimal margin.*

... with electricity and LPG growth offsetting decline in natural gas customers and hence gross profit

Churn rates have again increased. Origin acquired ~200k new gas and electricity accounts for a gain of 5k over 6 months...

Mass Market Churn: Completed & Pending*



% Churn: Monthly data annualised
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06

December 2006 Origin Energy Customer Numbers

('000)	Natural Gas	Electricity	Total
Jun-06	880	955	1,840
Change	-23	+28	+5
Dec-06	857	983	1,840
Change	(5%)	8%	1.5%



- Gas, electricity and LPG accounts increased 37,000 since Dec 06 and 5,000 since Jun 06
- 747,000 dual fuel accounts, up 17% on last half year
- 200,000 accounts in SA and NSW electricity and growing
- Over 120,000 Green customers

... and Origin immediately expenses all costs associated with individual customer acquisition activities



Origin
energy

* Source: Various websites including Vencorp, Nemmco, Gasmarketco & Company Information

Maintaining and increasing both customer numbers and customer margins supports growth in long term value

Gas and Electricity	Dec 06 Pre MtM	Dec 05 Pre MtM	Jun 06 (Full year)
Customer Numbers ('000)	1,840	1,813	1,835
EBITDA / Sales - %	9.8%	9.1%	8.7%
EBIT / Sales %	8.8%	8.2%	7.8%
$ Per Customer:			
Gross Margin / Customer	131	124	238
Opex / Customer (inc Corporate Costs)	60	59	118
EBITDA / Customer	71	65	120

Note: Corporate costs in Dec 06 of $21m and $42m for the full year to gas and electricity related Retail activities
Dec 06 EBIT/Sales including MtM is 10.8% and EBITDA/Customer of $85

- Gross margin and EBITDA per customer both improved on prior period despite increased churn adding to acquisition cost and cost of customer loss
- Customer numbers also increased requiring additional acquisition cost in the period while supporting the recovery of fixed cost components
- Opex drivers include customer churn, net customer additions, cost to maintain and corporate cost allocation

Origin's cost reduction initiatives are focussed on Sun Retail transition and customer management integration key drivers

Sun Retail transition is progressing well and provides an option to accelerate IT retail systems strategy

- Integration of the Sun Retail business required by April 2008 is possible on our existing retail platforms.
- Existing billing systems have been positioned to be sustainable until at least 2010
  - single mass market billing systems by product and
  - large customer multi product system
- Focus of last 2 years has been implementing an umbrella Customer Relationship Management capability for existing legacy mass market billing systems, including:
  - improvements to data management processes;
  - improved sales capability;
  - improved retention capability; and
  - streamlined IT architecture

Opportunity now exists to make step improvements to our retail system capability leading with Sun Retail with key decisions targeted prior to year end


Origin
energy

Origin has clearly established its leadership position in green energy sales and carbon responsibility...



Green Power Customers in Australia
Market
Origin
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06

Other, 1%
Integral, 2%
TRU, 6%
Country Energy, 6%
Origin Energy, 26%
Energy Australia, 21%
Sun Retail*, 9%
Powerdirect*, 4%
Ergon, 11%
AGL, 13%

* Approximate

- Total GreenPower customers across Australia totalled nearly 350,000 at 30 September
- Origin's Green Energy customers have grown from 74k at Dec 05 to 121k at Dec 06

- Origin has 26% share (+Sun Retail = ~35%)
- Introduced Green Gas product: ~20k
- Introduced Carbon Offsets e-sales
- No. 1 rated by green NGOs
- AFL Green launch
- Channel 7 Sunrise "Cool The Globe" challenge

... resulting in continuing and credible retail market more differentiation and emerging brand strength



Origin
energy

* Source : GreenPower Qtrly Report : Q3 Sep 06 (Market Share adjusted Energex : 2/3 Origin, 1/3 AGL)


Forward contract prices have risen significantly which has provided a $27.5 million mark-to-market benefit...
Victorian Spot and Forward Contract Electricity Prices
$/MWh
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
FY 06/07
FY 07/08
FY 08/09
FY 09/10
Forward Curve Dec 06
Forward Curve Jun 06
Forward Curve Jun 05
Monthly Average Spot Price
FPC end Dec 06
FPC end Jun 06
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
2002 Historical Forward Price
2001 Historical Forward Price
Rolling 365 day Average Spot Price
... and if sustained the increase in forward prices will create the right signal for investing in power generation
Origin energy


Origin has managed its gas contracting to leverage additional upstream development...
ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
... and now has significant flexibility in gas supply arrangements
Origin energy

Contribution from acquisitions and active margin management has provided EBITDA growth despite an 8% increase in global LPG Prices


The race for clean energy is in the bag
origin

- Average purchasing cost rose again in line with international prices - +A$51/tonne
- Sales in all segments remain strong against competitive forces (eg Natural Gas in Tasmania), reduced volume reflects lower wholesale sales to other gas companies
- Integration of key distributors (eg Speed-e-Gas in NSW, Vantage & Happy Gas in QLD)
- The leisure (Quick Swap) segment has grown strongly, with over 300 sites active nationally
- Innovative, first-to-market Green LPG offering introduced with positive uptake
- Strict margin and cost focus has enabled growth in both gross margin and EBITDA

Integration of Sun Retail LPG adding 31 kt and 55,000 customers is progressing well

origin energy

Generation: EBITDA of $65.6m, up 52% from $43.1m



Total Sales Revenue & EBITDA ($m)
120
100
80
60
40
20
0
Dec-06
Dec-05
Capex ($m)
32
28
24
20
16
12
8
4
0
Revenue
EBITDA
Capex*

- $19.6 million received as payment for the termination of the power purchase agreement with Enertrade
- Second unit of the Ladbroke Grove plant converted to run on gas from the SESA pipeline
- Evaluation of three sites to construct high-efficiency gas-fired power stations - Spring Gully, Darling Downs and Mortlake
- Application for up to an additional 120 MW of peaking capacity at the Quarantine power station
- SLIVER development continued

* Does not include acquisitions



Origin
energy

Mt Stuart power purchase arrangements with Enertrade have now concluded and significantly boosted the first half results...



- Under the Mt Stuart power purchase arrangement with Enertrade, Origin earned returns when the plant ran subject to a minimum annual payment
- On the termination of the contract on 31 December 2006 a termination payment was made of $19.6 million to compensate for lack of earnings over the remaining contract period
- Origin now has full flexibility to integrate the Mt Stuart power station into its electricity portfolio in support of the Sun Retail business

... and we will now have greater flexibility to integrate the Mt Stuart power station into our portfolio

Origin energy

There was high planned availability across all plants...

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	95%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	98%	BP
Osborne	50	180	Cogen	Base	92%	NRG Flinders & Penrice
Mt Stuart	100	288	OCGT	Peak	93%	Enertrade
Quarantine	100	96	OCGT	Peak	99%	Origin Retail
Ladbroke	100	80	OCGT	Base/ Peak	75%	Origin Retail
Roma	100	74	OCGT	Peak	81%	Origin Retail

... with Worsley maintenance and the refit of the second Ladbroke Grove turbine to new gas supply from the SESA pipeline reducing running hours much as expected

Origin energy

Planning and permitting for the option to develop gas fired power stations are progressing at Mortlake, Spring Gully and Darling Downs...

Power Plant Developments

- Three power projects being evaluated:
  - Mortlake in Victoria
  - Spring Gully in Queensland
  - Darling Downs in Queensland
- EES for Mortlake received general endorsement from the Victorian government in July 2006.
- EIS statement for Spring Gully was approved in September 2006. .Construction tenders received.
- In November 2006 Origin acquired Sun Retail business which included a permitted site for the construction of a gas-fired turbine at Darling Downs. We are accelerating development of this alternative.

Solar

- SLIVER modules continue to be scaled up
- Reliability testing of 75W module was successfully achieved and early stage commercial production commenced
- Origin is continuing to seek an international partner for this project

Geothermal

- 14% investment in Geodynamics which is continuing to prove its "Hot Rock" concepts and technology
- Habanero 3 to complete testing of the development concept planned for mid 2007

... while progress on SLIVER commercialisation and other renewable options continues


Origin
energy

Networks: EBITDA of $14.4m down from $15.8m last half year and reflects higher operating costs and lower interest distribution from Envestra



Total Sales Revenue & EBITDA ($m)
100
90
80
70
60
50
40
30
20
10
0
Dec-06
Dec-05
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Capex ($m)
Revenue
EBITDA
Capex*

- Sales revenue in line with prior period
- EBITDA was lower due to higher South Australian property operating costs and lower interest distribution from Envestra (although total distribution was constant with capital component higher)
- Distribution reinvested in stock through the Distribution Reinvestment Plan
- After the review of ownership of the Networks business, Origin Energy has decided to proceed with the sale process

* Does not include acquisitions



Origin
energy

Contact: EBITDA of $237.5m down 18% on non-recurrence of Valley Power sale, lower wholesale electricity prices and foreign currency translation variance...



Total Sales Revenue ($m)
1,200
1,000
800
600
400
200
0
Dec-06
Dec-05
350
300
250
200
150
100
50
0
EBITDA & Capex ($m)
Revenue
EBITDA
Capex*

- Non-recurrence of a $31 million before tax benefit from the sale of Valley Power
- Foreign currency translation variance of A$20 million due to weakening NZ$
- Operating factors that contributed to the half year results:
  - High rainfall and inflows, leading to higher levels of hydro generation, lower level of thermal generation and lower electricity prices
  - Lower wholesale prices for generation
  - Higher prices for natural gas

... resulting in a $31m contribution to NPAT after deducting funding and recognising minority interests



origin
energy

* Does not include acquisitions

Contact has announced a range of renewable energy projects focused on geothermal and wind resources...

- Geothermal plans:
  - Planning two new stations, up to 260 MW of new capacity
  - NZ$1 billion investment programme subject to economic viability and discussion with Government
- Wind generation options:
  - MOU with the wind development arm of Investec signed in October 2006
  - Four sites, up to 700 MW
  - All sites have been monitored and indicate high quality wind source
  - Any two sites would require investment of up to NZ$1 billion

... which could add up to 1000 MW and may require investment of up to NZ$2 billion


Origin
energy

Late in the Dec half Origin was approached by AGL to consider the notion of a nil premium merger of equals

- The Board of Origin has carefully considered this proposal and its impact on the value of shareholders' investment in Origin
- Important considerations in this regard include:
  - An assessment of the relative value of AGL and Origin;
  - The benefits arising from the merger after consideration of:
    - The transaction risks, including ACCC considerations;
    - Value leakage;
  - The quality of earnings and growth opportunities of each company; and
  - The strategic direction of the two businesses

After due consideration the Board has decided to reject this proposal


Origin
energy

origin energy

Outlook

At the full year results Origin advised there was uncertainty surrounding several key contributors to profit...

- Timing of the commencement of production from the BassGas Project:
  - production commenced in September
- Timing of the Otway Gas Project:
  - project is not likely to contribute significantly to this financial year
- The rate of decline of the Perth Basin oil fields:
  - successful appraisal drilling has halted production decline
- Weather and gas cost impacts on Contact Energy;
  - underlying business is performing well, decline in contribution reflects one-off Valley Power sale in prior year and foreign currency translation effects

... but has nonetheless delivered a strong first half result


Origin
energy

Consistent with prior years, the natural seasonality in earnings of both the Retail business and Contact Energy will see lower June half earnings

- This trend may be exacerbated by:
  - Mark-to-market movements
  - Higher exploration expenses
  - Acquisition expenses for Sun Retail

Notwithstanding these factors the strong underlying performance of the Company will result in an increase in year on year earnings for financial year 2007


Origin
energy

During the half the company has also undertaken a number of initiatives to strengthen its strategic position...

- Integration of Mt Stuart power station;
- Acquisition of Sun Retail;
- Sale of our Networks business;
- Acquisition of new exploration acreage; and
- Commitment to additional CSG development and reserves additions

2007 is a year of transition as the capital expenditure program on CSG, BassGas and the offshore Otway is essentially completed

A full year contribution from these projects together with Sun Retail will significantly lift earnings in 2008


Origin
energy

Looking further ahead the Company has a number of substantial development projects committed and under development…

- The Kupe Project in New Zealand is progressing well;
- Continued expansion of coal seam gas operations;
- Acceleration of development efforts on the Darling Downs power station in Queensland;
- Steady progress on options to develop power stations at Spring Gully and Mortlake;
- Expansion of the Quarantine power station in South Australia; and
- Increase in development opportunities in renewable energy for Contact Energy in New Zealand.

… and is well positioned as a fuel-integrated generator/retailer to benefit from continuing growth opportunities in the energy industry


Origin
energy

In summary…

- 2007 year of transition
- 2008 significant lift in earnings
- Further developments to strengthen strategic positioning
- Well positioned for further rationalisation and structural changes


Origin
energy

origin
energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


Origin
energy



082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 March 2007
From	Bill Hundy	Pages	75
Subject	**PRESENTATION**		

Attached for your information is a presentation to be made by Mr Grant King, Managing Director to the Australia and New Zealand 4th Annual Investment Conference in London.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


origin
energy
Australia's leading fuel integrated generator retailer
Australia and New Zealand 4th Annual Investment Conference
London
March 2007

Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in the financial year ended 30 June 2005 and 12 month contribution in the financial year ended 30 June 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.


Origin
energy

Outline

- Industry background and Origin's strategy
- Strategy Implementation
- Operating Review
- Financial Review
- Outlook

- Appendix 1 - Five Year Financial Summary


Origin
energy


Origin
energy
Industry background and
Origin's strategy

End-use sales of electricity, gas, and related products and services in Australia and NZ are over A$40 billion per annum and are growing steadily with energy usage

A GROWING MARKET

- Growth in domestic demand for natural gas, LPG and electricity has averaged around 4% per annum in Australia since the 1980s even through times of recession, with similar growth rates in NZ
- Growth in demand for energy is forecast to continue with ABARE predicting compound growth of 3.3% for natural gas and 2.4% for electricity through to 2020

Australian End Use Energy Sales and Growth in GDP

Energy Sales (PJe)
GDP (%)
Financial Year Ending June 30
Electricity, Natural Gas, LPG, GDP (YOY % Change)

Source: ABARE, ABS

A GROWING COMPANY

- Revenues up 21% in 2006 to $5.9 billion, EBITDA up 18% to $1,087 million, profit after tax up 10% to $332 million
- Origin share of retail customers in eastern Australia has grown from less than 4% in 1998 to over 23%

Origin and Contact combined hold over 15% of these domestic energy markets, with substantial room for growth

Origin energy

Origin's financial objectives and business strategy have been established to respond to changes in the energy industry...

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned as a fuel integrated generator retailer in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

... and while these objectives and strategies are continually reviewed, they are still relevant today


Origin
energy

These strategies have resulted in significant growth increasing value for shareholders



FCFPS
EPS
DPS
cents per share (A$)
'00
'01
'02
'03
'04
'05
'06



Origin Energy Share Price Performance vs ASX100
(1 March 2000 to 28 February 2007)
Origin Energy
ASX100

- Free cash flow per share[1] has grown at a CAGR 25% since listing
- EPS has increased from 13 cents per share in 2000 to 42 cents per share in 2006
- Since 2001 Origin has steadily increased its dividends paying 18 cents per share fully franked in 2006
- Since listing Origin has delivered a total shareholder return (TSR) of 37.5%[2] per annum on a compound basis, and has significantly outperformed the ASX100 index

(1) Free cash flow after stay-in-business capital, interest and tax
(2) Since listing to 12 January 2007

Origin energy


origin
energy
Strategy implementation

Origin has positioned itself as a fuel integrated generator retailer in the competitive (rather than regulated) segments of the Australian energy industry…


Find
Develop
Produce
Buy
Sell

… and by implementing this strategy effectively can better manage risk and enhance the range of growth opportunities


Find
Develop
Produce
Buy
Sell
Origin is focussed on exploration for gas reserves close to domestic markets. Exploration in these areas provides new opportunities for Origin to supply retail and wholesale markets.
By recognising market based opportunities ahead of competition Origin has established an early mover advantage in coal seam gas in Queensland and the Bass and Otway basins in southern Australia - and now holds the largest area of exploration acreage in New Zealand
Bonaparte Basin
Darwin
Northern Territory
Queensland
Western Australia
Cooper/ Eromanga Basins
Surat/ Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Adelaide
Sydney
Victoria
Melbourne
Otway/Bass Basins
Hobart
Auckland
Taranaki/Northland Basins
New Zealand
Wellington
Canterbury Basin
Origin energy

Approximately 90% of Origin's reserves are natural gas, with production growing quickly as new projects come on line...

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe	Total Mmboe
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220	381
Additions and revisions	277	207	304	840	294	50
Production	(64)	(53)	(495)	(1,556)	(78)	(13)
2P at 30 June 2006	2,199	1,821	20,075	6,276	2,436	418
% of reserves	90	4	4	2	100	100

Total Otway and Bass liquids amount to 100PJe or over 17 million barrels of oil equivalent

By Basin / Asset	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe	Total Mmboe
Cooper / Eromanga	184	305	2,529	2,528	227	39
Perth Basin	17	0	29	3,292	37	6
Surat / Denison	88	57	436	107	94	16
Otway Basin	272	515	3,777	-	317	54
Bass Basin	137	413	5,952	349	193	33
Bowen Basin CSG	1,236	-	-	-	1,236	212
Surat Basin CSG	138	-	-	-	138	24
Kupe (New Zealand)	127	531	7,352	-	194	33

... and while CSG delivers dry gas the BassGas, Otway Gas and Kupe Gas projects are liquids rich and will replace declining Perth Basin oil production

Origin energy


Find
Develop
Produce
Buy
Sell

The growth of the company tomorrow is taking form today through the identification, planning, approval and construction of major development projects. Highly capital intensive and taking five or more years to develop, these projects will help drive Origin Energy's continued growth.

Development projects

Origin Energy

- Spring Gully CSG stages 1 & 2
- BassGas Project
- SLIVER solar cell technology
- Otway Gas Project
- Spring Gully CSG stages 3 &4
- Walloons CSG (Argyle field)
- Kupe Gas Project
- Darling Downs Power Station
- Spring Gully Power Station
- Mortlake Power Station
- Quarantine Power Station expansion
- Walloons CSG (other)

Contact Energy

- Geothermal projects (1)
- Otahuhu C Power Station Project
- Geothermal projects (2)
- Wind farm projects

Planning
Permitted
Under Construction
Operational

These projects represent up to $5 billion of investment for Origin, and potentially a further $2 billion for Contact

Origin Energy Projects	Scale	Indicative gross cost (and Origin equity%)	Status
Spring Gully CSG stages 1 & 2	45 TJ/d capacity	$0.2 billion (100%)	In production
BassGas Project	20 PJ/a plus liquids	$0.75 billion (42.5%)	In production
Sliver Solar Cell Technology	75 watt cell produced	TBA	Demonstration plant
Otway Gas Project	60 PJ/a plus liquids	$1.1 billion (30.75%)	Nearing completion
Spring Gully CSG stages 3&4	Expand to 85 TJ/d	$0.1 billion (100%)	Under construction
Walloons CSG (Argyle field)	7 PJ/a plus	$0.1 billion (40%)	Under construction
Kupe Gas Project	20 PJ/a plus liquids	NZ$ 1.0 billion (50%)	Under construction
Darling Downs Power Station	500 MW	$0.6 billion (100%)	Permitted - tenders sought
Spring Gully Power Station	Up to 1000 MW	$1.2 billion (100%)	Permitted - tenders received
Mortlake Power Station	Up to 1000 MW	$1.2 billion (100%)	Permitted
Quarantine Power Station exp'n.	120 MW	$0.1 billion (100%)	Planning
Walloons CSG (other)	~100 TJ/d	$0.4 billion (100%)	Planning
Contact Energy			
Geothermal projects (1)	Various	Ongoing	In production
Otahuhu C Power Station Project	400 MW	NZ$ 0.4 billion	Permitted
Geothermal projects (2)	Up to 260 MW	NZ$ 1.0 billion	Planning
Wind farm projects	UP to 700 MW	NZ$ 1.0 billion	Planning


Origin
energy



This portfolio of opportunities provides projects which will continue to drive medium term growth with capex funded from the company's strong cash flow and balance sheet
Origin Energy potential capital expenditure profile on growth projects
Capital expenditure (A$,million)
800
700
600
500
400
300
200
100
0
FY 05 free cash flow A$448 million
FY 06 free cash flow A$583 million
2005 (A)
2006 (A)
2007 (E)
2008 (E)
2009 (E)
Darling Downs (1)
Kupe
Perth Basin
Otway
BassGas
CSG
E&P General
Generation
Contact (2)
Retail
(1) Indicative cost: Tenders have been sought for construction of the Darling Downs power project. A final investment decision has not yet been made.
(2) Only historical growth expenditure shown for Contact Energy
Origin energy
Page 14


Find
Develop
Produce
Buy
Sell

Origin Energy and Contact Energy are major producers of energy in their respective markets. Origin Energy generated 1.6 terawatt-hours of electricity in 2005/06 and produced 78 petajoules equivalent of natural gas, condensate, LPG and crude oil. In New Zealand Contact Energy has more than a quarter of that country's installed electricity generation capacity, and in 2005/06 produced 10 terawatt-hours of electricity.

Gas and oil producing assets	Region
Origin Energy	
Cooper Basin	SA/Qld
Denison Trough	Qld
Surat and Bowen Basins	Qld
Peat (CSG)	Qld
Fairview (CSG)	Qld
Spring Gully (CSG)	Qld
Otway Basin	SA/Vic
Bass Basin	Vic/Tas
Perth Basin	WA

Power stations	Region
Origin Energy	
Osborne	SA
Worsley	WA
Bulwer Island	Qld
Mt Stuart	Qld
Quarantine	SA
Ladbroke Grove	SA
Roma	Qld
Contact Energy	
Otahuhu A	NZ
Otahuhu B	NZ
Taranaki	NZ
New Plymouth	NZ
Te Rapa	NZ
Poihipi Road	NZ
Wairakei	NZ
Clyde Hydro	NZ
Roxburg Hydro	NZ
Oakey	Qld

Origin energy



Map key
Conventional oil & gas permits
Coal seam gas permits
LPG seaboard terminal
Origin power plant
Contact power plant
Rockgas LPG depot
Contact hydro power plant
Gas processing plant - proposed
Bonaparte Basin
Darwin
Cairns
Mount Stuart
Townsville
Gladstone
Surat-Bowen Basin
Roma
Cooper-Eromanga Basin
BP Bulwer Island
Brisbane
Perth Basin
Perth
Worsley
Quarantine
Sydney
Adelaide
Canberra
Osborne
SEA Gas Pipeline
Ladbroke Grove
Melbourne
BassGas Pipeline
Otway Basin
Bass Basin
Devonport
Hobart
Tasman Sea
Otahuhu A, B
Auckland
Te Rapa
Ohaaki
New Plymouth
Wairakei
Taranaki
Poihipi Road
Kupe
Christchurch
Clyde
Roxburgh

Producing assets, generation plants and major LPG terminals supply key energy markets in Australia and New Zealand


Find
Develop
Produce
Buy
Sell
In Australia, we buy electricity from the National Electricity Market (NEM). Prices are set on a half hourly basis through balancing market supply and demand. We have a large portfolio of hedge contracts which help protect the company and our customers from the volatility of the spot market. We also buy gas from producers other than Origin Energy to help meet the needs of our gas customers. In New Zealand a similar market operates, where Contact Energy is the country's largest gas buyer to meet the needs of its customers and gas-fired power stations.
Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
2007
2008
2009
2010
2011
2012
2013
2014
2015
Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Generation
Origin Retail Load
Origin energy

Historically electricity purchased from the NEM has been priced below replacement cost and therefore Origin has been purchasing most of its electricity requirements...

Victorian Spot and Forward Contract Electricity Prices

$/MWh

$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0

Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
FY 06/07
FY 07/08
FY 08/09
FY 09/10

Historical forward curves
Forward curve Dec 06
Forward Curve Jun 06
Forward Curve Jun 05

Monthly Average Spot Price
FPC end Dec 06
FPC end Jun 06
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
2002 Historical Forward Price
2001 Historical Forward Price

... although recent price rises may provide the opportunity to crystalise power development opportunities for Origin

Origin energy



Origin has a substantial portfolio of both equity and contracted natural gas available to it...
Significant gas contracts from the South Australian and Queensland Cooper Basin
Purchase of all gas produced from the SA onshore Otway Basin (including Origin share)
Contracts to purchase 48.5% of natural gas from the Otway Gas project (including Origin share)
Gas storage and LNG arrangements
Upstream sales to QAL, Incitec Pivot, Energex AGL, BP, Origin and gas purchase agreements from various parties
First major gas swap agreement in eastern Australia to allow Queensland CSG to flow to AGL in Sydney
Contracts to purchase gas from Gippsland Basin producers
Contracts to purchases all natural gas production from the BassGas project (including Origin share)
Legend
Moombe Gas Hub
Ballera
Roma
Brisbane
Sydney
Adelaide
Melbourne
... thereby creating a very flexible and competitive position in wholesale and retail markets
Origin energy
Page 19


Find
Develop
Produce
Buy
Sell

Ergon , 6%
Country , 7%
Integral , 7%
EnergyAustralia, 16%
Red, VEPL, Jack, 2%
TRU, 10%
AGL, 30%
Origin, 23%

With the recent acquisition of the Sun Retail business in the State of Queensland Origin Energy now sells electricity, natural gas and LPG to more than 3.6 million customers in Australia, New Zealand and the Pacific. The company has a 23% share of the gas and electricity market in eastern Australia, while in New Zealand, Contact Energy has around 590,000 gas and electricity customers.

	Origin Energy			Contact Energy		Total*
	Natural Gas	Electricity	LPG	Natural Gas	Electricity	All Products
Sales (PJ)	127	-	-	21	-	148
Sales (TWh)	-	33	-	-	7	40
LPG (Ktonnes)	-	-	553	-	-	553
Total sales (PJe)	127	118	27	21	26	319
Customers ('000)	857	1,816	355	76	511	3615

* Retail energy sales for Origin Energy and Contact Energy for FY 2006 with annualised Sun Retail figures added. Customer numbers at 31 Dec 2006, including estimated Sun Retail numbers on completion (1 February 2007)

Origin energy


Find
Develop
Produce
Buy
Sell

Effective implementation of this strategy over many years has secured Origin's position as the leading fuel-integrated generator/retailer in Australian and New Zealand domestic energy markets.


origin
energy
Operating Review
Six months ended 31 December 2006

Significant steps in the development of the business

- BassGas Project commenced sales
- Continued ramp-up of production from coal seam gas projects
- Successful appraisal drilling in the Perth Basin
- Awarded contract for development of the Kupe Gas Project
- Higher retail margins and customer account growth, despite increasing churn
- Leadership position in the rapidly emerging green energy and carbon market
- Acquisition of Sun Retail in Queensland
- Integration of Mt Stuart power station through termination of PPA
- Spring Gully power station proceeded to tender
- Announced sale of network business
- Nil premium merger proposal received from AGL
- Safety performance has been below expectation with our primary measure increasing from 4.7 to 6.1 injuries per million hours worked[1]

(1) Number of injuries causing lost time (LTI) for employees and contractors and number of injuries defined as Moderate Medical Injuries (MMTI) for employees per million hours worked increased from 4.7 in December 2005 to 6.1 in December 2006.


Origin
energy

Exploration & Production: EBITDA of $136.4m up 38% as BassGas commenced sales and continued growth of CSG production...



Total Sales Revenue, Capex & EBITDA ($m)
300
250
200
150
100
50
0
Dec-06
Dec-05
Revenue
EBITDA
Capex *

- Total production up 11% to 43.8 PJe, sales volume up 13% to 47.6 PJe
- BassGas sales commenced and sales from CSG assets increased more than offsetting the natural decline in onshore Otway Basin and Cooper Basin
- Sales revenue up 15% on higher volumes and liquids prices
- BassGas Project commenced sales
- Successful appraisal drilling in the Perth Basin oil fields
- Awarded contract for development of the Kupe Gas Project
- Significant acreage positions and seismic surveys acquired

... while exploration write-offs decreased from $24.1m to $6.8m due to lower risk appraisal/development program

* Does not include acquisitions

The rate of decline in Perth Basin oil production has been slowed while BassGas condensate and LPG has added to liquids production



Liquids sales by half year (boe, thousands)
Barrels of oil equivalent ('000)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-Jun-00
Jul-Dec 00
Jan-Jun-01
Jul-Dec 01
Jan-Jun 02
Jul-Dec 02
Jan-Jun 03
Jul-Dec 03
Jan-Jun 04
Jul-Dec 04
Jan-Jun 05
Jul-Dec 05
Jan-Jun 06
Jul-Dec 06
LPG
Condensate
Oil

- Successful appraisal drilling in Perth Basin has lifted daily production rates from around 2,200 bopd in October 2006 to over 3,500 bopd in December 2006
- Further success in February with Eremia 8 establishing new high point for drainage
- Cooper oil program delivering appropriate returns and modest additions to production profile
- Initial contribution from BassGas condensate and LPG
- Higher oil prices received this half year reflect ongoing incremental hedging at higher prices

Average Price Received (A$/bbl) (inclusive of hedging)	
Half Year ended 31 Dec 06	$73.58
Half Year ended 31 Dec 05	$59.39
Before tax earnings sensitivity: +/-1 USD oil price - +/- AUD $0.7 m	

Origin energy

CSG performance continues to exceed expectations with production rates now in excess of 45 TJ/d

- $114m Phase 4 Spring Gully project forecast to be delivered on time and within budget giving capacity to process 85 TJ/d
- On target to achieve forecast growth of more than 250 PJ in CSG reserves by year end at a cost of less than $0.10/GJ
- Planning well advanced on Phase 5 development to expand project to 105 TJ/d to meet forecast market growth
- Further growth opportunities are presented by Origin's retail demand post 2009


Spring Gully Project - Gas and Water Production
Gas Production (Mscfd)
Water Production (BWPD)
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Gas Production
Water Production

Spring Gully Phase 4 development on track for August 2007 commissioning

Origin energy

BassGas on line and production has been booked since Sept 06 once consistent production levels were achieved

BassGas Project (42.5%)

- Project construction complete in June 2006 with initial booking of sales revenues in September 2006
- Maximum design capacity of 67 TJ/d achieved in October. Some constraints at the onshore plant have limited continuous production to around 55 TJ/d
- Initial production of 4.3 PJe for the half year
- Shut down currently in progress to increase production to design rates
- Dispute with lead contractor Clough Engineering Ltd over construction delays and defects ongoing



BassGas Production Profile
- seven day running average
Steady production level of 55 TJ/d sales gas
Plant design capacity of 67 TJ/d sales gas
1 Sept 06
Daily production in terajoules equivalent
120
100
80
60
40
20
0
1/06/2006
1/08/2006
1/10/2006
1/12/2006
31/01/2007
Sales Gas
Condensate
LPG

Operations now focussed on optimising plant performance and process improvement

Otway Gas Project is expected to commence commissioning in the June quarter…



Otway Gas Project (30.75%)

- Project nearing completion with offshore platform and all pipelines (offshore & onshore) completed - construction of the onshore gas plant remains the main focus
- Gas introduced to the offshore platform February 2007
- Development drilling undertaken and substantial reserves in the Thylacine field confirmed
- Origin net annual production is initially expected to be around 18 PJ of sales gas, 240,000 barrels of condensate and 29 kilotonnes of LPG

…adding over 18 PJ/a to Origin's gas production profile and 29 PJ/a to Origin's gas contract position


Origin
energy

In New Zealand the contract for development of the Kupe Gas Project has been awarded...


LEGEND
Origin permit
Gas pipeline
Potential gas pipeline
Gas field
Oil field
Auckland
PEP 38618
PEP 38619
Northland
Basin
PEP 38485
Tasman
Sea
PEP 38729
Taranaki
Basin
New Plymouth
New
Zealand
0
40
Km
KUPE
PML 38146

Kupe Gas Project (50%)

- Contract of the overall development of the project awarded in September 2006
- Fabrication of platform jacket in Thailand nearing completion
- Manufacturing of topsides commenced
- Ensco 107 rig to arrive September quarter 2007
- Project remains on schedule with first gas expected by first half 2009

Northland Basin Permits (50%)

- New seismic data have been, or are being, acquired in the Taranaki and Northland basins
- Drilling program likely to include exploration satellite near Kupe, and possible greenfields targets in other areas

... and new seismic is being recorded in the Taranaki and Northland basins...

Origin energy


Tasman Sea
New Zealand
Christchurch
PEP 38262
PEP 38264
Canterbury Basin
Dunedin
Pacific Ocean
LEGEND

... while additional permits have been acquired in the Canterbury Basin off the South Island of New Zealand...


Victoria
Lang Lang
BassGas Pipeline
Bass Strait
Bass T/18P
T/RL1
Yolla
T06-4
T/L1
Basin
Tasmania
LEGEND

... in the Bass Basin near the Yolla, Trefoil and White Ibis discoveries...


Kenya
Indian Ocean
Lamu
L-8
L-9
Basin
Mombasa
LEGEND

... and seismic acquisition has been completed in the Lamu Basin in Kenya


Origin
energy

Retail: EBITDA $185.6m up 30% on higher aggregate revenues, customer numbers and margins...



Total Sales Revenue ($m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Dec-06
Dec-05
Revenue
EBITDA
Capex*
EBITDA & Capex ($m)
350
300
250
200
150
100
50
0

- Revenues higher on increased sales volume for electricity and natural gas together with higher LPG selling price
- Market churn increased again, but Origin continues to grow customer numbers: 5,000 higher than Jun 06 and 37,000 higher than Dec 05
- Favourable mark-to-market impact from derivatives which added $27.5 million before tax relative to the prior period
- Acquisition of Sun Retail business in Queensland
- EBIT/Sales measure increased both pre and post mark-to-market adjustments
- Leadership in green energy and carbon markets, strong positive brand position

... while favourable mark-to-market adjustments have added $27.5m

* Does not include acquisitions



Origin
energy

Origin is selectively winning customers and is continuing to increase margins...

Product information and % change from Dec 05	Natural Gas	Electricity	LPG
Product Revenue (A$m)*	450 (+2%)	879 (+4%)	302 (+9%)
Gross profit (A$m)	75 (-13%)	166 (+19%)	77 (+6%)
EBITDA (A$m)	157 (+34%)		29 (+14%)
EBIT (A$m)	144 (+37%)		17 (+17%)
Sales (PJ)	60 (+3%)	-	-
Sales (TWh)	-	8.3 (+7%)	-
LPG (Ktonnes)	-	-	260 (-3%)
Total sales (PJe)	60 (+3%)	30 (+7%)	13 (-3%)
Customers ('000) - (Change from 30 June 2006)	857 (-23k)	983 (+28k)	300 (-)

** Natural gas sales volumes now exclude trading sales, which predominantly comprise the on-sale of Origin Energy's own production. Consequently sales volumes for the six months ended 31 December 2005 have been revised from 62.1 PJ to 57.7 PJ and revenue disclosed in this table last year from natural gas sales has been revised from $460 to $443 million. This does not impact total sales revenue for the Retail segment. Gross Profit for natural gas is not impacted as these trading sales are passed through with minimal margin.*

... with electricity and LPG growth offsetting decline in natural gas customers and hence gross profit

Churn rates have again increased. Origin acquired ~200k new gas and electricity accounts for a gain of 5k over 6 months...

Mass Market Churn: Completed & Pending*



% Churn: Monthly data annualised
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06

December 2006 Origin Energy Customer Numbers

('000)	Natural Gas	Electricity	Total
Jun-06	880	955	1,840
Change	-23	+28	+5
Dec-06	857	983	1,840

Change	(5%)	8%	1.5%

- Gas, electricity and LPG accounts increased 37,000 since Dec 06 and 5,000 since Jun 06
- 747,000 dual fuel accounts, up 17% on last half year
- 200,000 accounts in SA and NSW electricity and growing
- Over 120,000 Green customers

... and Origin immediately expenses all costs associated with individual customer acquisition activities



* Source: Various websites including Vencorp, Nemmco, Gasmarketco & Company Information

Maintaining and increasing both customer numbers and customer margins supports growth in long term value

Gas and Electricity	Dec 06 Pre MtM	Dec 05 Pre MtM	Jun 06 (Full year)
Customer Numbers ('000)	1,840	1,813	1,835
EBITDA / Sales - %	9.8%	9.1%	8.7%
EBIT / Sales %	8.8%	8.2%	7.8%
$ Per Customer:			
Gross Margin / Customer	131	124	238
Opex / Customer (inc Corporate Costs)	60	59	118
EBITDA / Customer	71	65	120

Note: Corporate costs in Dec 06 of $21m and $42m for the full year to gas and electricity related Retail activities
Dec 06 EBIT/Sales including MtM is 10.8% and EBITDA/Customer of $85

- Gross margin and EBITDA per customer both improved on prior period despite increased churn adding to acquisition cost and cost of customer loss
- Customer numbers also increased requiring additional acquisition cost in the period while supporting the recovery of fixed cost components
- Opex drivers include customer churn, net customer additions, cost to maintain and corporate cost allocation

Origin's cost reduction initiatives are focussed on Sun Retail transition and customer management integration key drivers

Sun Retail transition is progressing well and provides an option to accelerate IT retail systems strategy

- Integration of the Sun Retail business required by April 2008 is possible on our existing retail platforms.
- Existing billing systems have been positioned to be sustainable until at least 2010
  - single mass market billing systems by product and
  - large customer multi product system
- Focus of last 2 years has been implementing an umbrella Customer Relationship Management capability for existing legacy mass market billing systems, including:
  - improvements to data management processes;
  - improved sales capability;
  - improved retention capability; and
  - streamlined IT architecture

Opportunity now exists to make step improvements to our retail system capability leading with Sun Retail with key decisions targeted prior to year end

Origin energy


Origin has clearly established its leadership position in green energy sales and carbon responsibility...
Green Power Customers in Australia
Market
Origin
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Origin Energy, 26%
Sun Retail*, 9%
Powerdirect*, 4%
AGL, 13%
Ergon, 11%
Energy Australia, 21%
Country Energy, 6%
TRU, 6%
Integral, 2%
Other, 1%
* Approximate
Total GreenPower customers across Australia totalled nearly 350,000 at 30 September
Origin's Green Energy customers have grown from 74k at Dec 05 to 121k at Dec 06
Origin has 26% share (+Sun Retail = ~35%)
Introduced Green Gas product: ~20k
Introduced Carbon Offsets e-sales
No. 1 rated by green NGOs
AFL Green launch
Channel 7 Sunrise "Cool The Globe" challenge
... resulting in continuing and credible retail market more differentiation and emerging brand strength
Origin energy
Page 36
* Source : GreenPower Qtrly Report : Q3 Sep 06 (Market Share adjusted Energex : 2/3 Origin, 1/3 AGL)


Forward contract prices have risen significantly which has provided a $27.5 million mark-to-market benefit...
Victorian Spot and Forward Contract Electricity Prices
$/MWh
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
FY 06/07
FY 07/08
FY 08/09
Historical forward curves
Forward curve Dec 06
Forward Curve Jun 06
Forward Curve Jun 05
Monthly Average Spot Price
FPC end Dec 06
FPC end Jun 06
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
2002 Historical Forward Price
2001 Historical Forward Price
... and if sustained the increase in forward prices will create the right signal for investing in power generation
Origin energy


Origin has managed its gas contracting to leverage additional upstream development...
ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
... and now has significant flexibility in gas supply arrangements
Origin energy
Page 38

Contribution from acquisitions and active margin management has provided EBITDA growth despite an 8% increase in global LPG Prices



The race for
clean energy
is in the bag
origin

- Average purchasing cost rose again in line with international prices - +A$51/tonne
- Sales in all segments remain strong against competitive forces (eg Natural Gas in Tasmania), reduced volume reflects lower wholesale sales to other gas companies
- Integration of key distributors (eg Speed-e-Gas in NSW, Vantage & Happy Gas in QLD)
- The leisure (Quick Swap) segment has grown strongly, with over 300 sites active nationally
- Innovative, first-to-market Green LPG offering introduced with positive uptake
- Strict margin and cost focus has enabled growth in both gross margin and EBITDA

Integration of Sun Retail LPG adding 31 kt and 55,000 customers is progressing well

Origin energy



Generation: EBITDA of $65.6m, up 52% from $43.1m
Total Sales Revenue & EBITDA ($m)
120
100
80
60
40
20
0
Dec-06
Dec-05
Revenue
EBITDA
Capex*
Capex ($m)
32
28
24
20
16
12
8
4
0
• $19.6 million received as payment for the termination of the power purchase agreement with Enertrade
• Second unit of the Ladbroke Grove plant converted to run on gas from the SESA pipeline
• Evaluation of three sites to construct high-efficiency gas-fired power stations - Spring Gully, Darling Downs and Mortlake
• Application for up to an additional 120 MW of peaking capacity at the Quarantine power station
• SLIVER development continued
* Does not include acquisitions
Origin energy

Mt Stuart power purchase arrangements with Enertrade have now concluded and significantly boosted the first half results...



- Under the Mt Stuart power purchase arrangement with Enertrade, Origin earned returns when the plant ran subject to a minimum annual payment
- On the termination of the contract on 31 December 2006 a termination payment was made of $19.6 million to compensate for lack of earnings over the remaining contract period
- Origin now has full flexibility to integrate the Mt Stuart power station into its electricity portfolio in support of the Sun Retail business

... and we will now have greater flexibility to integrate the Mt Stuart power station into our portfolio

Origin energy

There was high planned availability across all plants...

Major Origin Power Plants	Origin Int.. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	95%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	98%	BP
Osborne	50	180	Cogen	Base	92%	NRG Flinders & Penrice
Mt Stuart	100	288	OCGT	Peak	93%	Enertrade
Quarantine	100	96	OCGT	Peak	99%	Origin Retail
Ladbroke	100	80	OCGT	Base/ Peak	75%	Origin Retail
Roma	100	74	OCGT	Peak	81%	Origin Retail

... with Worsley maintenance and the refit of the second Ladbroke Grove turbine to new gas supply from the SESA pipeline reducing running hours much as expected

Origin energy

Planning and permitting for the option to develop gas fired power stations are progressing at Mortlake, Spring Gully and Darling Downs...

Power Plant Developments

- Three power projects being evaluated:
  - Mortlake in Victoria
  - Spring Gully in Queensland
  - Darling Downs in Queensland
- EES for Mortlake received general endorsement from the Victorian government in July 2006.
- EIS statement for Spring Gully was approved in September 2006. Construction tenders received.
- In November 2006 Origin acquired Sun Retail business which included a permitted site for the construction of a gas-fired turbine at Darling Downs. We are accelerating development of this alternative.

Solar

- SLIVER modules continue to be scaled up
- Reliability testing of 75W module was successfully achieved and early stage commercial production commenced
- Origin is continuing to seek an international partner for this project

Geothermal

- 14% investment in Geodynamics which is continuing to prove its "Hot Rock" concepts and technology
- Habanero 3 to complete testing of the development concept planned for mid 2007

... while progress on SLIVER commercialisation and other renewable options continues


Origin
energy

Networks: EBITDA of $14.4m down from $15.8m last half year and reflects higher operating costs and lower interest distribution from Envestra


Total Sales Revenue & EBITDA ($m)
100
90
80
70
60
50
40
30
20
10
0
Dec-06
Dec-05
Revenue
EBITDA
Capex*
Capex ($m)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0

- Sales revenue in line with prior period
- EBITDA was lower due to higher South Australian property operating costs and lower interest distribution from Envestra (although total distribution was constant with capital component higher)
- Distribution reinvested in stock through the Distribution Reinvestment Plan
- After the review of ownership of the Networks business, Origin Energy has decided to proceed with the sale process

* Does not include acquisitions

Origin energy

Contact: EBITDA of $237.5m down 18% on non-recurrence of Valley Power sale, lower wholesale electricity prices and foreign currency translation variance...

Total Sales Revenue ($m)
EBITDA & Capex ($m)
1,200
1,000
800
600
400
200
0
350
300
250
200
150
100
50
0
Dec-06
Dec-05
Revenue
EBITDA
Capex*

- Non-recurrence of a $31 million before tax benefit from the sale of Valley Power
- Foreign currency translation variance of A$20 million due to weakening NZ$
- Operating factors that contributed to the half year results:
  - High rainfall and inflows, leading to higher levels of hydro generation, lower level of thermal generation and lower electricity prices
  - Lower wholesale prices for generation
  - Higher prices for natural gas

... resulting in a $31m contribution to NPAT after deducting funding and recognising minority interests

* Does not include acquisitions

Origin energy

Contact has announced a range of renewable energy projects focused on geothermal and wind resources...

- Geothermal plans:
  - Planning two new stations, up to 260 MW of new capacity
  - NZ$1 billion investment programme subject to economic viability and discussion with Government
- Wind generation options:
  - MOU with the wind development arm of Investec signed in October 2006
  - Four sites, up to 700 MW
  - All sites have been monitored and indicate high quality wind source
  - Any two sites would require investment of up to NZ$1 billion

... which could add up to 1000 MW and may require investment of up to NZ$2 billion

Origin energy

Late in the Dec half Origin was approached by AGL to consider the notion of a nil premium merger of equals

- The Board of Origin has carefully considered this proposal and its impact on the value of shareholders' investment in Origin
- Important considerations in this regard include:
  - An assessment of the relative value of AGL and Origin;
  - The benefits arising from the merger after consideration of:
    - The transaction risks, including ACCC considerations;
    - Value leakage;
  - The quality of earnings and growth opportunities of each company; and
  - The strategic direction of the two businesses

After due consideration the Board has decided to reject this proposal


Origin
energy


origin energy
Financial Review
Six months ended 31 December 2006

Strong half year result...

• Revenue	$2,894 million	down 4%
• EBITDA	$640 million	up 9%
• NPAT	$233 million	up 20%
• EPS - Basic	29.0 cps	up 13%
• Final dividend fully franked	10.0 cps	up 11%
• Gearing[1]	35%	down from 43%
• Free cash flow[2]	$267 million	down 19%
• Free cash flow per share	33.1 cps	down 23%
• OCAT Ratio[3] - Calendar year calculation	11.4%	target 9.4%

... healthy underlying operating performance

(1) Adjusted net debt to (debt + equity). Net debt adjusted for the impact of fair value adjustments (m-t-m of debt).
(2) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.
(3) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

Profit & Loss

($ million)	Dec 06	Dec 05	% change
Revenue	2,894	3,008	(4)
EBITDA	640	589	9
EBIT	482	442	9
Net financing costs[1]	88	87	2
Tax expense	108	92	17
Minority Interests	53	69	(24)
NPAT	233	194	20
ROE	6.8%	7.1%	-
EPS - Basic	29.0 cps	25.5 cps	13
Free cash flow per share	33.1 cps	43.2 cps	(23)

- Mark-to-market NPAT benefit in Dec 06 of $19 million on electricity hedge contracts
- Lower ROE largely due to equity placement in Dec 06

(1) Excluding capitalised interest


Origin
energy

EBITDA of $640m was up 9% on strong performance by E&P, Retail and Generation...

Divisions ($ million)	Dec 06	Dec 05	% change
Exploration & Production	136	99	38
Retail	186	142	30
Generation	66	43	52
Networks	14	16	(9)
Contact	238	289	(18)
Total	640	589	9

- Corporate costs of $34 million have been allocated to the Australian business segments

... more than offset reduced contribution from Contact

Depreciation & Amortisation

($ million)	Dec 06	Dec 05
Generation property, plant and equipment	63	64
Other buildings, plant and equipment	62	54
Amortisation in producing areas[1]	32	29
Other	1	1
Total	157	148

- The increase in D&A is due largely to the commencement of production from the BassGas Project and the continuing ramp-up of production from the Spring Gully Project

(1) Amortisation of exploration and evaluation costs in producing areas


Origin
energy

Interest

($ million)		Dec 06	Dec 05
Net financing costs (A-IFRS)		88	87
Less:	Unwinding of discount on provisions	(7)	(6)
	Mark-to-market on interest rate swaps	8	6
Net interest expense		89	87
Capitalised interest		15	12
Net interest expense + capitalised interest		104	99
Adjusted net interest cover (x EBIT)[1]		4.7	4.2
Weighted average interest rate		7.3%	7.3%

- Origin's weighted average interest rate is a combination of the funding rates from Contact's NZD debt, Origin's NZD debt associated with the acquisition of shares in Contact and Origin's AUD debt associated with its Australian businesses

(1) including capitalised interest and excluding unwinding of discount on provisions and m-t-m on interest rates swaps


Origin
energy

Tax Reconciliation

($ million)	Dec 06	Dec 05
Profit before tax	394	355
Prima facie tax	122	112
Less: Recognition of change in net loss position	(14)	(15)
Tax exempt profit on disposal of Valley Power by Contact Energy	-	(9)
Other differences	(1)	4
Equals: Tax expense	108	92
Effective tax rate	27.4%	25.9%
Tax paid	85	44

- The effective tax rate was lower in December 2005 due to the one-off tax exempt gain from the disposal of Valley Power
- Tax paid increased largely due to an increase in instalments from an increase in both rate and taxable income


Origin
energy

Growth capex was lower as the BassGas Project commenced production and key elements of the Otway Gas Project were completed...

($ million)	Dec 06	Dec 05
Stay-In-Business (SIB)	79	106
Growth		
Exploration & Production	172	224
Retail	16	11
Generation	13	7
Networks	-	-
Contact	23	12
Total capital expenditure	303	359
Acquisitions (net of cash)	16	67
Capex including acquisitions	320	426

... while SIB capex focus was on E&P (mainly Cooper) and Contact Energy (geothermal drilling)

Origin energy

Favourable movements in EBITDA and SIB capex have been more than offset by higher working capital across Contact and E&P, unfavourable FX impacts and higher tax payments

($ million)	Dec 06	Dec 05
EBITDA	640	589
Change in working capital	(76)	(9)
Stay-in-business capex[1]	(79)	(134)
Other[2]	(31)	19
Tax paid	(85)	(44)
OCAT	368	421
Net interest paid	(102)	(93)
Free cash flow	267	328
Funds Employed	5,765	5,767
OCAT Ratio[3] - Calendar year calculation	11.4%	13.6%

(1) Net of book value of assets sold.
(2) Includes non-cash items.
(3) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

Origin energy

Cash flow return from the business segments is measured pre-tax and targets 14.2% per annum (7.1% per half year)

	Funds Employed ($m)	Operating Cash Flow ($m)	OCFR Dec 06 (%)	OCFR Dec 05 (%)
E&P	1,766	95	5.4	7.7
Retail	1,437	116	8.1	7.5
Generation	321	47	14.8	7.1
Networks	157	13	8.3	9.9
Contact Energy	3,119	183	5.9	6.4

E&P reflects capital investments and commencement of production from BassGas. Returns are expected to grow significantly in the coming years as upstream projects are completed

Origin energy

During the half year an additional 62.6 million shares were issued...

- Equity Placement: 56.3 million shares were issued to raise a net $395 million in an equity placement to institutional investors.
- Dividend Reinvestment Plan: 3.4 million shares.
- Exercise of Options: 2.9 million shares.
- Share Purchase Plan (post half year end)
  - In January 2007 the Company initiated a SPP to raise $75 million.
  - Plan was significantly oversubscribed
  - All valid applications limited to no more than 200 shares
  - $83 million raised through issue of 11.7 million shares to around 60,000 shareholders

... leading to an increase of 6% in the weighted average shares on issue to 805.2 million, and total shares on issue at 31 December 2006 of 856.9 million

Origin energy

Balance Sheet and Gearing

($ million)	Dec 06	Dec 05
Net debt (A-IFRS)	2,090	2,378
Added back fair value adjustment (m-t-m)	332	293
Adjusted net debt	2,422	2,671
Total equity	4,504	3,782
Adjusted net debt to (debt + equity)	35%	43%

- Net debt under A-IFRS includes a mark-to-market adjustment on foreign currency debt
- Net debt as at 31 December 2006 includes the equity placement used to partially finance the Sun Retail acquisition which was settled on 1 February 2007

After settlement of the Sun Retail acquisition and completion of the share purchase plan, Origin's gearing will return to its target range of 40-45%

A fully franked interim dividend of 10 cents per share has been declared (prior period 9 cents fully franked)...



Dividends - cents per share
Franking
100% 100% 40% 100% 100% 100% 100%
25
20
15
10
5
0
4
3
2
5
5
7
6
8
7
9
9
10
FY01 FY02 FY03 FY04 FY05 FY06 FY07
Dec half Jun half

Payment and DRP

- Ex-dividend date 5 March 2007
- Date of record 9 March 2007
- Payable 30 March 2007
- DRP to apply at no discount

Franking

- Origin will pre-pay sufficient tax to ensure that the dividend is fully franked
- Origin's target remains to pay dividends of around 40% of EPS

... and continues Origin's record of increasing dividend payments to shareholders



Origin
energy


Origin
energy
Outlook

At the full year results Origin advised there was uncertainty surrounding several key contributors to profit...

- Timing of the commencement of production from the BassGas Project:
  - production commenced in September
- Timing of the Otway Gas Project:
  - project is not likely to contribute significantly to this financial year
- The rate of decline of the Perth Basin oil fields:
  - successful appraisal drilling has halted production decline
- Weather and gas cost impacts on Contact Energy;
  - underlying business is performing well, decline in contribution reflects one-off Valley Power sale in prior year and foreign currency translation effects

... but has nonetheless delivered a strong first half result


Origin
energy

Consistent with prior years, the natural seasonality in earnings of both the Retail business and Contact Energy will see lower June half earnings

- This trend may be exacerbated by:
  - Mark-to-market movements
  - Higher exploration expenses
  - Acquisition expenses for Sun Retail

Notwithstanding these factors the strong underlying performance of the Company will result in an increase in year on year earnings for financial year 2007


Origin
energy

During the half the company has also undertaken a number of initiatives to strengthen its strategic position...

- Integration of Mt Stuart power station;
- Acquisition of Sun Retail;
- Sale of our Networks business;
- Acquisition of new exploration acreage; and
- Commitment to additional CSG development and reserves additions

2007 is a year of transition as the capital expenditure program on CSG, BassGas and the offshore Otway is essentially completed

A full year contribution from these projects together with Sun Retail will significantly lift earnings in 2008


Origin
energy

Looking further ahead the Company has a number of substantial development projects committed and under development…

- The Kupe Project in New Zealand is progressing well;
- Continued expansion of coal seam gas operations;
- Acceleration of development efforts on the Darling Downs power station in Queensland;
- Steady progress on options to develop power stations at Spring Gully and Mortlake;
- Expansion of the Quarantine power station in South Australia; and
- Increase in development opportunities in renewable energy for Contact Energy in New Zealand.

… and is well positioned as a fuel-integrated generator/retailer to benefit from continuing growth opportunities in the energy industry

Origin energy

In summary...

- 2007 year of transition
- 2008 significant lift in earnings
- Further developments to strengthen strategic positioning
- Well positioned for further rationalisation and structural changes

Origin energy


Origin
energy
Appendix 1 - Five year financial overview

Profit & Loss

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Revenue	1,679	2,429	3,352	3,556	4,902	5,950
EBITDA	305	405	941	532	918	1,087
EBIT	173	231	295	329	656	791
Net Financing Cost[1]	(32)	(43)	(49)	(45)	(148)	(167)
Tax expense	(38)	(54)	(80)	(77)	(137)	(169)
Minority Interests	(6)	(5)	(5)	(2)	(70)	(122)
NPAT	98	129	162	205	301	332
Basic EPS	17.1	20.2	24.8	30.0	42.1	41.9
ROE	7.6%	8.1%	9.2%	10.6%	11.9%	12.3%

From 1 July 2005, the Origin Energy was required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) issued by the Australian Accounting Standards Board. The financial results for the year ended 30 June 2005 have been restated for A-IFRS on the same basis and so differ from historical financial information published at that time. Prior years were prepared under earlier accounting standards and have not been restated.

(1) Excluding capitalised interest

Origin energy

Origin reports its business across four segments covering its operations in Australia, New Zealand and the Pacific...

Segment	EBITDA	FE[1]
Exploration and Production •Over 2,436 PJe 2P reserves and annual production of 78 PJe •Diverse acreage position across Australia and New Zealand •A leading Australian CSG producer	205	1,465
Retail •Over 2 million customers, Australia's 2nd largest energy retailer •National business covering electricity, natural gas, LPG and related products and services	273	1,229
Generation •Interests in over 874 MW of installed capacity •Predominantly gas fired, including co-generation & peaking units •Output contracted to 3rd parties or Retail division	60	319
Networks •Provision of asset management services to 3rd parties, managing over 20,000 km of gas networks and 3,500 km of water networks •Equity investment in Envestra •SEA Gas pipeline	30	167
Contact Energy (51.4% interest) •Integrated energy model similar to Origin •Interests in around 2,200 MW of installed generation capacity and around 594,000 gas and electricity customers	519	3,389

... while the acquisition of a 51.4% interest in Contact Energy of New Zealand created a fifth segment

Origin energy

 (1) Funds Employed

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas have provided immediate contributions...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Growth & Acquisitions						
E & P	56	129	179	313	335	600
Retail	344	78	154	46	42	56
Generation	46	116	93	8	6	12
Networks	0	15	0	56	0	-
Contact					960	20
Total Growth & Acquisitions	446	338	427	422	1,343	688
Stay in business	83	65	97	86	132	209
Total capital expenditure	529	403	524	509	1,475	897

... while development capital invested in E&P will provide returns in the next few years

Origin energy

Origin uses cash flow measures as the primary measure of performance within the business...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
EBITDA	305	405	491	532	918	1,087
Non-cash items[1]	(8)	(17)	13	2	4	(10)
Change in Working Capital	11	16	39	(48)	(31)	16
Stay in business CAPEX	(83)	(65)	(94)	(83)	(111)	(206)
Tax/Subvention Payments	(24)	(40)	(50)	(2)	(181)	(119)
OCAT	201	299	399	402	599	768
Net Interest Paid	(31)	(43)	(49)	(51)	(150)	(185)
Free cash flow	170	256	350	350	448	583
Funds Employed	1,891	2,189	2,465	2,632	4,963	5,704
OCAT Ratio[2]	10.6%	13.7%	15.6%	14.8%	11.2%	12.5%

... and this strong focus on cash has allowed Origin to fund organic growth almost entirely from cash flow


Origin
energy

(1) 2006 includes the reversal of profit on the ale of the Valley Power power station
(2) Cash returns on funds employed significantly exceeds our cost of capital of 8.0% after tax

This has allowed Origin to maintain a conservatively geared balance sheet and take on the extra debt to fund ongoing investment in growth

	Jun 01	Jun 02	Jun 03	Jun 04	Jun 05	Jun 06
Net debt ($m)	727	633	732	861	2,743	2,411
Total equity ($m)	1,328	1,626	1,790	1,939	3,519	3,646
Adjusted Debt / (debt + equity) (%)[1]	35%	28%	29%	31%	44%	42%
Net financing cost[2] ($m)	(32)	(43)	(49)	(45)	(148)	(167)
Net interest cover (x EBIT)	5.5	5.4	6.1	6.2	4.2	4.2
Average interest rate	6.7%	6.6%	6.7%	6.6%	7.0%	6.9%

- Increase in net debt and interest expense in 2005 reflects funding of Contact acquisition. Higher New Zealand interest rates increase weighted average rate
- Debt of Debt plus equity of 41% is lower than 44% expected at the time of acquisition and remains at the high end of long term expectation
- S&P rating BBB+/stable. Fitch A-

(1) Adjusted to exclude mark-to-market fair value of debt under A-IFRS
(2) Excluding capitalised interest


Origin
energy


origin
energy

For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


Origin
energy

END